Exhibit 99.3

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Nine Months Ended September 30, 2013 and 2012 and

Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have reviewed the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and subsidiaries (“the Company”) as of September 30, 2013, December 31, 2012, September 30, 2012 and January 1, 2012, the related consolidated statements of comprehensive income for the three months ended September 30, 2013 and 2012 and nine months ended September 30, 2013 and 2012, change in stockholders’ equity and cash flows for the nine months ended September 30, 2013 and 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these consolidated financial statements based on our reviews.

We conducted our reviews in accordance with the Statement of Auditing Standards No. 36, “Review of Financial Statements”, issued by the Auditing Standards Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers issued by the Financial Supervisory Commission of the Republic of China, and International Financial Reporting Standard 1, “First-time adoption of International Financial Reporting Standards” and International Accounting Standard 34, “Interim Financial Reporting” endorsed by the Financial Supervisory Commission of the Republic of China.

/s/ DELOITTE & TOUCHE

Deloitte & Touche

Taipei, Taiwan

The Republic of China

October 31, 2013

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the accountants’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language accountants’ review report and consolidated financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	September 30, 2013		December 31, 2012		September 30, 2012		January 1, 2012
ASSETS	Amount	%	Amount	%	Amount	%	Amount	%

CURRENT ASSETS
Cash and cash equivalents (Notes 3 and 6)	$34,749,913	8	$30,938,472	7	$31,488,277	7	$26,407,196	6
Financial assets at fair value through profit or loss (Notes 3 and 7)	363	—	2,994	—	32,678	—	45,750	—
Available-for-sale financial assets (Notes 3 and 8)	16,880	—	2,250,260	—	2,390,784	1	2,498,712	1
Held-to-maturity financial assets (Notes 3 and 9)	4,689,694	1	4,250,146	1	2,981,338	1	1,201,301	—
Trade notes and accounts receivable, net (Notes 3, 4 and 10)	24,344,606	6	24,354,817	6	24,400,896	6	22,396,071	5
Accounts receivable from related parties (Note 37)	48,365	—	43,937	—	28,215	—	34,064	—
Inventories (Notes 3, 4, 11 and 38)	8,087,099	2	7,196,101	2	4,059,109	1	4,822,154	1
Prepayments (Notes 12 and 37)	5,071,640	1	1,985,706	—	4,942,974	1	1,888,643	—
Other current monetary assets (Note 13)	4,775,749	1	24,449,195	6	9,103,345	2	43,050,748	10
Other current assets (Notes 7 and 19)	3,987,212	1	4,474,595	1	4,641,999	1	3,039,836	1

Total current assets	85,771,521	20	99,946,223	23	84,069,615	20	105,384,475	24

NONCURRENT ASSETS
Available-for-sale financial assets (Notes 3 and 8)	3,042,355	1	3,278,315	1	3,352,337	1	242,934	—
Financial assets carried at cost (Notes 3 and 14)	2,454,954	1	2,467,861	1	2,525,618	1	2,575,030	1
Held-to-maturity financial assets (Notes 3 and 9)	8,923,153	2	11,796,144	3	14,005,461	3	13,494,891	3
Investments accounted for using equity method (Notes 3 and 15)	2,367,447	1	2,240,292	—	2,678,337	1	2,556,017	—
Property, plant and equipment (Notes 3, 4, 16, 37 and 38)	296,810,800	70	297,342,349	67	293,482,780	69	295,031,831	67
Investment properties (Notes 3, 4 and 17)	7,776,464	2	7,788,898	2	7,812,704	2	9,060,081	2
Intangible assets (Notes 3, 4 and 18)	5,361,802	1	5,781,803	1	5,844,043	1	6,278,175	1
Deferred income tax assets (Notes 3 and 30)	1,385,251	—	1,319,878	—	1,013,748	—	1,071,574	—
Prepayments (Notes 12 and 37)	3,555,222	1	3,554,235	1	3,517,822	1	3,546,976	1
Other noncurrent assets (Notes 19, 26 and 38)	5,505,429	1	4,596,529	1	3,996,637	1	3,858,165	1

Total noncurrent assets	337,182,877	80	340,166,304	77	338,229,487	80	337,715,674	76

TOTAL	$422,954,398	100	$440,112,527	100	$422,299,102	100	$443,100,149	100

	September 30, 2013		December 31, 2012		September 30, 2012		January 1, 2012
LIABILITIES AND STOCKHOLDERS’ EQUITY	Amount	%	Amount	%	Amount	%	Amount	%

CURRENT LIABILITIES
Short-term loans (Note 20)	$1,075,222	—	$111,473	—	$130,000	—	$75,000	—
Financial liabilities at fair value through profit or loss (Notes 3 and 7)	671	—	1,959	—	222	—	3,987	—
Trade notes and accounts payable (Note 22)	12,376,159	3	13,513,437	3	12,346,431	3	14,264,769	3
Payables to related parties (Note 37)	466,268	—	837,330	—	477,043	—	788,147	—
Current tax liabilities (Notes 3 and 30)	2,194,950	1	3,320,329	1	1,474,128	—	3,538,742	1
Other payables (Note 23)	22,664,934	5	26,101,780	6	21,977,541	5	26,302,261	6
Provisions (Notes 3 and 24)	114,242	—	221,245	—	128,800	—	148,050	—
Advance receipts (Note 25)	9,748,057	2	10,193,988	2	10,030,294	3	11,501,721	3
Current portion of long-term loans (Note 21)	—	—	8,372	—	33,489	—	701,887	—
Other current liabilities	1,577,680	1	1,597,476	1	1,799,254	1	1,954,963	1

Total current liabilities	50,218,183	12	55,907,389	13	48,397,202	12	59,279,527	14

NONCURRENT LIABILITIES
Long-term loans (Note 21)	1,700,000	1	2,050,000	1	1,650,000	—	1,058,372	—
Deferred income taxes liabilities (Notes 3 and 30)	99,069	—	102,396	—	134,413	—	115,068	—
Provisions (Notes 3 and 24)	135,301	—	44,909	—	39,810	—	34,002	—
Customers’ deposits (Note 37)	4,831,012	1	4,911,010	1	4,870,073	1	5,013,981	1
Accrued pension liabilities (Notes 3 and 26)	4,830,259	1	4,616,803	1	3,078,114	1	2,994,079	1
Deferred revenue	3,767,384	1	3,838,854	1	3,538,846	1	3,887,813	1
Other noncurrent liabilities	1,315,382	—	1,312,630	—	1,257,487	—	865,644	—

Total noncurrent liabilities	16,678,407	4	16,876,602	4	14,568,743	3	13,968,959	3

Total liabilities	66,896,590	16	72,783,991	17	62,965,945	15	73,248,486	17

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT (Note 27)
Common stock	77,574,465	18	77,574,465	18	77,574,465	18	77,574,465	17

Additional paid-in capital	184,579,878	44	190,162,430	43	190,161,168	45	190,157,537	43

Retained earnings
Legal reserve	74,819,380	18	70,828,983	16	70,828,983	17	66,122,145	15
Special reserve	2,675,894	—	2,675,894	—	2,675,894	1	2,675,894	1
Unappropriated earnings	12,025,094	3	21,483,854	5	13,679,696	3	29,016,482	6

Total retained earnings	89,520,368	21	94,988,731	21	87,184,573	21	97,814,521	22

Other adjustments	(245,168)	—	161,061	—	239,707	—	28,756	—

Total equity attributable to stockholders of the parent	351,429,543	83	362,886,687	82	355,159,913	84	365,575,279	82

NONCONTROLLING INTERESTS	4,628,265	1	4,441,849	1	4,173,244	1	4,276,384	1

Total stockholders’ equity	356,057,808	84	367,328,536	83	359,333,157	85	369,851,663	83

TOTAL	$422,954,398	100	$440,112,527	100	$422,299,102	100	$443,100,149	100

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	Three Months Ended September 30				Nine Months Ended September 30
	2013		2012		2013		2012
	Amount	%	Amount	%	Amount	%	Amount	%

REVENUES (Notes 28 and 37)	$56,723,304	100	$55,284,607	100	$169,178,253	100	$165,168,978	100

OPERATING COSTS (Notes 11 and 37)	35,789,479	63	34,607,909	63	108,519,223	64	104,702,702	63

GROSS PROFIT	20,933,825	37	20,676,698	37	60,659,030	36	60,466,276	37

OPERATING EXPENSES (Note 37)
Marketing	6,373,601	11	6,129,760	11	18,323,572	11	15,975,919	10
General and administrative	1,039,520	2	945,695	1	3,099,503	2	2,969,952	2
Research and development	922,176	2	957,458	2	2,724,972	2	2,743,066	1

Total operating expenses	8,335,297	15	8,032,913	14	24,148,047	15	21,688,937	13

OTHER INCOME AND EXPENSE (Note 29)	(12,005)	—	(9,457)	—	(24,176)	—	(1,266,280)	(1)

INCOME FROM OPERATIONS	12,586,523	22	12,634,328	23	36,486,807	21	37,511,059	23

NON-OPERATING INCOME AND EXPENSES
Interest income	146,630	—	183,333	1	471,040	—	586,191	1
Other income (Notes 29 and 37)	127,762	—	108,662	—	266,637	—	281,351	—
Other gains and losses (Notes 29 and 37)	(3,497)	—	(42,038)	—	(52,208)	—	(38,048)	—
Finance costs (Note 29)	(9,573)	—	(5,204)	—	(23,920)	—	(16,030)	—
Share of the profit of associates and jointly controlled entities accounted for using equity method (Note 15)	222,821	1	178,656	—	525,180	1	461,938	—

Total non-operating income and expenses	484,143	1	423,409	1	1,186,729	1	1,275,402	1

INCOME BEFORE INCOME TAX	13,070,666	23	13,057,737	24	37,673,536	22	38,786,461	24

INCOME TAX EXPENSE (Notes 3 and 30)	2,177,679	4	2,085,532	4	6,279,920	4	6,192,723	4

NET INCOME	10,892,987	19	10,972,205	20	31,393,616	18	32,593,738	20

OTHER COMPREHENSIVE INCOME (LOSS), NET
Exchange differences arising from the translation of the foreign operations	(72,259)	—	(21,253)	—	17,553	—	(41,282)	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	Three Months Ended September 30				Nine Months Ended September 30
	2013		2012		2013		2012
	Amount	%	Amount	%	Amount	%	Amount	%

Unrealized gain (loss) on available-for-sale financial assets	(70,853)	—	(306,033)	(1)	(404,170)	—	246,505	—
Share of other comprehensive income of associates accounted for using equity method	(305)	—	(1,886)	—	(36,605)	—	13	—
Income tax relating to each component of other comprehensive income (Note 30)	(3,493)	—	—	—	(3,382)	—	—	—

Total other comprehensive income (loss), net of income tax	(146,910)	—	(329,172)	(1)	(426,604)	—	205,236	—

TOTAL COMPREHENSIVE INCOME	$10,746,077	19	$10,643,033	19	$30,967,012	18	$32,798,974	20

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$10,648,268	19	$10,698,297	19	$30,484,334	18	$31,731,916	19
Noncontrolling interests	244,719	—	273,908	1	909,282	1	861,822	1

	$10,892,987	19	$10,972,205	20	$31,393,616	19	$32,593,738	20

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$10,506,098	19	$10,376,114	19	$30,038,507	18	$31,942,867	19
Noncontrolling interests	239,979	—	266,919	—	928,505	—	856,107	1

	$10,746,077	19	$10,643,033	19	$30,967,012	18	$32,798,974	20

EARNINGS PER SHARE (Note 31)
Basic	$1.37		$1.38		$3.93		$4.09

Diluted	$1.37		$1.38		$3.92		$4.08

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Equity Attributable to Stockholders of the Parent
						Other Adjustments
						Exchange Differences Arising from the Translation of the Foreign Operations	Unrealized Gain (Loss) on Available-for-sale Financial Assets	Total Equity Attributable to Stockholders of the Parent
			Retained Earnings
	Common Stock	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings				Noncontrolling Interests	Total Stockholders’ Equity

BALANCE, JANUARY 1, 2012	$77,574,465	$190,157,537	$66,122,145	$2,675,894	$29,016,482	$(38,918)	$67,674	$365,575,279	$4,276,384	$369,851,663

Appropriation of 2011 earnings
Legal reserve	—	—	4,706,838	—	(4,706,838)	—	—	—	—	—
Cash dividends paid by Chunghwa	—	—	—	—	(42,361,864)	—	—	(42,361,864)	—	(42,361,864)

Cash dividends paid by subsidiaries to noncontrolling interests	—	—	—	—	—	—	—	—	(887,457)	(887,457)

Net income for the nine months ended September 30, 2012	—	—	—	—	31,731,916	—	—	31,731,916	861,822	32,593,738

Other comprehensive income for the nine months ended September 30, 2012	—	—	—	—	—	(33,254)	244,205	210,951	(5,715)	205,236

Total comprehensive income for the nine months ended September 30, 2012	—	—	—	—	31,731,916	(33,254)	244,205	31,942,867	856,107	32,798,974

Exercise of employee stock option of subsidiaries	—	3,631	—	—	—	—	—	3,631	35,481	39,112

Decrease in noncontrolling interests	—	—	—	—	—	—	—	—	(107,271)	(107,271)

BALANCE, SEPTEMBER 30, 2012	$77,574,465	$190,161,168	$70,828,983	$2,675,894	$13,679,696	$(72,172)	$311,879	$355,159,913	$4,173,244	$359,333,157

	Equity Attributable to Stockholders of the Parent
						Other Adjustments
						Exchange Differences Arising from the Translation of the Foreign Operations	Unrealized Gain (Loss) on Available-for-sale Financial Assets	Total Equity Attributable to Stockholders of the Parent
			Retained Earnings
	Common Stock	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings				Noncontrolling Interests	Total Stockholders’ Equity

BALANCE, JANUARY 1, 2013	$77,574,465	$190,162,430	$70,828,983	$2,675,894	$21,483,854	$(96,930)	$257,991	$362,886,687	$4,441,849	$367,328,536

Appropriation of 2012 earnings
Legal reserve	—	—	3,990,397	—	(3,990,397)	—	—	—	—	—
Cash dividends paid by Chunghwa	—	—	—	—	(35,913,099)	—	—	(35,913,099)	—	(35,913,099)

Cash dividends paid by subsidiaries to noncontrolling interests	—	—	—	—	—	—	—	—	(811,296)	(811,296)

Other changes in capital surplus
Cash distributed from capital surplus	—	(5,589,240)	—	—	—	—	—	(5,589,240)	—	(5,589,240)
Change in capital surplus from investments in associates accounted for using equity method	—	3,049	—	—	—	—	—	3,049	3,794	6,843

Net income for the nine months ended September 30, 2013	—	—	—	—	30,484,334	—	—	30,484,334	909,282	31,393,616

Other comprehensive income for the nine months ended September 30, 2013	—	—	—	—	(39,598)	3,305	(409,534)	(445,827)	19,223	(426,604)

Total comprehensive income for the nine months ended September 30, 2013	—	—	—	—	30,444,736	3,305	(409,534)	30,038,507	928,505	30,967,012

Exercise of employee stock option of subsidiaries	—	3,658	—	—	—	—	—	3,658	32,878	36,536

Compensation cost of employee stock options of a subsidiary	—	—	—	—	—	—	—	—	45,303	45,303

Employee stock bonus issued by a subsidiary	—	(19)	—	—	—	—	—	(19)	2,468	2,449

Decrease in noncontrolling interests	—	—	—	—	—	—	—	—	(15,236)	(15,236)

BALANCE, SEPTEMBER 30, 2013	$77,574,465	$184,579,878	$74,819,380	$2,675,894	$12,025,094	$(93,625)	$(151,543)	$351,429,543	$4,628,265	$356,057,808

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Nine Months Ended September 30
	2013	2012

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$37,673,536	$38,786,461
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	23,110,206	23,338,746
Amortization	914,917	833,504
Provision for (reversal of) doubtful accounts	173,374	(1,450,406)
Interest expenses	23,920	16,030
Interest income	(471,040)	(586,191)
Dividend income	(43,989)	(18,883)
Compensation cost of employee stock options	45,303	—
Share of the profit of associates and jointly controlled entities accounted for using equity method	(525,180)	(461,938)
Impairment loss on available-for-sale financial assets	—	26,779
Impairment loss on financial assets carried at cost	28,692	111,614
Impairment loss on goodwill	18,055	—
Provision for inventory and obsolescence	133,054	14,455
Impairment loss on property, plant and equipment	2,262	—
Impairment loss on investment properties	—	1,261,365
Gain on disposal of financial instruments	(76,291)	(65,343)
Loss on disposal or abandonment of property, plant and equipment	21,914	4,915
Valuation loss (gain) on financial assets and liabilities at fair value through profit or loss, net	1,075	(31,282)
Gain on foreign exchange	(7,881)	(18,491)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	9,361	27,689
Trade notes and accounts receivable	(155,459)	(540,259)
Receivables from related parties	(4,428)	5,849
Inventories	(1,024,052)	748,590
Other current monetary assets	(216,867)	299,217
Prepayment	(3,086,921)	(3,025,177)
Other current assets	517,357	(1,588,255)
Increase (decrease) in:
Trade notes and accounts payable	(1,137,278)	(1,837,280)
Payables to related parties	(371,062)	(311,104)
Other payables	(2,750,149)	(4,332,435)
Provisions	(16,611)	(73,498)
Advance receipts	(366,646)	(1,097,699)
Other current liabilities	(29,394)	(89,872)
Deferred revenue	(71,470)	(348,967)
Accrued pension liabilities	213,456	84,035

Cash generated from operations	52,531,764	49,682,169

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Nine Months Ended September 30
	2013	2012

Interest paid	(24,004)	(22,988)
Income tax paid	(7,503,973)	(8,170,675)

Net cash provided by operating activities	45,003,787	41,488,506

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of designated financial assets at fair value through profit or loss	—	(29,548)
Proceeds from disposal of designated financial assets at fair value through profit or loss	—	81,997
Acquisition of available-for-sale financial assets	(1,762,132)	(4,452,278)
Proceeds from disposal of available-for-sale financial assets	3,984,458	1,577,095
Acquisition of time deposits and negotiable certificate of deposit with maturities of more than three months	(17,845,775)	(13,890,427)
Proceeds from disposal of time deposits and negotiable certificate of deposit with maturities of more than three months	37,724,255	47,537,609
Acquisition of held-to-maturity financial assets	—	(3,865,172)
Proceeds from disposal of held-to-maturity financial assets	2,396,950	1,525,895
Acquisition of financial assets carried at cost	(35,785)	(35,972)
Proceeds from disposal of financial assets carried at cost	4,985	69,553
Capital reduction of financial assets carried at cost	18,000	20,000
Proceeds from disposal of hedging derivative assets	15,288	—
Derecognition of hedging derivative liabilities	(108,433)	—
Acquisition of investments accounted for using equity method	(60,000)	(25,912)
Capital reduction of associates	16,387	—
Acquisition of property, plant and equipment	(23,307,270)	(22,556,002)
Proceeds from disposal of property, plant and equipment	35,847	33,025
Acquisition of intangible assets	(511,871)	(399,376)
Decrease (increase) in noncurrent assets	(910,676)	241,724
Interest received	539,364	618,459
Cash dividends received	424,437	313,741

Net cash provided by investing activities	618,029	6,764,411

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	1,238,522	615,000
Repayment of short-term loans	(274,773)	(560,000)
Repayment of long-term loans	(358,372)	(76,770)
Customers’ deposits refunded	(70,400)	(82,888)
Increase (decrease) in other liabilities	(76,533)	70,516
Cash dividends and cash distributed from additional paid-in capital	(41,502,339)	(42,361,864)
Proceeds from exercise of employee stock option granted by subsidiary	36,536	39,112
Cash dividends paid by subsidiaries to noncontrolling interests	(811,296)	(887,457)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Nine Months Ended September 30
	2013	2012

Change in other noncontrolling interests	(14,850)	—

Net cash used in financing activities	(41,833,505)	(43,244,351)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	23,130	72,515

NET INCREASE IN CASH AND CASH EQUIVALENTS	3,811,441	5,081,081

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	30,938,472	26,407,196

CASH AND CASH EQUIVALENTS, END OF PERIOD	$34,749,913	$31,488,277

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off to as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As the dominate telecommunications service provider of domestic and international fixed-line, Global System for Mobile Communications (“GSM”), and Third Generation (“3G”) in the ROC, Chunghwa is subject to additional regulations imposed by ROC.

Effective August 12, 2005, the MOTC had completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TWSE”) on October 27, 2000. Certain of Chunghwa’s common shares had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common shares had also been sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common shares of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

Chunghwa together with its subsidiaries are hereinafter referred to collectively as “the Company”.

The Company use New Taiwan dollars as the functional currency. Since the Company is listed in Taiwan, the consolidated financial statements are presented in New Taiwan dollars in order to increase the comparability and consistency.

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were approved and authorized for issue by the Board of Directors on October 31, 2013.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

On May 14, 2009, the Financial Supervisory Commission (FSC) announced the “Framework for Adoption of International Financial Reporting Standards by Companies in the ROC.” In this framework, starting 2013, companies with shares listed on the TWSE or traded on the Taiwan GreTai Securities Market or Emerging Stock Market should prepare their financial statements in accordance with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), the International Financial Reporting Interpretations Committee (IFRIC) and Interpretations Committee (SIC) Interpretations as well as related guidance translated by Accounting Research and Development Foundation (ARDF) endorsed by the FSC (collectively, “Taiwan-IFRSs”).

The Company’s date of transition to Taiwan-IFRSs is January 1, 2012, and the effect of the transition to Taiwan-IFRSs is disclosed in Note 43.

Statement of Compliance

The accompany consolidated financial statements have been prepared in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, related laws and regulations, and IFRS 1, “First-time adoption of International Financial Reporting Standards,” (IFRS 1) and IAS 34, “Interim Financial Reporting,” endorsed by the FSC. The consolidated financial statements do not present full disclosures required for a complete set of Taiwan-IFRSs annual consolidated financial statements.

Basis of Preparation

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments that are measured at revalued amounts or fair values, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

The opening balance sheet at the date of transition is prepared with the recognition and measurement required by IFRS 1. According to IFRS 1, the Company is required to apply each effective IFRS retrospectively in its opening balance sheet at the date of transition to Taiwan-IFRSs; except for optional exemptions and mandatory exceptions to such retrospective application provided under IFRS 1. The main optional exemptions the Company adopted are described in Note 43.

Current and Noncurrent Assets and Liabilities

Current assets include cash and cash equivalents, and those assets held primarily for trading purposes or to be realized, sold or consumed within one year from the balance sheet date. All other assets are classified as noncurrent. Current liabilities are obligations incurred for trading purposes or to be settled within one year from the balance sheet date. All other liabilities are classified as noncurrent.

Light Era Development Co., Ltd. (LED) engages mainly in development of property for rent and sale. The assets and liabilities of LED related to property development within its operating cycle, which is over one year, are classified as current items.

Basis of Consolidation

a.	The basis for the consolidated financial statements

The consolidated financial statements incorporate the financial statements of Chunghwa and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by the Company.

All intra-group transactions, balances, income and expenses are eliminated in full upon consolidation.

The noncontrolling interests in the subsidiaries and the equity attributable to stockholders are presented separately.

Allocation of comprehensive income to the noncontrolling interests

Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the noncontrolling interests even if it results in the noncontrolling interests having a deficit balance.

Changes in the Company’s ownership interests in subsidiaries

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Company’s interests and the noncontrolling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the noncontrolling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

b.	The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

			Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012	Note

Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd. (“SENAO”)	Selling and maintaining mobile phones and its peripheral products	28	28	28	28	1)
	Light Era Development Co., Ltd. (“LED”)	Housing, office building development, rent and sale services	100	100	100	100
	Donghwa Telecom Co., Ltd. (“DHT”)	International telecommunications IP fictitious internet and internet transfer services	100	100	100	100
	Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	Telecommunication wholesale, internet transfer services international data and long distance call wholesales to carriers	100	100	100	100
	Chunghwa System Integration Co., Ltd. (“CHSI”)	Providing communication and information aggregative services	100	100	100	100
	Chunghwa Investment Co., Ltd. (“CHI”)	Investment	89	89	89	89
	CHIEF Telecom Inc. (“CHIEF”)	Internet communication and internet data center (“IDC”) service	69	69	69	69
	Chunghwa International Yellow Pages Co., Ltd. (“CHYP”)	Yellow pages sales and advertisement services	100	100	100	100
	Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Investment	100	100	100	100
	Spring House Entertainment Tech. Inc. (“SHE”)	Network services, producing digital entertainment contents and broadband visual sound terrace development	56	56	56	56
	Chunghwa Telecom Global, Inc. (“CHTG”)	International data and internet services and long distance call wholesales to carriers	100	100	100	100
	Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Information and communications technology, international circuit, and intelligent energy network service	100	100	100	100

(Continued)

			Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012	Note
	Smartfun Digital Co., Ltd. (“SFD”)	Software retail	65	65	65	65
	Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	Telecom business, information process and information provide service, development and sale of software and consulting services in telecommunication	100	100	100	100
	Chunghwa Sochamp Technology Inc. (“CHST”)	License plate recognition system	51	51	51	51
	Honghwa Human Resources Co., Ltd. (“HHR”)	Human resources service	100	—	—	—	2)
	New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	Investment	100	100	100	100

Senao International Co., Ltd.	Senao International (Samoa) Holding Ltd. (“SIS”)	International investment	100	100	100	100

CHIEF Telecom Inc.	Unigate Telecom Inc. (“Unigate”)	Telecommunication and internet service	100	100	100	100
	Chief International Corp. (“CIC”)	Internet communication and internet data center (“IDC”) service	100	100	100	100

Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd. (“Concord”)	Investment	100	100	100	100

Spring House Entertainment Tech. Inc.	Ceylon Innovation Ltd. (“CEI”)	International trading, general advertisement and book publishment service	100	100	100	100

Light Era Development Co., Ltd.	Yao Yong Real Property Co., Ltd. (“YYRP”)	Real estate management and leasing business	100	100	100	100

Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech Co., Ltd. (“CHPT”)	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	51	53	53	53	3)
	Chunghwa Investment Holding Co., Ltd. (“CIHC”)	Investment	100	100	100	100

Concord Technology Co., Ltd.	Glory Network System Service (Shanghai) Co., Ltd. (“GNSS (Shanghai)”)	Planning and design of software and hardware system services and integration of information system	100	100	100	100

Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	100	100	100	100
	CHPT Japan Co., Ltd. (“CHPT (JP)”)	Sale and maintenance of electronic parts and machinery processed products, and design of printed circuit board	100	—	—	—	4)
	Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Wholesale electronic materials, electronic materials and general retail investment industry	100	—	—	—	5)

Senao International (Samoa) Holding Ltd.	Senao International HK Limited (“SIHK”)	International investment	100	100	100	100

(Continued)

			Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012	Note

Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited (“COI”)	Investment	100	100	100	100

Senao International HK Limited	Senao Trading (Fujian) Co., Ltd. (“STF”)	Information technology services and sale of communication products	100	100	100	100
	Senao International Trading (Shanghai) Co., Ltd. (“SITS”)	Information technology services and sale of communication products	100	100	100	100
	Senao International Trading (Shanghai) Co., Ltd. (“SEITS”)	Information technology services and maintenance of communication products	100	100	100	100
	Senao International Trading (Jiangsu) Co., Ltd. (“SITJ”)	Information technology services and sale of communication products	100	100	100	100

Prime Asia Investments Group, Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd. (“CHC”)	Investment	100	100	100	100

Chunghwa Hsingta Company Ltd.	Chunghwa Telecom (China) Co., Ltd. (“CTC”)	Planning and design of energy conservation and software and hardware system services, and integration of information system	100	100	100	100
	Jiangsu Zhenhua Information Technology Company, LLC. (“JZIT”)	Intelligent energy conserving and intelligent building services	75	75	75	—	6)
	Hua-Xiong Information Technology Co., Ltd. (“HXIT”)	Intelligent system and energy saving system services in buildings	51	51	—	—	7)

(Concluded)

1)	The Company’s equity ownership of SENAO decreased from 28.44% as of January 1, 2012 to 28.30%, 28.30% and 28.22% as of September 30, 2012, December 31, 2012 and September 30, 2013, respectively, due to the exercise of options by employees that were granted before 2007.
2)	Chunghwa established 100% owned subsidiary of HHR in January 2013.
3)	The Company’s equity ownership of CHPT decreased to 50.62% as of September 30, 2013 due to the exercise of options by employees that were granted in 2008 and issue employee stock bonus.

4)	CHPT established 100% owned subsidiary of CHPT (JP) in January 2013.
5)	CHPT established 100% owned subsidiary of CHPT (International) in July 2013.
6)	JZIT was established in January 2012 and CHC owns 75% ownership of JZIT.
7)	HXIT was established in November 2012 and CHC owns 51% ownership of HXIT.

The following diagram presents information regarding the relationship and ownership percentages between Chunghwa and its subsidiaries as of September 30, 2013:

Business Combination

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree. Acquisition-related costs are generally recognized in profit or loss as incurred.

Foreign Currencies

In preparing the financial statements of each individual entity, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences on monetary items denominated in foreign currencies are recognized in profit or loss when the transactions occur.

Foreign-currency nonmonetary assets or liabilities (such as equity instruments) that are carried at fair value are revalued using prevailing exchange rates at the balance sheet date and related exchange differences are recognized in profit or loss. Conversely, when the fair value changes were recognized in other comprehensive income, related exchange difference shall be recognized in other comprehensive income.

For the purposes of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations are translated into New Taiwan dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity attributed to noncontrolling interests as appropriate.

Cash Equivalents

Cash equivalents are short term investment with maturities of less than three months, including treasury bills, commercial paper, time deposits and negotiable certificate of deposit. The carrying amount approximates fair value.

Inventories

Inventories are stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale. The calculation of the cost of inventory is derived using the weighted-average method.

Buildings and Lands Consigned to Constructing Firm

Inventories of LED are stated at the lower of cost or net realizable value item by item, except for those that may be appropriate to group as similar items or related inventories. Land acquired before construction is classified as land held for development, and then reclassified as land held under development after LED begins its construction project. Prepayments for licensing and other miscellaneous costs have been capitalized as part of inventory.

When using the completed-contract method for its construction projects, LED recognizes the proceeds from customers as advances from customers for land and building before the construction project is completed. After completion of the construction project and ownership is transferred to the customers, LED recognizes the relevant revenues.

Investments in Associates

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The operating results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, an investment in an associate is initially recognized in the consolidated balance sheet at cost and adjusted thereafter to recognize the Company’s share of the profit or loss and other comprehensive income of the associate. The Company also recognizes the changes in the Company’s share of equity of associates attributable to the Company.

When the Company subscribes for additional associate’s new shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment differs from the amount of the Company’s proportionate interest in the associate. The Company records such a difference as an adjustment to investments with the corresponding amount charged or credited to capital surplus, with the balance charged to retained earnings.

Any excess of the cost of acquisition over the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognized as goodwill, which is included in the carrying amount of the investment and shall not be amortized.

When an indication of impairment is assessed with objective evidence, the impairment is recognized in profit or loss as incurred.

When a consolidated entity transacts with its associate, unrealized profits and losses resulting from the transactions with the associate are deferred in proportion to Chunghwa’s ownership percentage in the associates until they are realized through transactions with third parties.

Jointly Controlled Entities

A jointly controlled entity is a contractual arrangement to set up another entity whereby the Company and other parties undertake an economic activity that is subject to joint control.

The operating results and assets and liabilities of jointly controlled entities are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, an investment in a jointly controlled entity is initially recognized in the consolidated balance sheet at cost and adjusted thereafter to recognize the Company’s share of the profit or loss and other comprehensive income of the jointly controlled entity. The Company also recognized the changes in the share of equity of jointly controlled entity.

Property, Plant and Equipment

When future economic benefits are expected to inflow to the Company and costs can be evaluated reliably, property, plant and equipment that are held for use in the production or supply of goods or services, or for administrative purposes for over one year are measured at costs. Subsequent to initial recognition, property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment.

Depreciation is recognized so as to write off the cost of the assets less their residual values over their useful lives, and it is computed using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at least at the end of each year, with the effect of any changes in estimates accounted for on a prospective basis.

Upon sale or disposal of property, plant and equipment, the related cost, accumulated depreciation and accumulated impairment losses are deducted from the corresponding accounts, and any gain or loss is recognized in profit or loss as incurred.

Investment Properties

Investment properties are properties held to earn rentals and/or for capital appreciation (including property under construction for such purposes). Investment properties also include land held for a currently undetermined future use as such land is regarded as held for capital appreciation.

Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are measured at cost less accumulated depreciation and accumulated impairment.

The Company uses the straight line method to depreciate the assets, that is, to evenly allocate the cost less residual value over the expected useful lives of the investment properties.

Upon disposal of investment properties, the related cost, accumulated depreciation and accumulated impairment losses are deducted from the corresponding accounts, and any gain or loss is recognized in profit or loss as incurred.

Goodwill

Goodwill arising on a business combination is initially carried at cost at the acquisition date. Subsequent to initial recognition, goodwill arising on a business combination is measured at cost less accumulated amortization and accumulated impairment losses.

For the purpose of impairment testing, goodwill is allocated to each of the Company’s cash-generating units or groups of cash-generating units that are expected to benefit from the synergies of the business combination.

A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If goodwill that allocated to each of the Company’s cash-generating units or groups of cash-generating units is acquired from the synergies of business combination, impairment test on those units or groups of units should be performed before the end of the same year. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

When the Company disposes of an operation within a cash-generating unit (group of units) to which goodwill has been allocated, the goodwill associated with that operation should be included in the carrying amount of the operation when determining the gain or loss on disposal; and measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit (group of units) retained.

Intangible Assets Other Than Goodwill

Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at least at the end of year, with the effect of any changes in estimate being accounted for on a prospective basis. Except for the intangible assets to be disposed by the Company before the end of the useful lives, the residual values of intangible assets with finite useful lives are expected to be zero.

Upon disposal of intangible assets, the related cost, accumulated amortization and accumulated impairment losses are deducted from the corresponding accounts, and any gain or loss is recognized in profit or loss as incurred.

Impairment of Tangible and Intangible Assets Other Than Goodwill

When an indication of impairment is identified for tangible and intangible assets other than goodwill, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, as if no impairment loss had been recognized.

Financial Instruments

Financial assets and financial liabilities are recognized when a consolidated entity becomes a party to the contractual provisions of the instruments.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

a.	Financial assets

Regular way purchases or sales of financial assets are accounted for using trade date accounting. The regular way of transaction means the purchase or sale of financial assets delivered within the time frame established by regulation or convention in the marketplace.

1)	Measurement category

a)	Financial assets at fair value through profit and loss (FVTPL)

Financial assets are classified as at FVTPL when the financial asset is either held for trading or it is designated as at FVTPL.

Financial assets at FVTPL are stated at fair value, with any gains or losses arising on measurement recognized in profit or loss. The net gain or loss recognized in profit or loss does not incorporate any dividend or interest earned on the financial asset.

b)	Held-to-maturity financial assets

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturity date that the Company has the positive intention and ability to hold to maturity other than those that are designated as at fair value through profit or loss or as available-for-sale and those that meet the definition of loans and receivables and on initial recognition. When the counterparties of the Company’s investments have good credit quality, all with certain credit rating or above and the Company has the positive intention and ability to hold to maturity, the investments are classified as held-to-maturity financial assets.

Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method less any impairment.

Effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

c)	Available-for-sale financial assets (AFS financial assets)

AFS financial assets are non-derivatives that are either designated as AFS or are not classified as loans and receivables, held-to-maturity financial assets or financial assets at fair value through profit or loss.

Listed stocks, emerging market stocks, open-end mutual funds, unlisted stocks and corporate bonds held by the Company and classified as AFS in an active market are measured at fair value at the end of each reporting period. AFS equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost less any identified impairment losses at the end of each reporting period.

Changes in the carrying amount of AFS monetary financial assets relating to changes in foreign currency rates, interest income calculated using the effective interest method and dividends on AFS equity investments are recognized in profit or loss. Other changes in the carrying amount of available-for-sale financial assets are recognized in other comprehensive income. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously is recognized in other comprehensive income reclassified to profit or loss.

Dividends on AFS equity instruments are recognized in profit or loss when the Company’s right to receive the dividends is established.

d)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables including cash and cash equivalents, trade notes and accounts receivable, accounts receivable from related parties, other receivables, and debt investments without active market are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

2)	Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For financial assets carried at amortized cost, such as held-to-maturity investments and accounts receivable, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis.

For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate. However, since the discounted effect of short-term receivables is immaterial, the impairment loss is recognized on the difference between carrying amount and estimated future cash flow.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the period.

In respect of AFS equity securities, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income.

For financial assets carried at cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables and other receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable and other receivables is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

3)	Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity.

On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

c.	Financial liabilities

1)	Subsequent measurement

Expect for financial liabilities at FVTPL, other financial liabilities are subsequently measured at amortized cost using the effective interest method.

2)	Derecognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable (includes the transfer of non-cash assets or assumption of liabilities) is recognized in profit or loss.

d.	Derivative financial instruments

The Company enters into a variety of derivative financial instruments to manage its exposure to risk of foreign exchange rate and the fluctuation on stock price, including foreign exchange forward contracts, cross currency swap contracts and index future contracts.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. When the fair value of the derivative is positive, it is recognized as a financial asset; otherwise, it is recognized as a financial liability.

Hedge Accounting

The Company designates certain derivative instruments as fair value hedges.

At the inception of the hedge relationship, the Company documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The change in the fair value of the hedging instrument and the change in the hedged item attributable to the hedged risk are recognized in the line of the consolidated statement of comprehensive income relating to the hedged item.

Hedge accounting is discontinued when the Company revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting.

Provisions

Provisions for the expected cost of warranty obligations under sale of goods are recognized at the date of sale of the relevant products, at the management’s best estimate of the expenditure required to settle the Company’s obligation.

Revenue Recognition

Revenues are recognized when they are realized or realizable and earned. Revenues are realized or realizable and earned when the Company has persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectability is reasonably assured.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts for goods sold in the normal course of business, net of sales discounts and volume rebates. For trade receivables due within one year from the balance sheet date, as the nominal value of the consideration to be received approximates its fair value and transactions are frequent, fair value of the consideration is not determined by discounting all future receipts using an imputed rate of interest.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon seconds or minutes of traffic processed or usage when the services are provided in accordance with contract terms.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) monthly fees (on fixed-line services, mobile, Internet and data services) are accrued every month, and (c) prepaid services (fixed-line, mobile, Internet and data services) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Where the Company enters into transactions which involve both the provision of air time bundled with products such as 3G data card and handset, total consideration received from handsets in these arrangements are allocated and measured using units of accounting within the arrangement based on relative fair values limited to the amount that is not contingent upon the delivery of other items or services.

Services revenue is recognized when service provided.

Revenue from a contract to provide services is recognized by reference to the stage of completion of the contract.

Dividend income from investments is recognized when the shareholder’s right to receive payment has been established.

Interest income from a financial asset is recognized when it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Leasing

a.	The Company as lessor

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease.

b.	The Company as lessee

Operating lease payments are recognized as an expense on a straight-line basis over the lease term. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

Retirement Benefit Costs

Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered entitling them to the contributions.

For defined benefit retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method with actuarial valuations. Actuarial gain and loss arising from defined benefit retirement benefit plans is recognized in the other comprehensive income as incurred. Past service cost is recognized immediately to the extent that the benefits are already vested, and otherwise is amortized on a straight-line basis over the average period until the benefits become vested.

The retirement benefit obligation recognized in the consolidated balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognized past service cost, and as reduced by the fair value of plan assets.

The cost of providing benefit at the interim period is determined using the pension cost rate derived from the actuarial valuation at the end of prior year, and determined the adjustment of significant market fluctuation, curtailment, settlement or other one-time events.

Share-based Payments

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date.

The value of the stock options granted, which is equal to the best available estimate of the number of stock options expected to vest multiplied by the grant-date fair value, is expensed on a straight-line basis over the vesting period, with a corresponding adjustment to additional paid-in capital - employee stock options. Expenses are recognized at the grant date in profit or loss if vested immediately.

At the balance sheet date, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to additional paid-in capital - employee stock options.

Income Tax

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current and deferred taxes are recognized in profit or loss, except for those relate to items recognized in other comprehensive income or directly in equity; in which cases, the relevant tax effects (current and deferred taxes) are also recognized in other comprehensive income or directly in equity, respectively.

a.	Current tax

The tax currently payable is based on taxable profit for currently taxable profit. Taxable profit differs from profit as reported in the consolidated statement of comprehensive income because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Interim period income taxes are assessed on an annual basis. Interim period income tax expense is calculated by applying to an interim period’s pre-tax income and the tax rate that would be applicable to total annual earnings.

Income taxes (10%) on undistributed earnings are recorded in the year of stockholders approval, which is the year subsequent to the year the earnings are generated.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

b.	Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences, loss carryforwards, unused tax credits from purchases of machinery, equipment and technology, research and development expenditures, and personnel training expenditures can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the balance sheet date, and reduced to the extent that it is no longer probable that sufficient taxable profits will be allowed for deduction. Unrecognized deferred tax is reviewed at the balance sheet date and raised to the extent that it is probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized.

4.	CRITICAL ACCOUNTING JUDGEMENTS, KEY SOURCES OF ESTIMATION AND ASSUMPTION UNCERTAINTY

In the application of the Company’s accounting policies, the managements are required to make judgments, estimates and assumptions which are based on historical experience and other factors that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period. Actual results may differ from these estimates.

a.	Impairment of accounts receivable

When there is objective evidence showed indications of impairment, the Company will consider the estimation of future cash flows. The amount of impairment will be measured on the difference between the carrying amount and the present value of estimated future cash flows discounted by the original effective interest rates of the financial assets. However, given the impact from the discount of short-term receivables is not material, the impairment of short-term receivables is measured at the difference between the carrying amount and the estimated future cash flows. Where the actual future cash flows are less than expected, a material impairment loss may arise.

b.	Provision for inventory valuation and obsolescence

Inventories are stated at the lower of cost or net realizable value. Net realizable value is the selling unit price of inventories less all estimated selling and marketing expenses. Inventory write-downs are determined on an item by item basis, except for those similar items which could be categorized into the same groups. The Company uses the inventory holding period and turnover as the evaluation basis for inventory obsolescence losses.

c.	Impairment of tangible and intangible assets

When an indication of impairment is assessed with objective evidence, the impairment is recognized in profit or loss as incurred. The estimate of recoverable amount would impact on the timing and the amount of impairment loss recognition.

d.	Useful lives of property, plant and equipment

As discussed in Note 3, “Summary of Significant Accounting Policies” “Property, Plant and Equipment”, the Company reviews estimated useful lives of property, plant and equipment at the end of each year.

5.	APPLICATION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

The Company has not adopted the following new, revised or amended IFRSs, IASs, IFRICs, SICs and related guidance issued by the International Accounting Standards Board (IASB).

Up to date, the effective dates of the following new and amended of IFRSs have not been published by FSC.

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note)

Endorsed by the FSC

Amendments to IFRSs	Improvement to IFRSs 2009 - amendment to IAS 39	January 1, 2009 or January 1, 2010
IFRS 9 (2009)	Financial Instruments	January 1, 2015
Amendment to IAS 39	Embedded Derivative	Effective in fiscal year beginning on or after June 30, 2009

Not yet endorsed by the FSC

Amendment to IFRSs	Improvements to IFRSs 2010 - amendment to IAS 39	July 1, 2010 or January 1, 2011
Amendment to IFRSs	Annual Improvements (to IFRSs 2009-2011 Cycle)	January 1, 2013
Amendment to IFRS 1	Limited Exemption from Comparative IFRS 7 Disclosures of First-time Adopters	July 1, 2010
Amendment to IFRS 1	Government Loans	January 1, 2013
Amendment to IFRS 1	Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters	July 1, 2011
Amendment to IFRS 7	Disclosures - Offsetting Financial Assets and Financial Liabilities	January 1, 2013
Amendments to IFRS 9 and 7	Mandatory Effective Date and Transition Disclosures	January 1, 2015
Amendment to IFRS 7	Disclosures - Transfers of Financial Assets	July 1, 2011
Amendment to IFRS 9 (2010)	Financial Instruments	January 1, 2015
Amendment to IFRS 10	Consolidated Financial Statements	January 1, 2013
Amendment to IFRS 11	Joint Arrangements	January 1, 2013
Amendment to IFRS 12	Disclosure of Interests in Other Entities Published	January 1, 2013
Amendments to IFRS 10, 11 and 12	Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance	January 1, 2013
Amendments to IFRS 10, IFRS 12 and IAS 27	Investment Entities	January 1, 2014
Amendment to IFRS 13	Fair Value Measurement	January 1, 2013
Amendment to IAS 1	Presentation of Items of Other Comprehensive Income	July 1, 2012

(Continued)

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note)

Amendment to IAS 12	Deferred tax: Recovery of Underlying Assets	January 1, 2012
Amendment to IAS 19	Employee Benefits	January 1, 2013
Amendment to IAS 27	Separate Financial Statements	January 1, 2013
Amendment to IAS 28	Investments in Associates and Joint Ventures	January 1, 2013
Amendment to IAS 32	Offsetting of Financial Assets and Financial Liabilities	January 1, 2014
Amendment to IAS 36	Recoverable Amount Disclosures for Non-financial Assets	January 1, 2014
Amendment to IAS 39	Novation of Derivatives and Continuation of Hedge Accounting	January 1, 2014
Amendment to IFRIC 20	Stripping Costs in the production Phase of A Surface Mine	January 1, 2013
Amendment to IFRIC 21	Levies	January 1, 2014

(Concluded)

Note:	The aforementioned new, revised or amended standards or interpretations are effective after fiscal year beginning on or after the effective dates, unless specified otherwise.

Except for the following, the Company does not anticipate the adoption of the above new, amended and revised standards and interpretations will have material impact on the Company’s accounting policies.

a.	IFRS 9 “Financial Instruments”

With regards to financial assets, all recognized financial assets that are within the scope of IAS 39 “Financial Instruments: Recognition and Measurement” are to be subsequently measured at amortized cost or fair value. Specifically, financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other financial assets are measured at their fair values at the balance sheet date. However, the Company may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss.

b.	New and revised standards on consolidation, joint arrangement, and associates and related disclosure

1)	IFRS 10 “Consolidated Financial Statements”

IFRS 10 replaces IAS 27 “Consolidated and Separate Financial Statements” and SIC 12 “Consolidation - Special Purpose Entities”. The Company considers its ability of control over other entities for consolidation. The Company has control over an investee if and only if it has all the following a) power over the investee; b) exposure, or rights, to variable returns from its involvement with the investee; and c) the ability to use its power over the investee to affect the amount of its returns.

2)	IFRS 12 “Disclosure of Interests in Other Entities”

IFRS 12 is a new disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the disclosure requirements in IFRS 12 are more extensive than those in the current standards.

3)	Revision to IAS 28 “Investments in Associates and Joint Ventures”

Revised IAS 28 requires when a portion of an investment in associates meets the criteria to be classified as held for sale, that portion is classified as held for sale. Any retained portion of its investment in associates that has not been classified as held for sale is accounted for using the equity method. Previously, when a portion of an investment in associates meets the criteria to be classified as held for sale, the entire investment is classified as held for sale and ceases to apply the equity method.

c.	IFRS 13 “Fair Value Measurement”

IFRS 13 establishes a single source of guidance for fair value measurements. It defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The disclosure requirements in IFRS 13 are more extensive than those required in the current standards. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only will be extended by IFRS 13 to cover all assets and liabilities within its scope.

d.	Amendments to IAS 1 “Presentation of Items of Other Comprehensive Income”

The amendments to IAS 1 require items of other comprehensive income to be grouped into those that (1) will not be reclassified subsequently to profit or loss; and (2) will be reclassified subsequently to profit or loss when specific conditions are met. Income taxes on related items of other comprehensive income are grouped on the same basis. Previously, there were no such requirements.

e.	Amendments to IAS 19 “Employee Benefits”

The amendments to IAS 19 change the accounting for defined benefit plans, which require the Company to recognize changes in defined benefit obligations or assets, to disclose the components of the defined benefit costs, to eliminate the corridor approach and to accelerate the recognition of past service cost. According to the amendments, all actuarial gains and losses will be recognized immediately through other comprehensive income; the past service cost, on the other hand, will be expensed immediately when it incurs and no longer be amortized over the average period before vested on a straight-line basis. In addition, the amendment also requires a broader disclosure in defined benefit plans.

f.	Amendments to IAS 36 “Recoverable Amount Disclosures for Non-financial Assets”

In issuing IFRS 13 “Fair Value Measurement”, the IASB made some consequential amendments to the disclosure requirements in IAS 36 “Impairment of Assets”, introducing a requirement to disclose in every reporting period the recoverable amount of an asset or each cash-generating unit. The amendment clarifies that the disclosure of such recoverable amount is required during the period when an impairment loss has been recognized or reversed. Furthermore, the Company is required to disclose the discount rate used in current and previous measurements of the recoverable amount based on fair value less costs of disposal measured using a present value technique.

The Company continuously evaluates the potential impact on the consolidated financial statements and will disclose the results after the evaluation is completed.

6.	CASH AND CASH EQUIVALENTS

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012

Cash
Cash on hand	$223,031	$447,399	$228,679	$238,850
Bank deposits	6,309,740	5,730,478	5,116,827	5,115,371

	6,532,771	6,177,877	5,345,506	5,354,221
Cash equivalents
Commercial paper	10,005,050	18,957,163	780,553	18,966,431
Negotiable certificate of deposit	16,800,000	4,590,000	23,600,000	1,177,037
Time deposits with maturities of less than three months	1,412,092	1,213,432	1,762,218	610,028
Treasury bills	—	—	—	299,479

	28,217,142	24,760,595	26,142,771	21,052,975

	$34,749,913	$30,938,472	$31,488,277	$26,407,196

The annual yield rates of bank deposits, negotiable certificate of deposit and time deposits with maturities of less than three months and commercial paper were as follows:

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012

Bank deposits	0.00%-0.76%	0.00%-0.75%	0.00%-0.76%	0.00%-0.75%
Commercial paper	0.64%-0.68%	0.71%-0.74%	0.71%-0.80%	0.45%-0.80%
Negotiable certificate of deposit	0.77%-0.85%	0.83%-0.96%	0.70%-0.91%	0.63%-0.72%
Time deposits with maturities of less than three months	0.30%-5.10%	0.88%-4.70%	0.25%-5.50%	0.40%-5.50%
Treasury bills	—	—	—	0.70%

Cash equivalents are short term investments with maturities of less than three months or with high liquidities which can be readily convertible to cash, for the purpose of meeting short-term cash demand, including commercial paper, negotiable certificate of deposit, time deposits, and treasury bills.

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012

Financial assets held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$363	$292	$285	$—
Currency swap contracts	—	2,702	32,393	6,094

	363	2,994	32,678	6,094
Financial assets designated as at fair value through profit or loss
Convertible bonds	—	—	—	39,656

	$363	$2,994	$32,678	$45,750

(Continued)

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012

Financial liabilities held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$671	$24	$222	$73
Currency swap contracts	—	1,935	—	3,665
Index future contracts	—	—	—	249

	$671	$1,959	$222	$3,987

(Concluded)

The Company did not apply hedge accounting on the aforementioned contracts at the balance sheet date.

Outstanding currency swap contracts and forward exchange contracts as of balance sheet dates were as follows:

	Currency	Maturity Period	Contract Amount (In Thousands)

September 30, 2013

Forward exchange contracts - buy	NT$/US$	2013.10	NT$509,869/US$17,200

December 31, 2012

Currency swap contracts	US$/NT$	2013.01-2013.03	US$34,000/NT$991,188
	US$/NT$	2013.01-2013.03	US$32,000/NT$929,280
Forward exchange contracts - buy	NT$/US$	2013.01	NT$154,304/US$5,310

September 30, 2012

Currency swap contracts	US$/NT$	2012.10-2012.11	US$66,000/NT$1,967,249
Forward exchange contracts - buy	NT$/US$	2012.10	NT$211,711/US$7,220

January 1, 2012

Currency swap contracts	US$/NT$	2012.01-2012.03	US$43,000/NT$1,306,834
	US$/NT$	2012.01-2012.02	US$19,000/NT$571,280
Forward exchange contracts - buy	NT$/US$	2012.01	NT$59,638/US$1,967

The Company did not have any outstanding index future contracts as of September 30, 2013, December 31, 2012 and September 30, 2012.

Outstanding index future contracts of subsidiaries on January 1, 2012 were as follows:

	Maturity Period	Units	Contract Amount (In Thousands)

January 1, 2012

TAIFEX futures
TX	2012.01	2	NT$	2,952
TX	2012.02	4	NT$	5,558
TX	2012.03	37	NT$	51,614
TE	2012.03	19	NT$	11,370
TF	2012.01	8	NT$	6,401
TF	2012.02	5	NT$	3,877
TF	2012.03	15	NT$	11,658

The deposits paid for outstanding index future contracts of subsidiaries (included in other current assets) were $5,408 thousand as of January 1, 2012.

The Company entered into above currency swap contracts, forward exchange contracts and index future contracts to manage its exposure to foreign currency risk and impacts in operating results due to fluctuations in exchange rates and stock prices. However, the aforementioned derivatives did not meet the criteria for hedge accounting and were classified as financial assets or financial liabilities held for trading.

The convertible bonds owned by subsidiaries were hybrid financial instruments that were financial assets designated as at fair value through profit or loss.

8.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012

Equity securities
Domestic listed stocks and emerging stocks	$3,042,355	$3,278,315	$3,352,337	$528,236
Domestic and foreign open-end mutual funds	—	2,190,392	2,328,326	2,137,201
Foreign listed stocks	16,880	9,661	11,703	—

	3,059,235	5,478,368	5,692,366	2,665,437

Debt securities
Corporate bonds	—	50,207	50,755	76,209

	$3,059,235	$5,528,575	$5,743,121	$2,741,646

Current	$16,880	$2,250,260	$2,390,784	$2,498,712
Non-current	3,042,355	3,278,315	3,352,337	242,934

	$3,059,235	$5,528,575	$5,743,121	$2,741,646

CHI evaluated and concluded its available-for-sale financial assets were partially impaired, and recorded an impairment loss of $26,779 thousand for the nine months ended September 30, 2012.

9.	HELD-TO-MATURITY FINANCIAL ASSETS

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012

Corporate bonds	$12,359,341	$14,791,151	$15,731,115	$13,790,447
Bank debentures	1,253,506	1,255,139	1,255,684	905,745

	$13,612,847	$16,046,290	$16,986,799	$14,696,192

Current	$4,689,694	$4,250,146	$2,981,338	$1,201,301
Non-current	8,923,153	11,796,144	14,005,461	13,494,891

	$13,612,847	$16,046,290	$16,986,799	$14,696,192

The related information of corporate bonds and bank debentures as of balance sheet dates were as follows:

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012

Corporate bonds

Par value	$12,310,000	$15,955,000	$15,955,000	$13,865,000

Nominal interest rate	1.15%-2.90%	1.15%-2.90%	1.15%-2.90%	1.20%-2.98%
Effective interest rate	1.00%-2.89%	1.00%-2.89%	1.00%-2.89%	0.83%-2.89%
Average expiry date	4 years	4 years	4 years	4 years

Bank debentures

Par value	$1,250,000	$1,250,000	$1,250,000	$900,000

Nominal interest rate	1.25%-1.60%	1.25%-1.60%	1.25%-1.60%	1.37%-1.60%
Effective interest rate	1.15%-1.40%	1.15%-1.40%	1.15%-1.40%	1.25%-1.40%
Average expiry date	4 years	4 years	4 years	4 years

10.	TRADE NOTES AND ACCOUNTS RECEIVABLE

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012

Trade notes and accounts receivable	$25,225,266	$25,165,616	$25,250,852	$24,819,083
Less: Allowance doubtful debts	(880,660)	(810,799)	(849,956)	(2,423,012)

	$24,344,606	$24,354,817	$24,400,896	$22,396,071

The average credit terms range from 30 to 90 days. When determining the collectability of notes and accounts receivable, the Company considered if there is any change in the credit quality at the balance sheet date. In general, with few exceptional cases, it is unlikely for the notes and accounts receivable due longer than 180 days to be collected, the Company recognized 100% allowance of notes and accounts receivable longer than 180 days. For the notes and accounts receivable less than 180 days, the allowance for doubtful accounts was estimated based on historical recovery experience.

The Company serves a large consumer base; therefore, the concentration of credit risk is limited.

The aging of estimated recoverable amount of receivables that were past due but not impaired as of September 30, 2013, December 31, 2012, September 30, 2012 and January 1, 2012 was as follows:

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012

Less than 30 days	$510,273	$504,545	$358,150	$882,410
31-60 days	171,320	137,574	641,104	169,191
61-90 days	77,054	49,962	488,034	581,760
91-120 days	77,593	11,332	265,833	13,329
121-180 days	58,620	4,119	21,239	10,229
More than 181 days	18,089	8,782	7,796	11,015

	$912,949	$716,314	$1,782,156	$1,667,934

The above aging analysis was based on days overdue.

Movements of the allowance for doubtful accounts were as follows:

	Nine Months Ended September 30
	2013	2012

Balance, beginning of period	$810,799	$2,423,012
Add: Provision for (reversal of) doubtful accounts	166,823	(1,462,798)
Deduct: Amounts written off	(96,962)	(110,258)

Balance, end of period	$880,660	$849,956

The amount of allowance for bad debts assessed individually included the impairment loss of accounts receivable from certain companies in liquidation process or in significant financial difficulties, which were $207,048 thousand, $163,779 thousand, $139,886 thousand and $7,303 thousand as of September 30, 2013, December 31, 2012, September 30, 2012 and January 1, 2012, respectively.

Chunghwa evaluated the results of procedures implemented in prior years to enhance the collection of accounts receivable as well as the experience of decreases in uncollected receivables, and decided to refine the estimates used in the allowance calculation which led to the reversal of allowance for doubtful accounts for the six months ended June 30, 2012.

11.	INVENTORIES

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012

Merchandise	$4,930,729	$4,242,860	$3,038,523	$2,998,617
Project in process	1,054,735	795,260	684,281	769,764
Work in process	14,071	17,713	6,226	12,474
Raw materials	32,815	36,069	33,165	24,584

	6,032,350	5,091,902	3,762,195	3,805,439
Land held for sale	—	14,766	218,150	579,226
Land and building held for sale	42,183	54,884	42,948	—
Construction in progress	9,917	—	—	290,137
Land held under development	—	—	—	111,536
Land held for development	2,002,649	2,034,549	35,816	35,816

	$8,087,099	$7,196,101	$4,059,109	$4,822,154

The operating costs related to inventories were $11,898,357 thousand (including the valuation loss on inventories of $18,497 thousand) and $9,417,405 thousand (including the valuation loss on inventories of $3,216 thousand) for the three months ended September 30, 2013 and 2012, respectively. The operating costs related to inventories were $37,349,749 thousand (including the valuation loss on inventories of $133,054 thousand) and $30,744,697 thousand (including the valuation loss on inventories of $14,455 thousand) for the nine months ended September 30, 2013 and 2012, respectively

As of September 30, 2013, December 31, 2012, September 30, 2012 and January 1, 2012, inventories of $2,016,208 thousand, $2,041,797 thousand, $43,428 thousand and $1,023,414 thousand, respectively, were expected to be recovered after more than twelve months. The aforementioned amount of inventories is mainly related to property development owned by LED.

Land held for sale on December 31, 2012 was for Wan-Xi and Li-Shui (A) projects. Land held for sale on September 30, 2012 and January 1, 2012 was for Wan-Xi, Li-Shui (A) and Covent projects.

Land and building held for sale on September 30, 2013, September 30 and December 31, 2012 was for Guang-Diang project.

Construction in process on September 30, 2013 was for Qingshan Sec., Dayuan Township, Taoyuan County project. Land held under development and construction in progress on January 1, 2012 was for Guang-Diang and Li-Shui (A) projects.

Land held for development on September 30, 2013 and December 31, 2012 was for Yucheng Sec., Nangang Dist., Taipei City and Qingshan Sec., Dayuan Township, Taoyuan County. Land held for development on September 30, 2012 and January 1, 2012 was for Subsection 2 Gongyuan Sec., Zhongzheng Dist., Taipei City and Yucheng Sec., Nangang Dist., Taipei City.

12.	PREPAYMENTS

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012

Prepaid rents	$3,451,223	$3,565,310	$3,708,323	$3,851,568
Prepaid salary and bonus	2,693,295	345	2,660,108	311
Others	2,482,344	1,974,286	2,092,365	1,583,740

	$8,626,862	$5,539,941	$8,460,796	$5,435,619

Current
Prepaid salary and bonus	$2,693,295	$345	$2,660,108	$311
Prepaid rents	963,047	917,975	1,007,069	993,848
Others	1,415,298	1,067,386	1,275,797	894,484

	$5,071,640	$1,985,706	$4,942,974	$1,888,643

Non-current
Prepaid rents	$2,488,176	$2,647,335	$2,701,254	$2,857,720
Others	1,067,046	906,900	816,568	689,256

	$3,555,222	$3,554,235	$3,517,822	$3,546,976

13.	OTHER CURRENT MONETARY ASSETS

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012

Time deposits and negotiable certificate of deposit with maturities of more than three months	$2,385,360	$22,263,840	$7,335,178	$40,982,360
Receivables from the Fund for Privatization of Government - owned Enterprises under the Executive Yuan	1,333,114	869,032	880,073	1,283,829
Others	1,057,275	1,316,323	888,094	784,559

	$4,775,749	$24,449,195	$9,103,345	$43,050,748

The annual yield rates of time deposits and negotiable certificate of deposit with maturities of more than three months at each period end were as follows:

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012

Time deposits and negotiable certificate of deposit with maturities of more than three months	0.11%-3.30%	0.25%-3.30%	0.25%-4.40%	0.25%-3.30%

14.	FINANCIAL ASSETS CARRIED AT COST

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012

Non-listed stocks
Domestic	$2,279,302	$2,327,994	$2,385,751	$2,470,485
Foreign	175,652	139,867	139,867	104,545

	$2,454,954	$2,467,861	$2,525,618	$2,575,030

The above non-listed stocks are classified as available-for-sale financial assets based on financial assets categories (see Note 36). Since the range of fair values measurement is significant and difficult to reasonably evaluate the possibilities of the estimations, the fair values of the investments cannot be reliably measured, thus the above non-listed stocks investment owned by the Company were carried at costs less any impairment losses at the balance sheet date.

CHI evaluated and concluded its financial assets carried at cost were partially impaired, and recorded an impairment loss of $1,920 thousand and $34,045 thousand for the three months ended September 30, 2013 and 2012, and $28,692 thousand and $111,614 thousand for the nine months ended September 30, 2013 and 2012, respectively.

15.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012

Investments in associates	$2,135,104	$1,998,983	$2,433,123	$2,305,328
Jointly controlled entity	232,343	241,309	245,214	250,689

	$2,367,447	$2,240,292	$2,678,337	$2,556,017

a.	Investments in associates

Investments in associates were as follows:

	Carrying Amount
	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012

Non-listed

ST-2 Satellite Ventures Pte., Ltd. (“STS”)	$663,852	$541,672	$548,243	$462,161
Senao Networks, Inc. (“SNI”)	468,379	403,154	382,979	337,886
International Integrated System, Inc. (“IISI”)	273,914	277,592	268,414	257,371
Viettle-CHT Co., Ltd.	271,259	265,052	262,852	255,121
Skysoft Co., Ltd. (“SKYSOFT”)	143,383	127,686	122,988	113,304
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	122,481	223,949	592,545	638,120
So-net Entertainment Taiwan Limited (“So-net”)	89,318	31,152	32,198	34,545
Kingwaytek Technology Co., Ltd. (“KWT”)	68,201	77,449	72,253	75,369
HopeTech Technologies Limited (“HopeTech”)	24,669	21,741	20,961	20,970
Xiamen Sertec Business Technology Co., Ltd. (“Sertec”)	6,774	8,634	9,191	698
Dian Zuan Intergrating Marketing Co., Ltd. (“DZIM”)	2,874	20,902	120,499	109,783
Panda Monium Company Ltd.	—	—	—	—

	$2,135,104	$1,998,983	$2,433,123	$2,305,328

At the end of reporting period, the proportion of ownership in associates held by the Company were as follows:

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012

Non-listed

ST-2 Satellite Ventures Pte., Ltd. (“STS”)	38%	38%	38%	38%
Senao Networks, Inc. (“SNI”)	40%	40%	41%	41%
International Integrated System, Inc. (“IISI”)	33%	33%	33%	33%
Viettle-CHT Co., Ltd.	30%	30%	30%	30%
Skysoft Co., Ltd. (“SKYSOFT”)	30%	30%	30%	30%
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40%	40%	40%	40%
So-net Entertainment Taiwan Limited (“So-net”)	30%	30%	30%	30%
Kingwaytek Technology Co., Ltd. (“KWT”)	33%	33%	33%	33%
HopeTech Technologies Limited (“HopeTech”)	45%	45%	45%	45%
Xiamen Sertec Business Technology Co., Ltd. (“Sertec”)	49%	49%	49%	49%
Dian Zuan Intergrating Marketing Co., Ltd. (“DZIM”)	13%	33%	40%	40%
Panda Monium Company Ltd.	43%	43%	43%	43%

Summarized financial information of associates were as follows:

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012

Total assets	$20,512,732	$20,013,969	$21,438,321	$20,020,401

Total liabilities	$13,966,416	$13,952,740	$14,431,632	$13,425,684

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012

Net revenues	$3,141,696	$5,389,325	$9,539,239	$11,171,295

Net income	$460,779	$475,737	$1,330,490	$1,200,071

Other comprehensive income	$(39,324)	$149,402	$(21,558)	$(11,163)

The Company’s share of the profit or loss of associates accounted for using equity method	$225,696	$181,502	$534,146	$467,413

Chunghwa participated in the capital increase of So-net by investing $60,000 thousand in March 2013. The ownership interest remains 30% after the capital increase.

Chunghwa, President Chain Store Corporation and EasyCard Corporation established an associate, DZIM, in May 2011. Chunghwa invested $114,640 thousand cash and held 40% ownership of DZIM in May 2011. Chunghwa participated in the capital increase of DZIM by investing $14,360 thousand in May 2012 but did not subscribe the shares at its corresponding proportion. Thus, the ownership interest decreased from 40% to 33% after the capital increase of DZIM. DZIM reduced its capital by $193,490 thousand in December 2012; Chunghwa received $64,500 thousand capital distribution and the ownership interest remains at 33%. DZIM reduced its capital to offset the deficits amounted to $130,787 thousand and made capital reduction of $49,158 thousand during its stockholders’ meeting held in March 31, 2013. Chunghwa received $16,387 thousand from capital reduction. Chunghwa did not participate in the capital increase of DZIM in July 2013 and the ownership interest decreased from 33% to 13% after the capital increase of DZIM. The Company still has 2 members among 7 members to the board of directors; therefore it remains an investor with significant influence over DZIM. DZIM engages mainly in information technology service and general advertisement service.

COI participated in the capital increase of Sertec by investing $11,552 thousand in February 2012. COI retained 49% ownership of Sertec after the capital increase.

The Company’s share of profit (loss) and other comprehensive income (loss) of investees was recorded based on the reviewed financial statements for the three months and nine months ended September 30, 2013 and 2012.

b.	Investments in jointly controlled entity

Investments in jointly controlled entity were as follows:

	Carrying Amount				% of Ownership and Voting Rights
	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012

Non-listed

Huada Digital Corporation (“HDD”)	$232,343	$241,309	$245,214	$250,689	50%	50%	50%	50%

Chunghwa invested in HDD in September 2011 at $250,000 thousand cash to acquire 50% of its shares and the rest of 50% ownership interest was held by HTC Corporation (“HTC”). After the stockholders’ meeting of HDD held on March 2, 2012, Chunghwa and HTC each obtained half of director seats. Thus, neither Chunghwa nor HTC obtained control over HDD. HDD engages mainly in providing software service.

Summarized financial information of jointly controlled entity was as follows:

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012

Current assets	$228,732	$238,663	$242,456	$250,774

Non-current assets	$5,815	$5,909	$4,711	$—

Current liabilities	$2,204	$3,263	$1,953	$85

Non-current liabilities	$—	$—	$—	$—

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012

Profit or loss
Revenues and income	$2,141	$1,545	$5,882	$2,537

Expenses and losses	$(5,016)	$(4,391)	$(14,848)	$(8,012)

The Company’s share of profits of the jointly controlled entity accounted for using equity method	$(2,875)	$(2,846)	$(8,966)	$(5,475)

The Company’s investments accounted for using entity method share of profits of the jointly controlled entity was recorded based on the reviewed financial statements for the three months and nine months ended September 30, 2013 and 2012.

16.	PROPERTY, PLANT AND EQUIPMENT

	Land	Land Improvements	Buildings	Computer Equipment	Telecommunications Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Advances Related to Acquisition of Equipment	Total

Cost

Balance on January 1, 2012	$102,122,004	$1,521,126	$67,288,565	$14,808,361	$655,542,989	$2,526,674	$7,220,343	$13,688,548	$864,718,610
Additions	—	—	—	34,111	32,657	631	180,181	21,723,588	21,971,168
Disposal	(14,140)	—	(25,626)	(740,725)	(8,298,092)	(355,644)	(329,334)	—	(9,763,561)
Effect of foreign exchange differences	—	—	—	(1,088)	545	(4)	(2,481)	(13,502)	(16,530)
Other	59,193	23,964	57,444	744,377	15,989,353	856,363	353,014	(18,199,800)	(116,092)

Balance on September 30, 2012	$102,167,057	$1,545,090	$67,320,383	$14,845,036	$663,267,452	$3,028,020	$7,421,723	$17,198,834	$876,793,595

Accumulated depreciation and impairment

Balance on January 1, 2012	$—	$(1,016,500)	$(19,670,023)	$(10,919,241)	$(531,242,952)	$(1,254,273)	$(5,583,790)	$—	$(569,686,779)
Depreciation Expenses	—	(42,194)	(913,974)	(1,007,293)	(20,686,294)	(287,996)	(388,735)	—	(23,326,486)
Disposal	—	—	25,626	732,628	8,284,794	355,644	319,871	—	9,718,563
Effect of foreign exchange differences	—	—	—	178	828	—	573	—	1,579
Other	—	442	(6,815)	(4,222)	40,411	(4,605)	(42,903)	—	(17,692)

Balance on September 30, 2012	$—	$(1,058,252)	$(20,565,186)	$(11,197,950)	$(543,603,213)	$(1,191,230)	$(5,694,984)	$—	$(583,310,815)

Balance on January 1, 2012, net	$102,122,004	$504,626	$47,618,542	$3,889,120	$124,300,037	$1,272,401	$1,636,553	$13,688,548	$295,031,831

Balance on September 30, 2012, net	$102,167,057	$486,838	$46,755,197	$3,647,086	$119,664,239	$1,836,790	$1,726,739	$17,198,834	$293,482,780

Cost

Balance on January 1, 2013	$102,196,615	$1,548,184	$67,428,504	$15,233,816	$669,375,712	$3,315,452	$7,588,449	$18,683,121	$885,369,853
Additions	—	—	4,058	48,118	34,842	1,145	221,083	22,271,534	22,580,780
Disposal	—	(8,971)	(4,298)	(623,384)	(9,142,904)	(131,015)	(315,214)	—	(10,225,786)
Effect of foreign exchange differences	—	—	—	1,542	(25,939)	23	3,211	21,029	(134)
Other	24,772	9,870	(62,255)	932,106	17,956,375	491,080	551,173	(19,772,413)	130,708

Balance on September 30, 2013	$102,221,387	$1,549,083	$67,366,009	$15,592,198	$678,198,086	$3,676,685	$8,048,702	$21,203,271	$897,855,421

Accumulated depreciation and impairment

Balance on January 1, 2013	$—	$(1,067,498)	$(20,824,621)	$(11,348,414)	$(547,845,695)	$(1,270,172)	$(5,671,104)	$—	$(588,027,504)
Depreciation Expenses	—	(40,812)	(930,227)	(1,018,811)	(20,163,388)	(403,868)	(540,666)	—	(23,097,772)
Disposal	—	8,971	4,299	621,064	9,126,391	131,015	305,987	—	10,197,727
Impairment losses	—	—	—	—	(2,262)	—	—	—	(2,262)
Effect of foreign exchange differences	—	—	—	(453)	2,119	(8)	(1,852)	—	(194)
Other	—	321	59,624	(518)	(1,333)	(6,565)	(166,145)	—	(114,616)

Balance on September 30, 2013	$—	$(1,099,018)	$(21,690,925)	$(11,747,132)	$(558,884,168)	$(1,549,598)	$(6,073,780)	$—	$(601,044,621)

Balance on January 1, 2013, net	$102,196,615	$480,686	$46,603,883	$3,885,402	$121,530,017	$2,045,280	$1,917,345	$18,683,121	$297,342,349

Balance on September 30, 2013, net	$102,221,387	$450,065	$45,675,084	$3,845,066	$119,313,918	$2,127,087	$1,974,922	$21,203,271	$296,810,800

At March 31, 2013, impairment indications for property, plant and equipment were noted, the Company performed the impairment assessment of telecommunications equipment and recorded an impairment loss of $2,262 thousands for the three months ended March 31, 2013. No impairment loss was recorded for the three month period ended September 30, 2013.

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvement	8-30 years
Buildings
Main building	35-60 years
Other building facilities	3-10 years
Computer equipment	3-8 years
Telecommunications equipment
Telecommunication circuits	9-15 years
Telecommunication machinery and antennas equipment	5-10 years
Transportation equipment	3-10 years
Miscellaneous equipment
Leasehold improvements	2-6 years
Mechanical and air conditioner equipment	8-16 years
Others	3-10 years

17.	INVESTMENT PROPERTIES

Investment Properties

Cost

Balance on January 1, 2012	$9,248,604
Reclassification	26,295

Balance on September 30, 2012	$9,274,899

Accumulated depreciation and impairment

Balance on January 1, 2012	$(188,523)
Depreciation expense	(12,260)
Recognized impairment loss	(1,261,365)
Reclassification	(47)

Balance on September 30, 2012	$(1,462,195)

Balance on January 1, 2012, net	$9,060,081

Balance on September 30, 2012, net	$7,812,704

Cost

Balance on January 1, 2013 and September 30, 2013	$9,260,015

(Continued)

Investment Properties

Accumulated depreciation and impairment

Balance on January 1, 2013	$(1,471,117)
Depreciation expense	(12,434)

Balance on September 30, 2013	$(1,483,551)

Balance on January 1, 2013, net	$7,788,898

Balance on September 30, 2013, net	$7,776,464

(Concluded)

There is no impairment indications noted for investment properties and the Company did not perform impairment assessment of investment properties for the three months ended September 30, 2013 and nine months ended September 30, 2013.

After evaluating the investment properties, the Company determined that some investments were impaired and recognized an impairment loss of $1,261,365 thousand for the three months ended June 30, 2012 and nine months ended September 30, 2012.

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	8-30 years
Buildings
Main buildings	35-60 years
Other building facilities	3-10 years

The fair value of the Company’s investment properties as of January 1, 2012 and December 31, 2012 was determined on the appraisal reports conducted by independent appraisers. The Company used the abovementioned appraisal reports as the basis to calculate fair value as of September 30, 2013 and 2012 because there was no material change in the economic environment and the market trading price. Those appraisal reports are based on the comparison approach, income approach or cost approach. Key assumptions and the fair values were as follows:

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012

Fair value	$15,510,857	$15,510,857	$15,058,328	$15,058,328

Capitalized interest rate	1.46%	1.46%	1.46%	1.46%
Profit margin ratio	12%-15%	12%-15%	12%-15%	12%-15%
Discount rate	1.36%	1.36%	1.36%	1.36%
Capitalization rate	1.5%-2.05%	1.5%-2.05%	1.5%-2.05%	1.5%-2.05%

All of the Company’s investment properties are held under freehold interest.

18.	INTANGIBLE ASSETS

	3G Concession	Computer Software	Goodwill	Others	Total

Cost

Balance on January 1, 2012	$10,179,000	$1,732,720	$180,631	$139,005	$12,231,356
Additions-acquired separately	—	398,308	—	1,068	399,376
Disposal	—	(19,354)	—	—	(19,354)
Abandonment	—	(153,168)	—	—	(153,168)
Effect of foreign exchange difference	—	(6)	—	—	(6)

Balance on September 30, 2012	$10,179,000	$1,958,500	$180,631	$140,073	$12,458,204

Accumulated amortization and impairment

Balance on January 1, 2012	$(4,938,738)	$(981,580)	$—	$(32,863)	$(5,953,181)
Amortization expenses	(561,457)	(265,224)	—	(6,823)	(833,504)
Disposal	—	19,354	—	—	19,354
Abandonment	—	153,168	—	—	153,168
Effect of foreign exchange difference	—	2	—	—	2

Balance on September 30, 2012	$(5,500,195)	$(1,074,280)	$—	$(39,686)	$(6,614,161)

Balance on January 1, 2012, net	$5,240,262	$751,140	$180,631	$106,142	$6,278,175

Balance on September 30, 2012, net	$4,678,805	$884,220	$180,631	$100,387	$5,844,043

Cost

Balance on January 1, 2013	$10,179,000	$2,065,542	$180,631	$116,650	$12,541,823
Additions-acquired separately	—	511,195	—	676	511,871
Disposal	—	(739)	—	—	(739)
Abandonment	—	(168,892)	—	—	(168,892)
Effect of foreign exchange difference	—	880	—	279	1,159

Balance on September 30, 2013	$10,179,000	$2,407,986	$180,631	$117,605	$12,885,222

Accumulated amortization and impairment

Balance on January 1, 2013	$(5,687,347)	$(1,049,664)	$—	$(23,009)	$(6,760,020)
Amortization expenses	(561,457)	(347,629)	—	(5,831)	(914,917)
Disposal	—	739	—	—	739
Abandonment	—	168,892	—	—	168,892
Impairment loss	—	—	(18,055)	—	(18,055)
Effect of foreign exchange difference	—	(59)	—	—	(59)

Balance on September 30, 2013	$(6,248,804)	$(1,227,721)	$(18,055)	$(28,840)	$(7,523,420)

Balance on January 1, 2013, net	$4,491,653	$1,015,878	$180,631	$93,641	$5,781,803

Balance on September 30, 2013, net	$3,930,196	$1,180,265	$162,576	$88,765	$5,361,802

Except for goodwill, the amortization expense is computed using the straight-line method over the following estimated service lives:

The computer software is amortized using the straight-line method over the estimated useful lives of 2 to 10 years.

The 3G Concession fee is amortized on a straight-line basis from the date operations commence through the date the license expires.

Other intangible assets are amortized using the straight-line method over the estimated useful lives of 3 to 20 years. Goodwill is not subject to amortization.

The Company recognized an impairment loss of $18,055 thousand on the goodwill arising from the business combination of a subsidiary, CHI, due to CHI underwent organization downsizing for the three months ended March 31, 2013 and the nine months ended September 30, 2013.

The Company did not recognize any impairment loss on goodwill for the three months ended September 30, 2012 and 2013, and the nine months ended September 30, 2012.

19.	OTHER ASSETS

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012

Spare parts	$3,182,763	$4,046,050	$4,171,910	$2,305,655
Refundable deposits	2,039,264	2,087,034	1,901,688	1,760,149
Other financial assets	1,000,000	1,000,000	1,000,000	1,000,000
Telecom license bid bond	1,000,000	—	—	—
Others	2,270,614	1,938,040	1,565,038	1,832,197

	$9,492,641	$9,071,124	$8,638,636	$6,898,001

Current
Spare parts	$3,182,763	$4,046,050	$4,171,910	$2,305,655
Others	804,449	428,545	470,089	734,181

	$3,987,212	$4,474,595	$4,641,999	$3,039,836

Non-current
Refundable deposits	$2,039,264	$2,087,034	$1,901,688	$1,760,149
Other financial assets	1,000,000	1,000,000	1,000,000	1,000,000
Telecom license bid bond	1,000,000	—	—	—
Others	1,466,165	1,509,495	1,094,949	1,098,016

	$5,505,429	$4,596,529	$3,996,637	$3,858,165

Other financial assets - noncurrent was Piping Fund. As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects. Net assets of this fund would be returned proportionately after the project was completed.

For long-term business development, Chunghwa has submitted an application to National Communications Commission (“NCC”) for mobile broadband license (4G license) and has deposited $1,000,000 thousand as bid bond in June 2013.

20.	SHORT-TERM LOANS

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012

Unsecured loans	$1,075,222	$111,473	$130,000	$75,000

Annual interest rate	1.18%-2.40%	1.25%-2.40%	1.25%-2.50%	1.25%-1.53%

21.	LONG-TERM LOANS (INCLUDING LONG-TERM LOANS - CURRENT PORTION)

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012

Secured loans	$1,700,000	$2,050,000	$1,650,000	$1,651,419
Unsecured loans	—	8,372	33,489	108,840

	1,700,000	2,058,372	1,683,489	1,760,259
Less: Current portion of long-term loans	—	8,372	33,489	701,887

	$1,700,000	$2,050,000	$1,650,000	$1,058,372

The annual interest rates of loans were as follows:

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012

Secured loans	1.15%-2.10%	1.13%-2.10%	1.13%	1.10%-1.83%
Unsecured loans	—	2.01%	2.01%	2.01%-2.04%

LED obtained a secured loan from Chang Hwa Bank in September 2010. Interest is paid monthly. $300,000 thousand and $1,350,000 thousand will become due in December 2014 and September 2015, respectively. LED obtained another secured loan from Chang Hwa Bank in December 2012 at $400,000 thousand which will be due in December 2017; LED repaid $300,000 thousand and $50,000 thousand in February and May 2013, respectively.

CHIEF obtained an unsecured loan from Bank of Taiwan in January 2009. Interest and principal amount are paid monthly from January 2009 and all were repaid in January 2013.

CHPT obtained a secured loan from the E.SUN Commercial Bank in February 2009. Interest and the principal were paid monthly from March 2009 and all were repaid in February 2012.

22.	TRADE NOTES AND ACCOUNTS PAYABLE

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012

Trade notes and accounts payable	$12,376,159	$13,513,437	$12,346,431	$14,264,769

Trade notes and accounts payable were attributable to operating activities and the trading conditions were agreed separately.

23.	OTHER PAYABLES

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012

Other payables

Accrued salary and compensation	$7,752,420	$9,838,182	$7,514,546	$10,505,866
Accrual amounts for bonuses to employees and remuneration to directors and supervisors	706,714	1,784,767	1,797,872	2,343,593
Payables to equipment suppliers	1,910,113	1,884,038	1,879,036	1,870,486
Payables to contrators	1,627,268	2,379,833	1,270,578	1,834,254
Amounts collected for others	1,313,612	1,326,777	1,367,982	1,200,618
Accrued franchise fees	1,583,694	2,164,220	1,679,264	2,246,265
Accrued maintenance costs	1,093,666	988,240	1,054,083	898,016
Others	6,677,447	5,735,723	5,414,180	5,403,163

	$22,664,934	$26,101,780	$21,977,541	$26,302,261

24.	PROVISIONS

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012

Warranties	$199,160	$221,245	$128,800	$148,050
Employee benefits	47,353	41,949	37,650	32,822
Others	3,030	2,960	2,160	1,180

	$249,543	$266,154	$168,610	$182,052

Current	$114,242	$221,245	$128,800	$148,050
Noncurrent	135,301	44,909	39,810	34,002

	$249,543	$266,154	$168,610	$182,052

	Warranties	Employee Benefits	Others	Total

Balance on January 1, 2012	$148,050	$32,822	$1,180	$182,052
Additional provisions recognized	40,767	4,828	980	46,575
Reductions	(60,017)	—	—	(60,017)

Balance on September 30, 2012	$128,800	$37,650	$2,160	$168,610

Balance on January 1, 2013	$221,245	$41,949	$2,960	$266,154
Additional provisions recognized	80,445	5,404	170	86,019
Reductions	(102,530)	—	(100)	(102,630)

Balance on September 30, 2013	$199,160	$47,353	$3,030	$249,543

a.	The provision for warranty claims represents the present values of the management’s best estimate of the future outflow of economic benefits that will be required under the Company’s obligation for warranties in sales agreements. The estimate has been made based on the historical warranty experience.

b.	The provision for employee benefits represents annual leave and vested long-term service leave entitlements accrued.

25.	ADVANCE RECEIPTS

Advance receipts are mainly from advance telecommunication charges. In accordance with NCC’s regulation named “Mandatory and Prohibitory Provisions To Be Included In Standard Contracts for Telecommunication Goods (Services) Coupons”, the Company entered into a contract with Bank of Taiwan to provide a performance guarantee for advance receipts from selling prepaid cards, as of September 30, 2013 amounting to $938,440 thousand.

26.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

The pension plan under the Labor Pension Act of ROC (the “LPA”) is considered as a defined contribution plan. Based on the LPA, Chunghwa and its domestic subsidiaries make monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages. Its foreign subsidiaries would make monthly contributions based on the local pension requirements.

b.	Defined benefit plans

Chunghwa completed privatization plans on August 12, 2005. Chunghwa is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises. After paying all pension obligations for privatization, the plan assets of Chunghwa should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. On August 7, 2006, Chunghwa transferred the remaining balance of fund to the Privatization Fund. However, according to the instructions of MOTC, Chunghwa was requested to administer the distributions to employees for pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization and recognized in other current monetary assets.

The Company’s pension plan is considered as a defined benefit plan under the Labor Standards Law that provide benefits based on an employee’s length of service and average six-month salary prior to retirement. Chunghwa and its subsidiaries contribute an amount no more than 15% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan.

The most recent actuarial valuation of plan assets and the present value of the defined benefit obligation were carried out at December 31, 2012 by the independent actuary. The present value of the defined benefit obligation, and the related current service cost and past service cost, were measured using the Projected Unit Credit Method. The recognized pension expenses for the nine months ended September 30, 2013 and 2012 were determined by the pension cost rates of actuarial valuation of December 31 and January 1, 2012.

The principal assumptions used for the purpose of the actuarial valuations were as follows:

	Measurement Date
	December 31, 2012	January 1, 2012

Discount rates	1.60%	1.75%
Expected return on plan assets	1.60%	1.50%
Expected rates of salary increase	1.00%-2.75%	1.00%-3.00%

Relevant pension costs for the three months ended and nine months ended September 30, 2013 and 2012 were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012

Operating costs	$440,748	$430,013	$1,321,680	$1,288,377

Marketing expenses	$213,348	$210,258	$641,129	$631,661

General and administrative expenses	$40,950	$39,279	$122,109	$118,268

Research and development expenses	$25,106	$26,163	$75,418	$78,571

The amount included in the consolidated balance sheets arising from the Company’s obligation in respect of its defined benefit plans is as follows:

	December 31, 2012	January 1, 2012

Present value of funded defined benefit obligation	$22,100,285	$18,697,051
Fair value of plan assets	(17,528,601)	(15,750,859)

Deficit	4,571,684	2,946,192
Past service cost not yet recognised	40,233	44,569

Net liability arising from defined benefit obligation	$4,611,917	$2,990,761

Accrued pension liabilities	$4,616,803	$2,994,079
Prepaid pension cost (included in other noncurrent assets - others)	(4,886)	(3,318)

	$4,611,917	$2,990,761

The major categories of plan assets and the fair value of plan assets at the end of the reporting period for each category, were as follows:

	Fair Value of Plan Assets (%)
	December 31, 2012	January 1, 2012

Stock and beneficiary certificates	38.09	40.75
Fixed income investments	36.61	35.25
Cash	24.51	23.87
Others	0.79	0.13

	100.00	100.00

The overall expected rate of return is based on historical return trends and analysts’ prediction of the market for the asset over the life of related obligation refer to the Labor Pension Fund Supervisory Committee about the usage of pension funds, and consideration for the effect that the minimum return shall not be less than the average interest rate on a two-year time deposit published by local banks.

The Company elected to disclose the historical information of experience adjustments from the date of the adoption of Taiwan-IFRSs.

	December 31, 2012	January 1, 2012

Present value of defined benefit obligation	$(22,100,285)	$(18,697,051)

Fair value of plan assets	$17,528,601	$15,750,859

Deficit	$(4,571,684)	$(2,946,192)

Experience adjustments on plan liabilities	$545,960	$—

Experience adjustments on plan assets	$(89,792)	$—

27.	EQUITY

a.	Share capital

1)	Common stock

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012

Number of authorized shares (thousand)	12,000,000	12,000,000	12,000,000	12,000,000

Authorized shares	$120,000,000	$120,000,000	$120,000,000	$120,000,000

Number of shares issued and collected proceeds	7,757,447	7,757,447	7,757,447	7,757,447

Issued shares	$77,574,465	$77,574,465	$77,574,465	$77,574,465

The issued common stock has a par value of $10 per share and entitles the holder the right to vote and receive dividends.

2)	Global depositary receipts

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common shares of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of Chunghwa, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006. The MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units. As of September 30, 2013, the outstanding ADSs were 308,321 thousand common shares, which equaled 30,832 thousand units and represented 3.97% of Chunghwa’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a)	Exercise their voting rights,

b)	Sell their ADSs, and

c)	Receive dividends declared and subscribe to the issuance of new shares.

b.	Addition paid-in capital

The adjustment of capital surplus for the nine months ended September 30, 2013 and 2012 were as follows:

	Share Premium	Movements of Paid-in Capital for Associates Accounted for Using Equity Method	Share-based Payment Transactions	Donated Capital	Stockholders’ Contribution Due to Privatization	Total

Balance on January 1, 2012	$169,496,289	$—	$—	$13,170	$20,648,078	$190,157,537
Exercise of employee stock option of subsidiaries	—	—	3,631	—	—	3,631

Balance on September 30, 2012	$169,496,289	$—	$3,631	$13,170	$20,648,078	$190,161,168

Balance on January 1, 2013	$169,496,289	$—	$4,893	$13,170	$20,648,078	$190,162,430
Cash distributed from capital surplus	(5,589,240)	—	—	—	—	(5,589,240)
Change in capital surplus from investments in associates accounted for by using equity method	—	3,049	—	—	—	3,049
Exercise of employee stock option of subsidiaries	—	—	3,658	—	—	3,658
Employee stock bonus issued by a subsidiary	—	—	(19)	—	—	(19)

Balance on September 30, 2013	$163,907,049	$3,049	$8,532	$13,170	$20,648,078	$184,579,878

Additional paid-in capital may only be utilized to offset deficits. However, the additional paid-in capital from shares issued in excess of par and donations may be distributed in cash or capitalized when a company has no deficit, which however is limited to a certain percentage of Chunghwa’s paid-in capital.

Additional paid-in capital from investments accounted for using equity method may not be used for any purpose.

The additional paid-in capital - privatization is the retrospective adjustment at the date of transition to Taiwan-IFRSs. Please refer to Note 43 to the consolidated financial statement for further details.

c.	Retained earnings and dividends policy

Before distributing a dividend or making any other distribution to stockholders, Chunghwa must pay all outstanding taxes, offset deficits in prior years and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside or reverse special reserves. In accordance with Chunghwa’s Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order: (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common shares.

For the nine months ended September 30, 2013 and 2012, the accrual amounts for bonuses to employees and remuneration to directors and supervisors were accrued based on past experiences and the probable amount to be paid in accordance with Chunghwa’s Articles of Incorporation and Implementation Guidance for the Employee’s Bonus Distribution of Chunghwa Telecom Co., Ltd.

If the initial accrual amounts of the aforementioned bonus are significantly different from the amounts proposed by the board of directors, the difference is charged to the earnings of the year making the initial estimate. Otherwise, the difference between initial accrual amount and the amount resolved in the shareholders’ meeting is charged to the earnings of the following year as a result of change in accounting estimate. If the shareholders’ meeting approved to distribute the employee bonus as stocks, the share number of the stock bonus were determined by the amount of bonus divided by the fair value of the stocks which was the closing market prices one day before shareholders’ meeting after taking into account the effects of ex-rights and ex-dividends.

When the Company appropriate the earnings generated before 2012, Rule 89 No. 100116 issued by the ministry of Finance, R.O.C. and Rule No. 0950000507 issued by the FSC were followed and the special reserve was appropriated from reserve of the accounts with debit balances under stockholder’s equity. If there were any decrease of the aforementioned accounts of shareholders’ equity, the decreased amount could be reversed from the special reserve to retained earnings.

The appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or, when the legal reserve has exceeded 25% of the Company’s paid-in capital, the excess may be transferred to capital or distributed in cash.

Except for non-ROC resident shareholders, all shareholders receiving the dividends are entitled a tax credit equal to their proportionate share of the income tax paid by the Company.

The appropriations and distributions of the 2012 and 2011 earnings of Chunghwa have been approved by the stockholders on June 25, 2013 and June 22, 2012 as follows:

	Appropriation of Earnings		Dividends Per Share
	For Fiscal Year 2012	For Fiscal Year 2011	For Fiscal Year 2012	For Fiscal Year 2011

Legal reserve	$3,990,397	$4,706,838
Cash dividends	35,913,099	42,361,864	$4.63	$5.46

The stockholders of Chunghwa resolved to distribute cash $0.72 per share and the total amount of $5,589,240 thousand from additional paid-in capital on June 25, 2013. Such amount was subsequently paid in August 2013.

The bonuses to the employees and remuneration to the directors and supervisors of the 2012 and 2011 approved by the board of directors and the stockholders on June 25, 2013 and June 22, 2012 were as follows:

	2012	2011
	Cash Bonus	Cash Bonus

Bonus distributed to the employees	$1,533,082	$2,040,090
Remuneration paid to the directors and supervisors	37,484	44,446

There was no difference between the initial accrual amounts and the amounts resolved in shareholders’ meeting of the aforementioned bonuses to employees and the remuneration to directors and supervisors.

The Company’s distributable earnings, bonus distributed to the employees and remuneration paid to the directors and supervisors as of the end of the period were based on the accompanying consolidated financial statements of 2012 prepared in conformity with the pre-revised Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the ROC (“ROC GAAP”).

The appropriations of earnings for 2012 were proposed according to the Chunghwa’s financial statements for the years ended December 31, 2012, which were prepared in accordance with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and International Financial Reporting Standards.

Information of the appropriation of Chunghwa’s earnings, employees bonuses and remuneration to directors and supervisors resolved by the board of directors and approved by the stockholders is available on the Market Observation Post System website.

d.	Special reserves to be recognized for the first-time adoption of IFRS

Under Rule No. 1010012865 issued by the FSC on April 6, 2012 and the directive titled “Questions and Answers for Special Reserves Appropriated Following Adoption of IFRSs”, on the first-time adoption of IFRSs, a company should appropriate a special reserve of an amount the same as that of unrealized revaluation increment and cumulative translation differences (gain) transferred to retained earnings as a result of the Company’s use of exemptions under IFRS 1. However, at the date of transitions to IFRSs, if the increase in retained earnings that resulted from all IFRSs adjustments is not enough for this appropriation, only the increase in retained earnings that resulted from all IFRSs adjustments will be appropriated to special reserve. No appropriation of earnings shall be made until any shortage of the aforementioned special reserve is appropriated in subsequent years if the Company has earnings and the original need to appropriate a special reserve is not eliminated.

The adjustments of IFRSs adoption resulted in the decrease of retained earnings of the Company; therefore, the Company is not required to appropriate any amount to the special reserve.

e.	Other equity items

1)	Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2)	Unrealized gain (loss) on of available-for-sale financial assets

	Nine Months Ended September 30
	2013	2012

Beginning balance	$257,991	$67,674
Unrealized gain (loss) on available-for-sale financial assets	(249,166)	306,830
Income tax relating to unrealized gain (loss) on available-for-sale financial assets	(3,010)	—
Amount reclassified from equity to profit or loss on disposal	(157,358)	(62,625)

Ending balance	$(151,543)	$311,879

Unrealized gain (loss) on available-for-sale financial assets were accumulated gains and losses on the available-for-sale financial assets measured at fair value, which were recognized in other comprehensive income and were included in the calculation of the related disposal gain and loss or impairment loss of such financial assets upon reclassified to profits or losses.

f.	Noncontrolling interests

	Nine Months Ended September 30
	2013	2012

Beginning balance	$4,441,849	$4,276,384
Shares attributed to noncontrolling interests
Cash dividends paid by subsidiaries to noncontrolling interests	(811,296)	(887,457)
Net income of current period	909,282	861,822
Exchange differences arising from the translation of the net investment in foreign operations	17,241	(8,015)
Unrealized gain on available-for-sale financial assets	2,354	2,300
Income tax relating to unrealized loss on available-for-sale financial assets	(372)	—
Changes in capital surplus from investments in associates accounted for using equity method	3,794	—
Exercise of employee stock option of subsidiaries	32,878	35,481
Compensation cost of employee stock options of a subsidiary	45,303	—
Employee stock bonus issued by a subsidiary	2,468	—
Decrease in noncontrolling interests	(15,236)	(107,271)

Ending balance	$4,628,265	$4,173,244

28.	REVENUE

The main source of revenue of the Company includes various telecommunications services in many different streams, and the related information is discussed in Note 42.

29.	INCOME

a.	Other income and expenses

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012

Loss on disposal or abandoment of property, plant and equipment	$(12,005)	$(9,457)	$(21,914)	$(4,915)
Impairment loss on property, plant and equipment	—	—	(2,262)	—
Impairment loss on investment properties	—	—	—	(1,261,365)

	$(12,005)	$(9,457)	$(24,176)	$(1,266,280)

b.	Other income

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012

Dividends income	$9,538	$13,509	$43,989	$18,883
Rental income	9,796	11,859	31,849	32,299
Others	108,428	83,294	190,799	230,169

	$127,762	$108,662	$266,637	$281,351

c.	Other gains and losses

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012

Net foreign currency exchange gains (losses)	$(34,714)	$(47,679)	$(45,628)	$48,094
Gain (loss) on disposal of financial instruments, net	83,242	(2,649)	76,291	65,343
Valuation gain (loss) on financial assets and liabilities at fair value through profit or loss, net	(35,831)	49,133	(1,075)	31,282
Loss arising from derivatives as designated hedging instruments in fair value hedges, net	(29,579)	—	(93,145)	—
Gain arising from adjustments for hedged item attributable to the hedged risk in a designated fair value hedge accounting relationship	29,579	—	93,145	—
Impairment losses on financial assets carried at cost	(1,920)	(34,045)	(28,692)	(111,614)
Impairment losses on available-for-sale financial assets	—	—	—	(26,779)
Impairment losses on goodwill	—	—	(18,055)	—
Others	(14,274)	(6,798)	(35,049)	(44,374)

	$(3,497)	$(42,038)	$(52,208)	$(38,048)

d.	Finance costs

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012

Interest on bank borrowings	$9,269	$5,139	$21,659	$15,659
Other interest expenses	304	65	2,261	371

	$9,573	$5,204	$23,920	$16,030

e.	Impairment loss (reversal gain) on financial instruments

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012

Notes and accounts receivable	$34,692	$37,461	$166,823	$(1,462,798)

Other receivables	$420	$5,984	$6,551	$12,392

Financial assets carried at cost	$1,920	$34,045	$28,692	$111,614

Available-for-sale financial assets	$—	$—	$—	$26,779

f.	Impairment loss of non-finacial assets

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012

Inventories	$18,497	$3,216	$133,054	$14,455

Goodwill	$—	$—	$18,055	$—

Property, plant and equipment	$—	$—	$2,262	$—

Investment properties	$—	$—	$—	$1,261,365

g.	Depreciation and amortization expenses

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012

Property, plant and equipment	$7,745,206	$7,808,653	$23,097,772	$23,326,486
Investment properties	4,144	4,070	12,434	12,260
Intangible assets	312,950	285,233	914,917	833,504

Total depreciation and amortization expenses	$8,062,300	$8,097,956	$24,025,123	$24,172,250

Depreciation expenses summarized by functions
Operating costs	$7,210,497	$7,284,053	$21,514,401	$21,811,693
Operating expenses	538,853	528,670	1,595,805	1,527,053

	$7,749,350	$7,812,723	$23,110,206	$23,338,746

Amortization expenses summarized by functions
Operating costs	$247,295	$239,706	$735,606	$707,987
Operating expenses	65,655	45,527	179,311	125,517

	$312,950	$285,233	$914,917	$833,504

h.	Employee benefit expenses

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012

Post-employment benefit
Defined contribution plans	$94,739	$85,573	$269,698	$232,994
Defined benefit plans	720,152	705,713	2,160,336	2,116,877

	814,891	791,286	2,430,034	2,349,871

Share-based payment
Equity-settled share-based payment	28,353	—	45,303	—

Other employee benefit
Salaries	6,227,757	6,142,161	18,622,104	18,478,683
Insurance	610,686	535,350	1,821,650	1,584,276
Others	3,826,037	4,009,676	10,620,000	11,077,081

	10,664,480	10,687,187	31,063,754	31,140,040

Total employee benefit expenses	$11,507,724	$11,478,473	$33,539,091	$33,489,911

Summary by functions
Operating costs	$6,345,017	$6,445,051	$18,542,067	$18,641,754
Operating expenses	5,162,707	5,033,422	14,997,024	14,848,157

	$11,507,724	$11,478,473	$33,539,091	$33,489,911

30.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense are as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012

Current tax
Current tax expenses recognized for the current period	$2,184,269	$2,055,048	$6,290,985	$6,082,030
Income tax expenses of unappropriated earnings	—	—	27,413	9,384
Income tax adjustments on prior years	27,878	(19,696)	17,303	5,840
Others	12,561	(10,024)	15,119	14,975

	2,224,708	2,025,328	6,350,820	6,112,229
Deferred tax
Deferred tax expenses recognized for the current period	(47,029)	60,204	(70,900)	80,494

Income tax recognized in profit or loss	$2,177,679	$2,085,532	$6,279,920	$6,192,723

Reconciliation between financial income and taxable income is as follows:

	Nine Months Ended September 30
	2013	2012

Profit before tax from continuing operations	$37,673,536	$38,786,461

Income tax expense calculated at the statutory rate (17%)	6,404,501	6,593,698
Nondeductible expenses in determining taxable income	8,068	241,000
Imputed income on tax	1,469	1,474
Temporary difference	68,118	(110,713)
Tax-exempt income	(80,107)	(298,504)
Additional income tax under the Alternative Minimum Tax Act	—	443
Additional income tax on unappropriated earnings	27,413	9,384
Investment credits	(175,650)	(278,016)
Effect of different tax rates of group entities operating in other jurisdictions	(7,244)	(12,513)
Adjustments of tax expense on previous years	17,303	5,840
Others	16,049	40,630

Income tax expense recognized in profit or loss	$6,279,920	$6,192,723

The applicable tax rate used above is the corporate tax rate of 17% payable by the Company in R.O.C., while the applicable tax rate used by subsidiaries in China is 25%. Tax rates used by other group entities operating in other jurisdictions are based on the tax laws in those jurisdictions.

b.	Income tax recognized in other comprehensive income

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012

Deferred tax
Unrealized gain on available-for-sale financial assets	$3,493	$—	$3,382	$—

c.	The related information under the Integrated Income Tax System is as follows:

Chunghwa’s cumulative undistributed earnings for as of September 30, 2013, December 31, 2012, September 30, 2012 and January 1, 2012 were arising from integrated Income Tax.

Imputation credit account

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012

Balance of Imputation Credit Account (“ICA”)	$2,134,441	$4,459,457	$2,426,516	$4,899,036

The actual creditable ratios for distribution of Chunghwa’s 2012 and 2011 earnings were 19.23% and 17.63%, respectively.

When the Company appropriated the earnings generated in and after 1998, the imputation credit allocated to local shareholders’ was based on the creditable rate as of the date of the dividends distribution date.

d.	Income tax examination

Chunghwa’s income tax returns have been examined by tax authorities through 2011 except for 2008 and 2010. SENAO’s income tax returns have been examined by authorities through 2010. The following subsidiaries income tax returns have been examined by authorities through 2011: CHPT, CHSI, CHIEF, CHI, SHE, LED, CHIYP, YYRP, Unigate and CHST.

31.	EARNINGS PER SHARE

Net income and weighted average number of common stock used in the calculation of earnings per share were as follows:

Net income

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012

Net income used to compute the basic earnings per share
Net income attributable to the parent	$10,648,268	$10,698,297	$30,484,334	$31,731,916
Assumed conversion of all dilutive potential common stock
Employee stock options of subsidiaries	(227)	(411)	(2,521)	(3,321)

Net income used to compute the diluted earnings per share	$10,648,041	$10,697,886	$30,481,813	$31,728,595

Weighted average number of common stock

(Thousand Shares)

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012

Weighted average number of common stock used to compute the basic earnings per share	7,757,447	7,757,447	7,757,447	7,757,447
Assumed conversion of all dilutive potential common stock
Employee stock bonus	1,015	2,148	13,713	21,557

Weighted average number of common stock used to compute the diluted earnings per share	7,758,462	7,759,595	7,771,160	7,779,004

According to the Interpretation 97-169 issued by ARDF in May 2008, Chunghwa presumed that the employees bonuses to be paid will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect. The dilutive effect of the shares needs to be considered until the stockholders resolve the number of shares to be distributed to employees in their meeting in the following year.

32.	SHARE-BASED PAYMENT ARRANGEMENT

a.	SENAO share-based compensation plans

SENAO share-based compensation plans (“SENAO Plans”) described as follows:

Effective Date	Grant Date	Stock Options Units (Thousand)	Exercise Price (NT$)

2005.09.30	2006.05.05	10,000	$ (Original price $	12.10 16.90)
2007.10.16	2007.10.31	6,181	$ (Original price $	42.60 44.20)
2012.05.28	2013.04.29	10,000		$93.00

Each option is eligible to subscribe for one common share when exercisable. Under the terms of the Plans, the options are granted at an exercise price equal to the closing price of the SENAO’s common shares listed on the TSE on the higher of closing price or par value. The SENAO Plans have exercise price adjustment formula upon the issuance of new common shares, capitalization of retained earnings and/or capital reserves, stock split as well as distribution of cash dividends (except for 2007 Plan), except (i) in the case of issuance of new shares in connection with mergers and in the case of cancellation of outstanding shares in connection with capital reduction (2007 Plan is out of this exception), and (ii) except if the exercise price after adjustment exceeds the exercise price before adjustment. The options of all the Plans are valid for six years and the graded vesting schedule for which 50% of option granted will vest two years after the grant date and another two tranches of 25%, each will vest three and four years after the grant date respectively.

SENAO elected not to apply IFRS 2 retrospectively for the share-based payment transactions which were granted and vested before the transition date.

Stock options granted on May 7, 2013 applied IFRS 2. The recognized compensation cost was $45,303 thousand for the period from May 7 to September 30, 2013.

Information about SENAO’s outstanding stock options for the nine months ended September 30, 2013 and 2012 were as follows:

	Nine Months Ended September 30, 2013
	Granted on May 7, 2013		Granted on October 31, 2007
	Number of Options (Thousand)	Weighted- average Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Exercise Price (NT$)
Employee stock options

Options outstanding at beginning of the period	—	$—	1,051	$42.60
Options granted	10,000	93.00	—	—
Options exercised	—	—	(666)	42.60
Options expired	—	—	—	—

Options outstanding at end of the period	10,000	93.00	385	42.60

Options exercisable at end of the period	—	—	385	42.60

	Nine Months Ended September 30, 2012
	Granted on October 31, 2007		Granted on May 5, 2006
	Number of Options (Thousand)	Weighted- average Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Exercise Price (NT$)
Employee stock options

Options outstanding at beginning of the period	1,998	$42.60	280	$12.10
Options exercised	(840)	42.60	(275)	12.10
Options expired	—	—	(5)	12.10

Options outstanding at end of the period	1,158	42.60	—	—

Options exercisable at end of the period	1,158	42.60	—	—

As of September 30, 2013, information about employee stock options outstanding are as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted-average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)

$42.60	385	0.17	$42.60	385	$42.60
93.00	10,000	5.58	93.00	—	93.00

As of September 30, 2012, information about employee stock options outstanding are as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted-average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)

$42.60	1,158	1.17	$42.60	1,158	$42.60

Had SENAO used the fair value to evaluate the options using the Black-Scholes model, the assumptions of SENAO would have been as follows:

	Stock Options Granted as of May 7, 2013	Stock Options Granted as of October 31, 2007	Stock Options Granted as of May 5, 2006

Dividends yield	—	1.49%	—
Risk-free interest rate	0.91%	2.00%	1.75%
Expected life	4.375 years	4.375 years	4.375 years
Expected volatility	36.22%	39.82%	39.63%
Weighted-average fair value of grants (NT$)	$28.72	$13.69	$5.88

b.	CHPT share-based compensation plan

CHPT granted 1,000 options to some of its employees in December 2008. Under the terms of CHPT Plan, each option entitles the holder to subscribe for one thousand common shares at $12.6 per share when exercisable. The options are valid for 5 years and based on the graded vesting schedule, two tranches of 30% of option will vest two and three years after the grant date, respectively, and the rest of 40% will vest four years after the grant date. There is exercise price adjustment formula upon the issuance of new common shares, capitalization of retained earnings and/or capital reserves, stock split, issuance of new shares in connection with mergers, issuance of global depositary receipts as well as distribution of cash dividends, except if the exercise price after adjustment exceeds the exercise price before adjustment.

For the nine months ended September 30, 2013 and 2012 information about CHPT’s outstanding stock options were as follows:

	Nine Months Ended September 30
	2013		2012
	Number of Options	Weighted- average Exercise Price (NT$)	Number of Options	Weighted- average Exercise Price (NT$)

Employee stock options

Options outstanding at beginning of the period	920	$10.00	920	$10.10
Options exercised	(810)	10.00	—	—

Options outstanding at end of the period	110	10.00	920	10.10

Options exercisable at end of the period	110	10.00	552	10.10

As of September 30, 2013, information about outstanding employee stock options is as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted-average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)

$10.00	110	0.25	$10.00	110	$10.00

As of September 30, 2012, information about outstanding employee stock options is as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted-average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)

$10.10	920	1.25	$10.10	552	$10.10

Had CHPT used the fair value to evaluate the options using the Black-Scholes model, the assumptions of CHPT would have been as follows:

Stock Options Granted as of December 31, 2008

Dividends yield	—
Risk-free interest rate	2.00%
Expected life	3.1 years
Expected volatility	20%
Weighted-average fair value of grants	$3.80

33.	NON-CASH TRANSACTIONS

For the nine months ended September 30, 2013 and 2012, the Company entered into the following non-cash investing activities:

	Nine Months Ended September 30
	2013	2012

Acquisitions in property, plant and equipment	$22,580,780	$21,971,168
Other payables	726,490	584,834

	$23,307,270	$22,556,002

34.	OPERATING LEASE ARRANGEMENTS

a.	The Company as lessee

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012

Within one year	$2,740,263	$2,837,367	$2,341,151	$2,401,085
Longer than one year but within five years	6,365,531	5,842,087	6,386,332	5,749,923
Longer than five years	1,844,273	2,046,776	2,108,116	2,036,699

	$10,950,067	$10,726,230	$10,835,599	$10,187,707

b.	The Company as lessor

The future aggregate minimum lease collection under non-cancellable operating leases are as follows:

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012

Within one year	$365,690	$429,893	$422,448	$453,561
Longer than one year but within five years	675,466	684,301	759,873	961,897
Longer than five years	171,055	99,635	91,173	117,543

	$1,212,211	$1,213,829	$1,273,494	$1,533,001

35.	CAPITAL MANAGEMENT

The Company manages its capital to ensure that entities in the Company will be able to continue as going concerns while maximising the return to stakeholders through the optimisation of the debt and equity balance.

The capital structure of the Company consists of debt of the Company and the equity attributable to the parent.

The Company is required to maintain minimum paid-in capital amounts as prescribed by the applicable laws.

The management reviews the capital structure of the Company as needed. As part of this review, the management considers the cost of capital and the risks associated with each class of capital.

According to the management’s suggestion, the Company maintains a balanced capital structure through paying cash dividends, increasing its share capital, purchasing treasury stock, proceeds from new debt or repayment of debt.

36.	FINANCIAL INSTRUMENTS

Categories of Financial Instruments

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012

Financial assets

Measured at FVTPL
Held for trading	$363	$2,994	$32,678	$6,094
Designated as at FVTPL	—	—	—	39,656
Held-to-maturity financial assets	13,612,847	16,046,290	16,986,799	14,696,192
Loans and receivables (Note a)	64,918,633	79,786,421	65,020,733	91,888,079
Available-for-sale financial assets (Note b)	5,514,189	7,996,436	8,268,739	5,316,676
Other financial assets - noncurrent	1,000,000	1,000,000	1,000,000	1,000,000

(Continued)

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012

Financial liabilities

Measured at FVTPL
Held for trading	$671	$1,959	$222	$3,987
Measured at amortized cost (Note c)	29,823,449	30,999,443	27,302,086	30,340,977

(Concluded)

Note a:	The balances included cash and cash equivalents, trade notes and accounts receivable, accounts receivable from related parties, other receivables (classified as other current monetary assets) and telecom license bid bond which were measured at amortised cost of loans and receivables.
Note b:	The balances included financial assets carried at cost which were classified as available-for-sale financial assets.
Note c:	The balances included short-term loans, trade notes and accounts payable, payables to related parties, partial other payables and long-term loans which were financial liabilities carried at amortized cost.

Fair Value Information

a.	Financial instruments that are not measured at fair value

Except for the following table, the management considered that the carrying amounts of financial instruments approximate fair values or fair values of those instruments cannot be reliably measured.

	September 30, 2013		December 31, 2012		September 30, 2012		January 1, 2012
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial assets
Held-to-maturity investments	$13,612,847	$13,657,268	$16,046,290	$17,388,425	$16,986,799	$17,388,801	$14,696,192	$14,948,770
Other financial assets - noncurrent	1,000,000	1,693,820	1,000,000	1,687,473	1,000,000	1,689,298	1,000,000	1,712,009

b.	Financial instruments measured at fair value

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

1)	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

2)	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

3)	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

September 30, 2013

	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL
Derivative financial assets	$—	$363	$—	$363

Available-for-sale financial assets
Domestic listed securities and emerging market shares
Equity investments	$3,042,355	$—	$—	$3,042,355
Foreign listed stocks
Equity investments	16,880	—	—	16,880

	$3,059,235	$—	$—	$3,059,235

Financial liabilities at FVTPL
Derivative financial assets	$—	$671	$—	$671

December 31, 2012

	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL
Derivative financial assets	$—	$2,994	$—	$2,994

Available-for-sale financial assets
Domestic listed securities and emerging market shares
Equity investments	$3,278,315	$—	$—	$3,278,315
Bond investments	—	50,207	—	50,207
Foreign listed stocks
Equity investments	9,661	—	—	9,661
Open-end mutual funds	2,190,392	—	—	2,190,392

	$5,478,368	$50,207	$—	$5,528,575

Financial liabilities at FVTPL
Derivative financial liabilities	$—	$1,959	$—	$1,959

September 30, 2012

	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL
Derivative financial assets	$—	$32,678	$—	$32,678

(Continued)

	Level 1	Level 2	Level 3	Total

Available-for-sale financial assets
Domestic listed securities
Equity investments	$3,352,337	$—	$—	$3,352,337
Bond investment	—	50,755	—	50,755
Foreign listed stocks
Equity investments	11,703	—	—	11,703
Open-end mutual funds	2,328,326	—	—	2,328,326

	$5,692,366	$50,755	$—	$5,743,121

Financial liabilities at FVTPL
Derivative financial liabilities	$—	$222	$—	$222

(Concluded)

January 1, 2012

	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL
Derivative financial assets	$—	$6,094	$—	$6,094
Convertible bonds	—	39,656	—	39,656

	$—	$45,750	$—	$45,750

Available-for-sale financial assets
Domestic listed securities
Equity investments	$528,236	$—	$—	$528,236
Bond investment	—	76,209	—	76,209
Open-end mutual funds	2,137,201	—	—	2,137,201

	$2,665,437	$76,209	$—	$2,741,646

Financial liabilities at FVTPL
Derivative financial liabilities	$—	$3,987	$—	$3,987

There were no transfers between Level 1 and 2 for the nine months ended September 30, 2013 and 2012.

c.	Valuation techniques and assumptions applied for the purposes of measuring fair value.

The fair values of financial assets and financial liabilities are determined as follows:

1)	The fair values of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market prices (includes listed stocks, emercing market stocks, convertible bonds, and open-end mutual funds). If such prices are not available, valuation techniques are adopted. Estimates and assumptions used in valuation techniques are consistent with the information used by market participants in determining the prices of financial instruments.

2)	The fair values of derivative instruments are calculated using quoted prices. Where such prices are not available, the value of the forward exchange and swap contracts were calculated based on the forward exchange rate on the maturity date quoted by the financial institutions separately. Estimates and assumptions used in valuation techniques are consistent with the information used by market participants in determining the prices of financial instruments.

3)	Other financial assets - noncurrent is a Piping Fund administered by the Taipei City Government. The fair values of the Piping fund are calculated using the proportion of the net assets held by the Company.

Financial Risk Management Objectives

The main financial instruments of the Company include equity and debt investments, accounts receivable, accounts payables and loans. The Company’s Finance Department provides services to its business units, co-ordinates access to domestic and international capital markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk (including currency risk, interest rate risk and other price risk), credit risk, and liquidity risk.

The Company seeks to minimize the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Company’s policies approved by the board of directors. Those derivatives are used to hedge the risks of exchange rate and interest rate fluctuation arising from operating or investment activities. Compliance with policies and risk exposure limits is reviewed by the Company’s Finance Department on a continuous basis. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

The Company needs to report the significant risk exposures and related action plans for the risk regularly to the audit committee and the board of directors if needed.

a.	Market risk

The Company is exposed to market risks of changes in foreign currency exchange rates and interest rates. The Company uses currency swap and forward exchange contracts to hedge the exchange rate risk arising from assets and liabilities denominated in foreign currencies.

There were no changes to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

1)	Foreign currency risk management

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012
Assets
USD	$4,800,889	$4,250,798	$5,602,103	$5,323,930
EUR	7,857	19,206	9,341	6,566
JPY	3,487	5,986	5,548	1,448
SGD	23,007	5,821	5,168	4,365
Liabilities
USD	4,935,275	3,560,547	4,645,265	4,051,055
EUR	1,358,384	1,310,892	1,350,376	1,098,504
JPY	8,224	4,838	5,148	5,156
SGD	1,908	21,055	238,825	83,416

The carrying amount of the Company’s derivatives with exchange rate risk exposures at the end of the reporting period are as follows:

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012
Assets
USD	$363	$2,994	$32,678	$6,094
Liabilities
USD	671	1,959	222	3,987

Foreign currency sensitivity analysis

The Company is mainly exposed to the fluctuations of the currencies listed above.

The following table details the Company’s sensitivity to a 5% increase and decrease in the functional currency against the relevant foreign currencies. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items, currency swaps and forward foreign exchange contracts, and adjusts their translation at the period end for a 5% change in foreign currency rates. A positive/negative number below indicates an increase/decrease in profit where the functional currency weakens 5% against the relevant currency.

	Nine Months Ended September 30
	2013	2012
Profit or loss
Monetary assets and liabilities (a)
USD	$(6,719)	$47,842
EUR	(67,526)	(67,052)
JPY	(237)	20
SGD	1,055	(11,683)
Derivatives (b)
USD	25,430	107,249

a)	This is mainly attributable to the exposure outstanding on foreign currency denominated receivables and payables in the Company at the end of the reporting period.
b)	This is mainly attributable to the swaps and forward foreign exchange contracts.

For a 5% strengthening of the functional currency against the relevant currencies, there would be a comparable impact on the profit, and the balances above would be negative.

2)	Interest rate risk

The carrying amount of the Company’s exposures to interest rates on financial assets and financial liabilities are as follows:

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012
Fair value interest rate risk
Financial assets	$29,889,542	$47,127,489	$33,782,501	$62,467,987
Financial liabilities	1,055,222	115,845	153,489	178,840
Cash flow interest rate risk
Financial assets	6,038,978	5,445,262	4,708,405	4,403,225
Financial liabilities	1,720,000	2,054,000	1,660,000	1,656,419

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the end of the reporting period. A 25 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s profit for the nine months ended September 30, 2013 would increase/decrease by $10,797 thousand. This is mainly attributable to the Company’s exposure to floating rates on its financial instruments and short-term and long-term loans.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s profit for the nine months ended September 30, 2012 would increase/decrease by $7,621 thousand. This is mainly attributable to the Company’s exposure to floating rates on its financial assets and short-term and long-term borrowings; and other comprehensive income for the nine months ended September 30, 2012 would decrease/increase by $92 thousand, mainly as a result of the changes in the fair value of available-for-sale fixed rate instruments.

3)	Other price risks

The Company is exposed to equity price risks arising from equity investments. Equity investments are held for strategic rather than trading purposes. The management managed the risk through holding various risk portfolios. Further, the Company assigned finance and investment departments to monitor the price risk.

Equity price sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risks of listed equity securities at the end of the reporting period.

If equity prices of listed equity securities had been 5% higher/lower:

Other comprehensive income before tax would increase/decrease by $152,152 thousand as a result of the changes in fair value of available-for-sale assets for the nine months ended September 30, 2013.

Other comprehensive income before tax would increase/decrease by $280,372 thousand as a result of the changes in fair value of available-for-sale assets for the nine months ended September 30, 2012.

b.	Credit risk management

Credit risk refers to the risk that a counterparty would default on its contractual obligations resulting in financial loss to the Company. The maximum credit exposure of the aforementioned financial instruments is equal to their carrying amounts recognized in consolidated balance sheet as of the balance sheet date.

The Company serves a large consumer base, and the concentration of credit risk was limited.

c.	Liquidity risk management

The Company manages and contains sufficient cash and cash equivalent position to support the operations and reduce the impact on fluctuation of cash flow.

1)	Liquidity and interest risk tables

The following tables detailed the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company is required to pay.

	Weighted Average Effective Interest	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total

September 30, 2013

Non-derivative financial liabilities
Non-interest bearing	—	$35,507,361	$—	$—	$—	$35,507,361
Floating interest rate instruments	1.18%	—	10,000	10,000	1,700,000	1,720,000
Fixed interest rate instruments	1.35%	170,000	882,682	5,100	—	1,057,782

		$35,677,361	$892,682	$15,100	$1,700,000	$38,285,143

December 31, 2012

Non-derivative financial liabilities
Non-interest bearing	—	$40,444,663	$—	$7,884	$—	$40,452,547
Floating interest rate instruments	1.32%	4,000	—	—	2,050,000	2,054,000
Fixed interest rate instruments	1.75%	48,372	—	67,473	—	115,845

		$40,497,035	$—	$75,357	$2,050,000	$42,622,392

September 30, 2012

Non-derivative financial liabilities
Non-interest bearing	—	$34,801,015	$—	$—	$—	$34,801,015
Floating interest rate instruments	1.13%	—	—	10,000	1,650,000	1,660,000
Fixed interest rate instruments	1.48%	115,000	5,000	33,489	—	153,489

		$34,916,015	$5,000	$43,489	$1,650,000	$36,614,504

January 1, 2012

Non-derivative financial liabilities
Non-interest bearing	—	$41,352,592	$—	$2,585	$—	$41,355,177
Floating interest rate instruments	1.10%	5,000	1,419	600,000	1,050,000	1,656,419
Fixed interest rate instruments	1.72%	90,840	79,628	—	8,372	178,840

		$41,448,432	$81,047	$602,585	$1,058,372	$43,190,436

The following table detailed the Company’s liquidity analysis for its derivative financial instruments. The table has been drawn up based on the undiscounted contractual net cash inflows and outflows on derivative instruments that settle on a net basis and the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total

September 30, 2013

Gross settled

Forward exchange contracts
Inflow	$509,561	$—	$—	$—	$509,561
Outflow	509,869	—	—	—	509,869

	$(308)	$—	$—	$—	$(308)

December 31, 2012

Gross settled

Currency swap contracts
Inflow	$726,370	$1,194,098	$—	$—	$1,920,468
Outflow	727,214	1,192,487	—	—	1,919,701

	$(844)	$1,611	$—	$—	$767

Forward exchange contracts
Inflow	$154,572	$—	$—	$—	$154,572
Outflow	154,304	—	—	—	154,304

	$268	$—	$—	$—	$268

September 30, 2012

Gross settled

Currency swap contracts
Inflow	$1,308,313	$658,936	$—	$—	$1,967,249
Outflow	1,289,913	644,943	—	—	1,934,856

	$18,400	$13,993	$—	$—	$32,393

Forward exchange contracts
Inflow	$211,774	$—	$—	$—	$211,774
Outflow	211,711	—	—	—	211,711

	$63	$—	$—	$—	$63

January 1, 2012

Net settled

Index future contracts	$277	$(526)	$—	$—	$(249)

Gross settled

Currency swap contracts
Inflow	$940,676	$937,438	$—	$—	$1,878,114
Outflow	938,492	937,193	—	—	1,875,685

	$2,184	$245	$—	$—	$2,429

Forward exchange contracts
Inflow	$59,565	$—	$—	$—	$59,565
Outflow	59,638	—	—	—	59,638

	$(73)	$—	$—	$—	$(73)

2)	Financing facilities

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012

Unsecured bank loan facility
Amount used	$1,045,000	$511,473	$530,000	$475,000
Amount unused	7,284,280	8,638,527	8,270,000	8,525,000

	$8,329,280	$9,150,000	$8,800,000	$9,000,000

Secured bank loan facility
Amount used	$1,730,222	$2,050,000	$1,650,000	$1,651,419
Amount unused	669,778	600,000	—	—

	$2,400,000	$2,650,000	$1,650,000	$1,651,419

37.	RELATED PARTIES TRANSACTIONS

The ROC Government, one of Chunghwa’s customers held significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, Internet and data and other services to the various departments and institutions of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of transactions were not collected by Chunghwa. Chunghwa believes that all costs of doing business are reflected in the consolidated financial statements:

a.	The Company engages in business transactions with the following related parties:

Company	Relationship

Taiwan International Standard Electronics Co., Ltd. (“TISE”)	Associate
So-net Entertainment Taiwan Co., Ltd. (“So-net”)	Associate
Skysoft Co., Ltd. (“SKYSOFT”)	Associate
KingWaytek Technology Co., Ltd. (“KWT”)	Associate
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	Associate
Viettel-CHT Co., Ltd. (“Viettel”)	Associate
Huada Digital Corporation (“HDD”)	Jointly controlled entity
International Integrated System, Inc. (“IISI”)	Associate
Senao Networks, Inc. (“SNI”)	Associate of SENAO
HopeTech Technologies Limited (“HopeTech”)	Associate of SIS
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	Associate
Other related parties
Chunghwa Telecom Foundation (“CTF”)	A nonprofit organization of which the funds donated by Chunghwa exceeds one third of its total funds
Senao Technical and Cultural Foundation (“STCF”)	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Sochamp Technology Co., Ltd. (“Sochamp”)	Investor of significant influence over CHST
United Daily News Co., Ltd. (“UDN)	Investor of significant influence over SFD

(Continued)

Company	Relationship

E-Life Mall Co., Ltd.	One of the directors of E-Life Mall and a director of SENAO are members of an immediate family
Cheng Fong Investment Co., Ltd.	The chairman of the board of directors of Cheng Fong is the general manager of SENAO.

(Concluded)

b.	Terms of the foregoing transactions with related parties were not significantly different from transactions with non-related parties. When no similar transactions with non-related parties can be referenced, terms were determined in accordance with mutual agreements.

1)	Operating transactions

	Sales
	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2012	2012

Associates	$73,439	$55,381	$266,863	$299,409

Jointly controlled entities	$995	$993	$2,987	$2,305

Others	$29,285	$1,741	$40,389	$2,436

	Purchases
	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2012	2012

Associates	$350,958	$274,850	$1,022,966	$897,452

Jointly controlled entities	$—	$—	$571	$—

Others	$8,374	$48,981	$60,957	$57,603

2)	Non-operating transactions

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2012	2012

Associates	$7,916	$6,347	$24,046	$24,108

Others	$(19)	$—	$86	$—

3)	Receivables

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012

Associates	$48,081	$43,822	$27,726	$34,064
Jointly controlled entities	1	19	23	—
Others	283	96	466	—

	$48,365	$43,937	$28,215	$34,064

4)	Payables

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012

Associates	$460,588	$832,957	$471,623	$783,688
Jointly controlled entities	—	—	—	—
Others	5,680	4,373	5,420	4,459

	$466,268	$837,330	$477,043	$788,147

5)	Customers’ deposits

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012

Associates	$1,863	$2,695	$2,448	$2,005

6)	Acquisition of property, plant and equipment

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012

Associates	$181,706	$61,724	$951,550	$442,754

The above amount is mainly attributable to telecommunications equipment bought from TISE.

Chunghwa entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is for 15 years which should start from the official operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SG$260,723 thousand), including a prepayment of $3,067,711 thousand, and the rest of amount should be paid annually when ST-2 satellite starts its official operation. ST-2 satellite was launched in May 2011, and began its official operation in August 2011. The total rental expense for the three months ended September 30, 2013 was $100,379 thousand, which consisted of an offsetting credit of the prepayment of $51,099 thousand and an additional accrual of $49,280 thousand. The total rental expense for the nine months ended September 30, 2013 was $306,871 thousand, which consisted of an offsetting credit of the prepayment of $154,872 thousand and an additional accrual of $151,999 thousand. The prepayment was $2,623,111 thousand (classified as prepaid rents-current $204,398 thousand, and prepaid rents - noncurrent $2,418,713 thousand) as of September 30, 2013.

c.	Compensation of key management personnel

The remuneration of directors and members of key management personnel for the nine months and three months ended September 30, 2013 were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012

Short-term benefits	$59,768	$60,296	$199,216	$185,915
Post-employment benefits	1,724	837	2,870	2,711
Share-based payment	3,624	—	4,980	—

	$65,116	$61,133	$207,066	$188,626

The remuneration of directors and key executives is determined by the compensation committee having regard to the performance of individual and market trends.

38.	PLEDGED ASSETS

The following assets are pledged as collaterals for long-term bank loans and contract deposits.

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012

Property, plant and equipment, net	$2,675,787	$2,693,863	$2,705,302	$2,736,212
Land held for development	1,998,733	1,998,733	—	—
Restricted assets	10,000	10,000	19,906	9,033

	$4,684,520	$4,702,596	$2,725,208	$2,745,245

39.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

At the balance sheet date, the Company’s remaining commitments under non-cancelable contracts with various parties, excluding those disclosed in other notes, were as follows:

a.	Acquisitions of land and buildings of $4,069,411 thousand as of September 30, 2013.

b.	Acquisitions of telecommunications equipment of $22,411,874 thousand as of September 30, 2013.

c.	Unused letters of credit of $221,770 thousand as of September 30, 2013.

d.	Contract to print billing, envelopes and marketing gifts of $45,360 thousand as of September 30, 2013.

e.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as other monetary assets - noncurrent). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government.

40.	EXCHANGE RATE INFORMATION OF FOREIGN FINANCIAL ASSETS AND LIABILITIES

The significant information of foreign-currency financial assets and liabilities as below:

	September 30, 2013			September 30, 2012
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Financial assets

Monetary items
Cash
USD	$16,388	29.57	$484,588	$16,751	29.30	$490,719
EUR	93	39.92	3,707	117	37.89	4,443
JPY	8,235	0.30	2,487	14,677	0.38	5,548
SGD	874	23.54	20,580	213	23.92	5,089
Accounts receivable
USD	145,969	29.57	4,316,301	174,480	29.30	5,111,384
EUR	106	39.92	4,150	129	37.89	4,898
JPY	3,310	0.30	1,000	—	0.38	—
SGD	103	23.54	2,427	3	23.92	79

(Continued)

	September 30, 2013			September 30, 2012
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)

Non-monetary items
Available-for-sale financial assets
USD	$20,000	29.57	$591,400	$74,847	29.30	$2,193,024
Investments accounted for using equity method
USD	607	29.57	17,943	1,029	29.30	30,152
SGD	28,201	23.54	663,852	22,920	23.92	548,243

Financial liabilities

Monetary items
Payable to suppliers
USD	166,901	29.57	4,935,275	158,568	29.30	4,645,265
EUR	34,028	39.92	1,358,384	35,639	37.89	1,350,376
JPY	27,233	0.30	8,224	13,620	0.38	5,148
SGD	81	23.54	1,908	9,984	23.92	238,825

(Concluded)

	December 31, 2012			January 1, 2012
	Foreign Currencies	Exchange Rate	New Taiwan Dollars	Foreign Currencies	Exchange Rate	New Taiwan Dollars

Financial assets

Monetary items
Cash
USD	$9,675	29.04	$280,968	$12,156	30.28	$368,034
EUR	366	38.49	14,073	78	39.18	3,075
JPY	15,647	0.34	5,257	188	0.39	73
SGD	233	23.76	5,539	183	23.31	4,261
Accounts receivable
USD	136,702	29.04	3,969,830	163,696	30.28	4,955,896
EUR	133	38.49	5,133	89	39.18	3,491
JPY	2,170	0.34	729	3,518	0.39	1,375
SGD	12	23.76	282	4	23.31	104
Non-monetary items
Available-for-sale financial assets
USD	75,517	29.04	2,193,024	68,243	30.28	2,066,398
Investments accounted for using equity method
USD	1,046	29.04	30,376	710	30.28	21,668
SGD	22,798	23.76	541,672	19,827	23.31	462,161

Financial liabilities

Monetary items
Accounts payable
USD	122,608	29.04	3,560,547	133,808	30.28	4,051,055
EUR	34,058	38.49	1,310,892	28,037	39.18	1,098,504
JPY	14,399	0.34	4,838	13,186	0.39	5,156
SGD	886	23.76	21,055	3,579	23.31	83,416

41.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for the Company:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: Please see Table 1.

c.	Marketable securities held: Please see Table 2.

d.	Marketable securities acquired and disposed of at costs or prices at least $100 million or 20% of the paid-in capital: Please see Table 3.

e.	Acquisition of individual real estate at costs of at least $100 million or 20% of the paid-in capital: None.

f.	Disposal of individual real estate at prices of at least $100 million or 20% of the paid-in capital: None.

g.	Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 4.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 5.

i.	Names, locations, and other information of investees on which the Company exercises significant influence: Please see Table 6.

j.	Financial transactions: Please see Notes 7 and 36.

k.	Investment in Mainland China: Please see Table 7.

l.	Intercompany relationships and significant intercompany transaction: Please see Table 8.

42.	SEGMENT INFORMATION

The Company has five reportable segments that provide different products or services. Segment information is provided to the board of directors and CEO who allocate resources and assess segment performance. The Company’s reportable segments are as follows:

a.	Domestic fixed communications business - the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

b.	Mobile communications business - the provision of mobile services, sales of mobile handsets and data cards, and related services;

c.	Internet business - the provision of HiNet services and related services;

d.	International fixed communications business - the provision of international long distance telephone services and related services;

e.	Others - the provision of non-Telecom services, and the corporate related items not allocated to reportable segments.

Segment Revenue and Operating Results

Analysis by reportable segment of revenue and operating results of continuing operations are as follows:

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total

Three months ended September 30, 2013

Revenue
From external customers	$17,971,391	$27,527,387	$6,728,941	$3,965,089	$530,496	$56,723,304
Intersegment revenues	4,412,930	1,406,005	1,112,389	537,384	321,884	7,790,592

Segment revenues	$22,384,321	$28,933,392	$7,841,330	$4,502,473	$852,380	64,513,896

Intersegment elimination						(7,790,592)

Consolidated revenues						$56,723,304

Segment income before income tax	$3,817,814	$6,895,038	$2,472,604	$313,976	$(428,766)	$13,070,666

Nine months ended September 30, 2013

Revenue
From external customers	$54,205,670	$82,299,153	$18,938,311	$11,806,430	$1,928,689	$169,178,253
Intersegment revenues	13,705,395	4,203,446	3,060,157	1,520,651	715,243	23,204,892

Segment revenues	$67,911,065	$86,502,599	$21,998,468	$13,327,081	$2,643,932	192,383,145

Intersegment elimination						(23,204,892)

Consolidated revenues						$169,178,253

Segment income before income tax	$13,137,625	$18,218,308	$7,077,564	$823,005	$(1,582,966)	$37,673,536

Three months ended September 30, 2012

Revenue
From external customers	$19,060,240	$24,878,807	$6,050,957	$3,857,108	$1,437,495	$55,284,607
Intersegment revenues	4,168,800	1,697,420	704,766	541,203	346,798	7,458,987

Segment revenues	$23,229,040	$26,576,227	$6,755,723	$4,398,311	$1,784,293	62,743,594

Intersegment elimination						(7,458,987)

Consolidated revenues						$55,284,607

Segment income before income tax	$3,661,759	$7,018,696	$2,069,987	$341,683	$(34,388)	$13,057,737

Nine months ended September 30, 2012

Revenue
From external customers	$56,842,336	$75,195,324	$18,237,420	$11,369,508	$3,524,390	$165,168,978
Intersegment revenues	12,343,819	4,943,328	2,137,568	1,690,932	818,008	21,933,655

Segment revenues	$69,186,155	$80,138,652	$20,374,988	$13,060,440	$4,342,398	187,102,633

Intersegment elimination						(21,933,655)

Consolidated revenues						$165,168,978

Segment income before income tax	$11,478,606	$20,279,911	$6,645,615	$986,783	$(604,454)	$38,786,461

43.	DISCLOSURE FOR FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

a.	Basis of the preparation of financial information under Taiwan-IFRSs

As the basis of the preparation, the Company complied with IFRS 1 “First-time adoption of International Financial Reporting Standards” in addition to the significant accounting policies stated in Note 3 to prepare the consolidated financial statements as of and for the nine months ended September 30, 2013.

b.	Based on IFRS 1 “First-time adoption of International Financial Reporting Standards”, when the Company first adopts Taiwan-IFRSs, the Company should apply the Taiwan-IFRSs to establish its accounting policies, to prepare its financial statements and make required adjustments retroactively to the transition date (January 1, 2012). IFRS 1 provided several optional exemptions. The main exemptions adopted by the Company were discussed as follows:

1)	Business combination

The Company elected not to apply IFRS 3 retrospectively to business combinations which occurred on or before December 31, 2011.

2)	Share-based payment transactions

The Company elected not to apply IFRS 2 retrospectively to the share-based payment transactions which were granted and vested on or before December 31, 2011.

3)	Deemed costs

The Company elected to measure its revalued land at the date of transition to Taiwan-IFRSs at its revalued amount determined under ROC GAAP as its deemed cost. The other property, plant and equipment, investment properties and intangible assets were measured under a cost model under Taiwan-IFRSs.

4)	Employee benefits

The Company elected to recognize all unrecognized cumulative actuarial gains and losses as retained earnings as of January 1, 2012.

The impacts of the aforementioned optional exemptions were included in the following part d of “explanation for the adjustments of Taiwan-IFRSs transition”.

c.	Impacts after transition to Taiwan-IFRSs

Except for the following tables, please refer to Note 43 to the consolidated financial statement as of and for the three months ended March 31, 2013 for impacts on the consolidated financial statements after transition to Taiwan-IFRSs.

The impacts on the consolidated balance sheet and the consolidated statements of comprehensive income after transition to Taiwan-IFRSs are as follows:

1)	Reconciliation of consolidated balance sheet as of September 30, 2012

		Adjustments
ROC GAAP		Differences in Recognitions and Measurements	Differences in Presentations	IFRSs
Items	Amount			Amount	Items	Notes

Current assets	$84,992,991	$—	$(923,376)	$84,069,615	Current assets	4), 13)
Investments accounted for using equity method	2,687,936	(9,599)	—	2,678,337	Investments accounted for using equity method	10), 12)
Financial assets carried at cost	2,616,087	—	(90,469)	2,525,618	Financial assets carried at cost	13)
Available-for-sale financial assets	3,261,868	—	90,469	3,352,337	Available-for-sale financial assets	13)
Held-to-maturity financial assets	14,005,461	—	—	14,005,461	Held-to-maturity financial assets
Other monetary assets	1,000,000	—	(1,000,000)	—		13)
Property, plant and equipment	299,809,041	—	(6,326,261)	293,482,780	Property, plant and equipment	1), 2), 13)
	—	—	7,812,704	7,812,704	Investment properties	1), 2)
Intangible assets	5,872,131	(64,553)	36,465	5,844,043	Intangible assets	13)
Other assets	7,605,886	482,392	439,929	8,528,207	Other noncurrent assets	1), 2), 4), 5), 6), 13)

Total	$421,851,401	$408,240	$39,461	$422,299,102	Total

(Continued)

		Adjustments
ROC GAAP		Differences in Recognitions and Measurements	Differences in Presentations	IFRSs
Items	Amount			Amount	Items	Notes

Current liabilities	$48,936,714	$402,904	$(942,416)	$48,397,202	Current liabilities	7), 8)
Noncurrent liabilities	11,068,608	2,423,272	1,076,863	14,568,743	Noncurrent liabilities	4), 5), 6), 7), 8)
Reserve for land value incremental tax	94,986	—	(94,986)	—		4)

Total liabilities	60,100,308	2,826,176	39,461	62,965,945	Total liabilities

Common stock	77,574,465	—	—	77,574,465	Common stock
Additional paid-in capital	169,542,532	20,618,636	—	190,161,168	Additional paid-in capital	6), 11), 12)
Retained earnings	104,462,712	(17,278,139)	—	87,184,573	Retained earnings	3), 5), 6), 7), 8), 10), 11), 12)
Other adjustments	5,964,503	(5,724,796)	—	239,707	Other adjustments	3), 6), 10)

Total equity attributable to stockholders of the parent	357,544,212	(2,384,299)	—	355,159,913	Total equity attributable to shareholders of the parent
Minority interests in subsidiaries	4,206,881	(33,637)	—	4,173,244	Noncontrolling interests	5), 6), 10), 11)

Total stockholders’ equity	361,751,093	(2,417,936)	—	359,333,157	Total shareholders’ equity

Total	$421,851,401	$408,240	$39,461	$422,299,102	Total

(Concluded)

2)	Reconciliation of consolidated statement of comprehensive income for the nine months ended September 30, 2012

		Adjustments
ROC GAAP		Differences in Recognitions and Measurements	Differences in Presentations	IFRSs
Items	Amount			Amount	Items	Notes

Net revenues	$164,008,760	$1,160,218	$—	$165,168,978	Revenues	7), 8), 9)
Operating costs	(104,375,603)	(326,247)	(852)	(104,702,702)	Operating costs	6), 7), 9), 14)

Gross profits	59,633,157	833,971	(852)	60,466,276	Gross profit
Operating expenses	(21,759,339)	41,630	28,772	(21,688,937)	Operating expenses	6), 7), 9), 11), 14)
	—	—	(1,266,280)	(1,266,280)	Other income and expense	14)

Income from operations	37,873,818	875,601	(1,238,360)	37,511,059	Income from operations
Non-operating income and losses	9,421	(450)	1,266,431	1,275,402	Non-operating income and expenses	3), 10), 12), 14)

Income before income tax	37,883,239	875,151	28,071	38,786,461	Income before income tax
Income tax expense	(6,066,681)	(97,971)	(28,071)	(6,192,723)	Income tax expenses	5), 14)

Consolidated net income	$31,816,558	$777,180	$—	32,593,738	Net income

				(41,282)	Exchange differences arising from the translation of the foreign operations
				246,505	Unrealized gain on available-for-sale financial assets
				13	Share of other comprehensive income of associates and jointly controlled entities accounted for using equity method

				205,236	Total other comprehensive income

				$32,798,974	Total comprehensive income

3)	Reconciliation of consolidated statement of comprehensive income for three months ended September 30, 2012

		Adjustments
ROC GAAP		Differences in Recognitions and Measurements	Differences in Presentations	IFRSs
Items	Amount			Amount	Items	Notes

Net revenues	$54,402,889	$881,718	$—	$55,284,607	Revenues	7), 8), 9)
Operating costs	(34,280,725)	(326,889)	(295)	(34,607,909)	Operating costs	6), 7), 9), 14)

Gross profits	20,122,164	554,829	(295)	20,676,698	Gross profit
Operating expenses	(8,023,223)	(18,253)	8,563	(8,032,913)	Operating expenses	6), 7), 9), 11) 14)
	—		(9,457)	(9,457)	Other income and expense	14)

Income from operations	12,098,941	536,576	(1,189)	12,634,328	Income from operations
Non-operating income and losses	412,720	1,232	9,457	423,409	Non-operating income and expenses	3), 10), 12), 14)

Income before income tax	12,511,661	537,808	8,268	13,057,737	Income before income tax
Income tax expense	(2,042,946)	(34,318)	(8,268)	(2,085,532)	Income tax expenses	5), 14)

Consolidated net income	$10,468,715	$503,490	$—	10,972,205	Net income

(Continued)

Adjustments
ROC GAAP		Differences in Recognitions and Measurements	Differences in Presentations	IFRSs
Items	Amount			Amount	Items	Notes

				$(21,253)	Exchange differences arising from the translation of the foreign operations
				(306,033)	Unrealized gain on available-for-sale financial assets
				(1,886)	Share of other comprehensive income of associates and jointly controlled entities accounted for using equity method

				(329,172)	Total other comprehensive income

				$10,643,033	Total comprehensive income

(Concluded)

d.	Explanation for the adjustments of Taiwan-IFRSs transition:

1)	Classification of investment properties

Under ROC GAAP, properties for lease were classified as property, plant and equipment and other assets; after transitions to Taiwan-IFRSs, owned-property for either rental revenue or capital appreciation should be classified as investment properties.

On September 30, 2012, the assets that met definitions of investment properties under IAS 40 “Investment Property” were reclassified from property, plant and equipment of $7,353,602 thousand, and other assets - idle assets of $459,102 thousand, to investment properties. The total amount of reclassification was $7,812,704 thousand.

2)	Classification of leased assets and idle assets

Under ROC GAAP, leased and idle assets were classified as other assets; after the transition to Taiwan-IFRSs, leased and idle assets were reclassified to property, plant and equipment or investment properties based on the nature of these assets.

The Company reclassified leased assets to property, plant and equipment and the amounts were $392,253 thousand as of September 30, 2012. Except for the abovementioned Item 1) which discussed the reclassification from idle assets to investment properties, the Company reclassified the remaining idle assets to property, plant and equipment amounting to $422,168 thousand as of September 30, 2012.

3)	Deemed costs of property, plant and equipment

The Company elected to apply the optional exemption in IFRS 1. The management measured land (classified as property, plant and equipment and investment properties under Taiwan-IFRSs) at its revalued amount, which was the carrying value under ROC GAAP, as deemed costs. As such, on January 1, 2012, the Company reclassified the unrealized revaluation increment (classified as stockholders’ equity) to retained earnings at the amount of $5,762,753 thousand. This reclassification did not affect total equity amount. The unrealized revaluation increment costs reclassified to retained earnings decreased by nil and $117 thousand, due to the partial disposal on revalued land; and decreased by nil and $2,054 thousand due to impairment loss, for the three months and nine months ended September 30, 2012, respectively. As a result, the carrying value of property, plant and equipment was $5,760,582 thousand as of September 30, 2012. Gain on disposal decreased by nil and $117 thousand, and impairment loss increased by nil and $2,054 thousand, for the three months and nine months ended September 30, 2012, respectively.

4)	Classification of deferred income tax asset and liability, and valuation allowance

Under ROC GAAP, a deferred income tax asset and liability should be classified as current and noncurrent in accordance with the classification of its related asset or liability. When a deferred income tax asset and liability does not relate to an asset or liability, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled. However, under Taiwan-IFRSs, a deferred income tax asset and liability should be classified as noncurrent, and could not be offset. Deferred income tax assets and liabilities are offset on the balance sheet when the entity has the legally enforceable right to offset current tax assets against current tax liabilities and they are levied by the same taxation authority on the same entity.

Under ROC GAAP, if it is more likely than not that deferred income tax assets will not be realized, the valuation allowances are provided to the extent. However, under Taiwan-IFRSs, deferred income tax assets are only recognized when it is more likely than not to be realized, and the valuation allowance is not used under Taiwan-IFRSs.

Based on the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, the reserve for land value incremental tax caused by revaluation of land is classified as long-term liabilities. Under Taiwan-IFRSs, if the Company elects to apply the IFRS 1 exemption and measure the revalued land using the carrying amount determined under ROC GAAP as its deemed cost, the related reserve for land value incremental tax should be classified as deferred income tax liabilities.

The Company reclassified its deferred income tax assets - current to noncurrent assets and the amounts was $106,808 thousand as of September 30, 2012. Further, deferred income tax liabilities, which were netted with deferred income tax assets under ROC GAAP, were reversed. As a result of such reversal, deferred income tax liabilities - noncurrent and deferred income tax assets - noncurrent increased by $39,461 thousand and reserve for land value incremental tax of $94,986 thousand was also reclassified as deferred income tax liabilities - noncurrent under Taiwan-IFRSs.

5)	Income tax

Based on IAS 12 “Income Taxes”, the income tax adjustments as a result of the transition to Taiwan-IFRSs are as follows: Deferred income tax assets increased by $498,266 thousand as of September 30, 2012; retained earnings increased by $489,685 thousand as of September 30, 2012; noncontrolling interests increased by $8,615 thousand as of September 30, 2012. Deferred income tax liabilities decreased by $34 thousand as of September 30, 2012. For the three months ended September 30, 2012, due to the adjustment of deferred income tax assets and deferred income tax liabilities (decreased by $34,523 thousand in deferred tax assets and decreased by $205 thousand in deferred income tax liabilities), income tax expense increased by $34,318 thousand. For the nine months ended September 30, 2012, due to the adjustment of deferred income tax assets and deferred income tax liabilities (decreased by $98,005 thousand in deferred tax assets and decreased by $34 thousand in deferred income tax liabilities), income tax expense increased by $97,971 thousand.

6)	Employee benefits

Under ROC GAAP, net transaction obligation that was resulted from the first time adoption of SFAS No. 18, “Pension” should be amortized on a straight-line basis over the average remaining service life of active plan participants and recognized as net periodic pension cost. After the transition to Taiwan-IFRSs, transitional rules in IAS 19, “Employee Benefits” was not applicable, thus the related amounts of net transaction obligation should be recognized at once and adjusted in retain earnings.

Under ROC GAAP, actuarial gains (losses) are recognized based on the corridor approach and the amounts are amortized over the average remaining service life of active plan participants. However, under Taiwan-IFRSs, the Company elected to recognize pension gains arising from defined benefit plans as other comprehensive income immediately and subsequent reclassification to earnings is not permitted.

As a result of the aforementioned adjustments, other liabilities increased by $1,545,852 thousand as of September 30, 2012; other noncurrent assets decreased by $15,874 thousand as of September 30, 2012; retained earnings decreased by $1,511,436 thousand as of September 30, 2012; unrecognized net losses of pension decreased by $215 thousand as of September 30, 2012; noncontrolling interests decreased by $50,505 thousand as of September 30, 2012. For the three months ended September 30, 2012, pension cost was decreased by $668 thousand which increased $42 thousand in operating costs and decreased $710 thousand in operating expenses. For the nine months ended September 30, 2012, pension cost was decreased by $2,003 thousand which increased $127 thousand in operating costs and decreased $2,130 thousand in operating expenses.

In addition, prior to Chunghwa’s privatization in 2005, the pension contributions were made according to the relevant regulations. After privatization, the pension obligations of retained employees that were civil employees and retired employees entitled to receive future monthly pension payments prior to privatization based on the “Labor Pension Act”, “Act of Privatization of Government-Owned Enterprises”, and “Enforcement Rules of Statute of Privatization of Government-Owned Enterprises” were borne by the government. The settlement impact upon privatization of $20,648,078 thousand derived according to the actuarial report under IAS 19 shall be retroactively adjusted from retained earnings to additional paid-in capital - privatization at the date of transition to Taiwan-IFRSs.

7)	Award credits (often known as “points”)

Under ROC GAAP, there’s no relevant guidance regarding award credits. After the transition to Taiwan-IFRSs, Chunghwa applied IFRIC 13, “Customer Royalty Program” retroactively. The award credit should be measured at its fair value and defer the recognition of revenue. When the customers redeem the points, the related revenues and costs shall be recognized. Such guidance replaced Chunghwa’s accounting policy that Chunghwa used to accrue expenses when the award credits were granted.

Accrued award credits liabilities (classified as other current liabilities) decreased by $130,340 thousand as of September 30, 2012; deferred award credits revenue (classified as noncurrent liabilities - deferred revenue) increased by $67,471 thousand as of September 30, 2012; retained earnings increased by $62,869 thousand as of September 30, 2012. The revenue decreased by $14,514 thousand, the marketing expenses decreased by $27,647 thousand and the operating cost increased by $7,372 thousand for the three months ended September 30, 2012. The revenue decreased by $43,229 thousand, the marketing expenses decreased by $81,415 thousand and the operating cost increased by $21,111 thousand for the nine months ended September 30, 2012.

8)	Recognition of revenue from providing fixed line connection service

Prior to privatization, the Company was subject to the laws and regulations applicable to state-owned enterprises in Taiwan which differed from ROC GAAP as applicable to commercial companies. As such, the Company recorded revenue from providing fixed line connection service upon the receipt of connection fees. Under Taiwan-IFRSs, following the revenue recognition guidance, the above service revenue should be treated as deferred income and recognized over the time when the service is continuously provided.

Chunghwa retrospectively adjusted the deferred income of $1,419,419 thousand as of September 30, 2012, by decreasing retained earnings and increasing the deferred revenue from providing fixed line connection service ($533,244 thousand was classified as other current liabilities; $886,175 thousand was classified as noncurrent liabilities - deferred revenue as of September 30, 2012). For the three months ended September 30, 2012, revenue from providing fixed line connection service increased by $133,311 thousand. For the nine months ended September 30, 2012, revenue from providing fixed line connection service increased by $506,397 thousand.

9)	Recognition of construction contract revenue

The construction contracts did not meet the criteria in IFRIC 15 “Agreements for the construction of Real Estate”; therefore IAS 11 “Construction Contracts” does not apply. The Company could only recognize the revenues when the projects are completed and sold out based on IAS 18, “Revenue”. Due to the reasons mentioned above, the Company reversed the revenue that was recognized based on percentage completion method, and recognize the related revenue, cost and expense when the project is completed in 2012.

The construction revenue increased by $762,921 thousand, the construction cost increased by $319,475 thousand and the marketing expenses increased by $48,153 thousand for the three months ended September 30, 2012. The construction revenue increased by $697,050 thousand, the construction cost increased by $305,009 thousand and the marketing expenses increased by $44,516 thousand for the nine months ended September 30, 2012.

10)	Equity method investments

Associates and jointly controlled entities are accounted for using equity method upon the Company’s transition to Taiwan-IFRSs, the main adjustment includes employee benefit and share-based payments, etc. As a result, long-term investments decreased by $9,330 thousand as of September 30, 2012; retained earnings decreased by $39,858 thousand as of September 30, 2012; unrecognized net loss of pension decreased by $35,571 thousand as of September 30, 2012; noncontrolling interests decreased by $5,043 thousand as of September 30, 2012. Investment income from associates and jointly controlled entities that accounted for using equity method increased by $1,232 thousand for the three months ended September 30, 2012 and increased by $609 thousand for the nine months ended September 30, 2012, respectively.

11)	Share-based payment transactions

Part of the employee stock options granted by a subsidiary was not vested on the transition date. Therefore, the subsidiary should apply IFRS 2, “Share-based Payment” retroactively. Under Taiwan-IFRSs, paid-in capital - employee stock option recognized by subsidiary does not belong to the equity attributable to parent company, instead it should be accounted as noncontrolling interests. As of September 30, 2012, retained earnings decreased by $426 thousand, additional paid-in capital reported by equity-method investees decreased by $1,231 thousand and noncontrolling interests increased by $1,657 thousand. For the three months and nine months ended September 30, 2012, the compensation cost under general and administrative expense both decreased by $1,543 thousand and $2,601 thousand.

12)	Subscription of associates/subsidiaries new shares and adjustments of paid-in capital reported related to equity-method investees

When an investee issues new shares and existing shareholders do not subscribe to the new shares at their respective proportion in share holdings, this would result in changes in the investor’s shareholdings of the equity method investee. According to SFAS No. 5 “Long-term Investments under Equity Method” under ROC GAAP, as there are changes in the net assets value of the equity method investee attributable to the investor, the investor shall reflect such changes by adjusting additional paid-in capital and long-term investments. However, under Taiwan-IFRSs, if the changes do not cause the investor to lose significant influence over associates, the change shall be treated as a deemed disposal with the related gain or loss recognized in earnings. If the changes do not cause the investor to lose control over subsidiaries, the change shall be treated as equity transactions. In addition, the Company complied with the Taiwan-IFRSs FAQs published by the Taiwan Stock Exchange, and reclassified the paid-in capital which did not meet the definitions under Taiwan-IFRSs or the Company Act and Regulations of Ministry of Economic Affairs to retained earnings. The Company reclassified such paid-in capital of $28,211 thousand to retained earnings, retained earnings increased by $27,942 thousand and long-term investment decreased by $269 thousand as of September 30, 2012. Gain on disposal of financial instruments increased by nil and $1,112 thousand for the three months and nine months ended September 30, 2012.

13)	Presentation of consolidated balance sheets

a)	Piping fund

As part of the government’s effort to upgrade the existing telecommunications infrastructure project, Chunghwa and other public utility companies were required by the ROC government to contribute a total of $1,000,000 thousand to a Piping Fund administered by the Taipei City Government. Based on the terms of Construction Funding Agreement, if the Piping Fund project is considered to be no longer necessary by the ROC government, Chunghwa will receive back its proportionate share of the net equity of the Piping Fund upon its dissolution. In order to conform to the presentation of the financial statements under Taiwan-IFRSs, the fund was reclassified as other noncurrent assets.

b)	Time deposits with maturities of more than three months

Under ROC GAAP, cash and cash equivalents includes time deposits that are cancellable but without any loss of principal. Under Taiwan-IFRSs, cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Therefore, an investment normally qualifies as a cash equivalent only when it has a short maturity of three months or less from the date of acquisition.

Time deposits and negotiable certificate of deposits with maturities of more than three months held by the Company were $7,314,945 thousand as of September 30, 2012. In order to conform to the presentation of the financial statements under Taiwan-IFRSs, such amounts were reclassified from cash to other monetary assets - current.

c)	Deferred expense

The deferred expense, which was classified as other assets under ROC GAAP, was reclassified based on its nature under Taiwan-IFRSs. Deferred expenses relating to decoration construction projects and advertisement signboard, etc. were reclassified as property, plant and equipment of $185,340 thousand as of September 30, 2012. Deferred expenses relating to computer software were reclassified as intangible assets of $36,465 thousand as of September 30, 2012.

d)	Assets held of disposal

The property, plant and equipment classified as assets expected for disposal (included in other assets - others) under ROC GAAP, was reclassified based on its nature under Taiwan-IFRSs. Assets held for disposal were reclassified as property, plant and equipment of $27,580 thousand as of September 30, 2012.

e)	Reclassification of financial assets carried at cost

Based on the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, stocks held by the Company which were not listed in Taiwan Stock Exchange or were not trading in the GreTai Securities Market and the Company did not have significant influence over these investees were classified as financial assets carried at cost. After transition to Taiwan-IFRSs, part of financial assets carried at cost were designated as available-for-sale financial assets. Financial assets carried at cost were reclassified as available-for-sale financial assets of $90,469 thousand as of September 30, 2012.

14)	Presentation of consolidated statements of comprehensive income

After the transition to Taiwan-IFRSs, the consolidated statement of comprehensive income includes net income and other comprehensive income. Further, certain accounts were reclassified to conform to the presentation of the financial statements under Taiwan-IFRSs.

15)	Summary of material adjustments of cash flow statements

Under ROC GAAP, collection and payment of interest and collection of dividends were classified as operating activity; payment of dividends was classified as financing activity. Further, for cash flow statement prepared using the indirect method, cash payment of interest expense is required for supplemental disclosure. Based on IAS 7 “Cash Flow Statement”, collection and payment of interest and dividends were disclosed separately with consistency for each period and classified as operating activity, investing activity or financing activity.

44.	SIGNIFICANT SUBSEQUENT EVENTS

Chunghwa participated in 4G license bidding process in accordance with “Regulations for Administration of Mobile Broadband Business” announced by NCC. The bidding was completed on October 30, 2013. Chunghwa obtained certain spectrums and the total bid prices were amounting to $39,075,000 thousand.

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ENDORSEMENTS/GUARANTEES PROVIDED

NINE MONTHS ENDED SEPTEMBER 30, 2013

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Period	Ending Balance	Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity Per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable	Notes
		Name	Nature of Relationship (Note 2)

0	Chunghwa Telecom Co., Ltd.	Donghwa Telecom Co., Ltd.	b	$3,514,295	$324,214	$42,250	$42,250	0.01	$14,057,182	Notes 3 and 4

25	Yao Yong Real Property Co., Ltd.	Light Era Development Co., Ltd.	d	3,665,887	1,650,000	1,650,000	1,650,000	0.48	3,665,887	Note 5

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Relationships between the endorsement/guarantee provider and the guaranteed party:

a.	Trading partner.

b.	Majority owned subsidiary.

c.	The Company and subsidiary owns over 50% ownership of the investee company.

d.	A subsidiary jointly owned by the Company and the Company’s directly-owned subsidiary.

e.	Guaranteed by the Company according to the construction contract.

f.	An investee company. The guarantees were provided based on the Company’s proportionate share in the investee company.

Note 3:	The maximum amount of endorsement or guarantee is up to 1% of the total stockholders’ equity of the latest financial statements of the Company.
Note 4:	The maximum amount of endorsement or guarantee is up to 4% of the total stockholders’ equity of the latest financial statements of the Company.
Note 5:	The maximum amount of endorsement or guarantee is up to 200% of the asset value of the latest financial statements of Yao Yong Real Property Co., Ltd.

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

SEPTEMBER 30, 2013

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2013				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value

0	Chunghwa Telecom Co., Ltd.	Stocks
		Senao International Co., Ltd.	Subsidiary	Investments accounted for using equity method	71,773	$1,653,149 (Note 9)	28	$6,746,677	Note 4
		Light Era Development Co., Ltd.	Subsidiary	Investments accounted for using equity method	300,000	3,797,339 (Note 9)	100	3,802,912	Note 1
		Donghwa Telecom Co., Ltd.	Subsidiary	Investments accounted for using equity method	374,510	1,441,438 (Note 9)	100	1,441,438	Note 1
		Chunghwa Telecom Singapore Pte., Ltd.	Subsidiary	Investments accounted for using equity method	26,383	856,109 (Note 9)	100	856,109	Note 1
		Chunghwa System Integration Co., Ltd.	Subsidiary	Investments accounted for using equity method	60,000	702,189 (Note 9)	100	676,464	Note 1
		Chunghwa Investment Co., Ltd.	Subsidiary	Investments accounted for using equity method	68,085	475,238 (Note 9)	89	551,700	Note 1
		CHIEF Telecom Inc.	Subsidiary	Investments accounted for using equity method	37,942	579,203 (Note 9)	69	519,630	Note 1
		International Integrated System, Inc.	Associate	Investments accounted for using equity method	22,498	273,914	33	248,311	Note 1
		Viettel-CHT Co., Ltd.	Associate	Investments accounted for using equity method	—	271,259	30	271,259	Note 1
		Huada Digital Corporation	Jointly controlled entity	Investments accounted for using equity method	25,000	232,343	50	232,343	Note 1
		Taiwan International Standard Electronics Co., Ltd.	Associate	Investments accounted for using equity method	1,760	122,482	40	473,909	Note 1
		Chunghwa International Yellow Pages Co., Ltd.	Subsidiary	Investments accounted for using equity method	15,000	174,706 (Note 9)	100	174,406	Note 1
		Honghwa Human Resources Co., Ltd.	Subsidiary	Investments accounted for using equity method	18,000	193,085 (Note 9)	100	193,085	Note 1
		Prime Asia Investments Group Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	1	128,729 (Note 9)	100	128,802	Note 1
		Skysoft Co., Ltd.	Associate	Investments accounted for using equity method	4,438	143,383	30	105,794	Note 1
		Spring House Entertainment Tech. Inc.	Subsidiary	Investments accounted for using equity method	7,015	132,062 (Note 9)	56	117,726	Note 1
		Chunghwa Telecom Global, Inc.	Subsidiary	Investments accounted for using equity method	6,000	115,421 (Note 9)	100	126,758	Note 1
		Kingwaytek Technology Co., Ltd.	Associate	Investments accounted for using equity method	2,879	68,201	33	34,483	Note 1
		Chunghwa Telecom Vietnam Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	78,701 (Note 9)	100	78,701	Note 1
		Smartfun Digital Co., Ltd.	Subsidiary	Investments accounted for using equity method	6,500	44,079 (Note 9)	65	44,137	Note 1
		So-net Entertainment Taiwan Co., Ltd.	Associate	Investments accounted for using equity method	9,429	89,318	30	71,811	Note 1

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2013								Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)			Percentage of Ownership	Market Value or Net Asset Value

		Chunghwa Telecom Japan Co., Ltd.	Subsidiary	Investments accounted for using equity method	1		$26,111 (Note 9)		100		$26,111		Note 1
		Dian Zuan Integrating Marketing Co., Ltd.	Associate	Investments accounted for using equity method	452		2,874		13		2,874		Note 1
		Chunghwa Sochamp Technology Inc.	Subsidiary	Investments accounted for using equity method	2,040		13,497 (Note 9)		51		15,310		Note 1
		New Prospect Investments Holdings Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	(US$	— 1 dollar (Note 9	) )	100	(US$	— 1 dollar	)	Note 8
		Taipei Financial Center Corp.	—	Financial assets carried at cost - noncurrent	172,927		1,789,530		12		1,763,871		Note 2
		Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets carried at cost - noncurrent	18,000		162,000		17		146,094		Note 2
		Innovation Works Development Fund, L.P.	—	Financial assets carried at cost - noncurrent	—		144,262		4		139,723		Note 2
		Global Mobile Corp.	—	Financial assets carried at cost - noncurrent	7,617		77,018		3		29,901		Note 2
		iD Branding Ventures	—	Financial assets carried at cost - noncurrent	5,625		56,250		8		50,496		Note 2
		Innovation Works Limited	—	Financial assets carried at cost - noncurrent	1,000		31,390		2		16,242		Note 2
		CQi Energy Infocom Inc.	—	Financial assets carried at cost - noncurrent	2,000		—		18		—		Note 2
		RPTI Intergroup International Ltd.	—	Financial assets carried at cost - noncurrent	4,765		—		10		—		Note 2
		Essence Technology Solution, Inc.	—	Financial assets carried at cost - noncurrent	200		—		7		—		Note 2
		Stocks
		China Airlines Ltd.	—	Available-for-sale financial assets - noncurrent	263,622		3,092,287		5		2,926,205		Note 4
		Bond
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—		200,126		—		200,126		Note 6
		NAN YA Company 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—		100,145		—		100,145		Note 6
		NAN YA Company 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—		49,992		—		49,992		Note 6
		NAN YA Company 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—		150,440		—		150,440		Note 6
		NAN YA Company 1st Unsecured Corporate Bond-s Issue in 2009	—	Held-to-maturity financial assets	—		100,313		—		100,313		Note 6
		NAN YA Company 3rd Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—		100,111		—		100,111		Note 6
		NAN YA Company 3rd Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—		25,063		—		25,063		Note 6
		NAN YA Company 4th Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—		199,925		—		199,925		Note 6
		NAN YA Company 4th Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—		300,689		—		300,689		Note 6
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—		50,215		—		50,215		Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—		100,178		—		100,178		Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—		301,061		—		301,061		Note 6

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2013				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value

		TSMC 1st Unsecured Corporate Bond-A Issue in 2011	—	Held-to-maturity financial assets	—	$299,825	—	$299,825	Note 6
		TSMC 1st Unsecured Corporate Bond-A Issue in 2011	—	Held-to-maturity financial assets	—	100,585	—	100,585	Note 6
		TSMC 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	99,934	—	99,934	Note 6
		TSMC 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	200,252	—	200,252	Note 6
		TSMC 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	199,869	—	199,869	Note 6
		TSMC 2nd Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	199,849	—	199,849	Note 6
		TSMC 3rd Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	199,845	—	199,845	Note 6
		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	—	Held-to-maturity financial assets	—	100,224	—	100,224	Note 6
		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	—	Held-to-maturity financial assets	—	175,374	—	175,374	Note 6
		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	—	Held-to-maturity financial assets	—	100,188	—	100,188	Note 6
		FCFC 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	125,313	—	125,313	Note 6
		FCFC 2nd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	200,441	—	200,441	Note 6
		FCFC 2nd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	100,155	—	100,155	Note 6
		FCFC 1st Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	299,672	—	299,672	Note 6
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	25,000	—	25,000	Note 6
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	100,031	—	100,031	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	100,049	—	100,049	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	100,184	—	100,184	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	150,381	—	150,381	Note 6
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	299,842	—	299,842	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	149,846	—	149,846	Note 6
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	199,770	—	199,770	Note 6
		Chinese Petroleum Corporation 1st Unsecured Corporate Bonds-B Issue in 2006	—	Held-to-maturity financial assets	—	200,344	—	200,344	Note 6

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2013				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value

		Chinese Petroleum Corporation 1st Unsecured Corporate Bonds-B Issue in 2006	—	Held-to-maturity financial assets	—	$150,258	—	$150,258	Note 6
		Chinese Petroleum Corporation 1st Unsecured Corporate Bonds-C Issue in 2006	—	Held-to-maturity financial assets	—	102,679	—	102,679	Note 6
		Chinese Petroleum Corporation 1st Unsecured Corporate Bonds-C Issue in 2006	—	Held-to-maturity financial assets	—	205,465	—	205,465	Note 6
		Chinese Petroleum Corporation 1st Unsecured Corporate Bonds-A Issue in 2008	—	Held-to-maturity financial assets	—	100,200	—	100,200	Note 6
		Chinese Petroleum Corporation 1st Unsecured Corporate Bonds-A Issue in 2009	—	Held-to-maturity financial assets	—	200,253	—	200,253	Note 6
		Chinese Petroleum Corporation 2nd Unsecured Corporate Bonds-A Issue in 2012	—	Held-to-maturity financial assets	—	199,845	—	199,845	Note 6
		China Steel Corporation 1st Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	50,098	—	50,098	Note 6
		China Steel Corporation 2nd Unsecured Corporate Bonds-A Issue in 2008	—	Held-to-maturity financial assets	—	49,999	—	49,999	Note 6
		China Steel Corporation 2nd Unsecured Corporate Bonds-A Issue in 2008	—	Held-to-maturity financial assets	—	50,124	—	50,124	Note 6
		China Steel Corporation 2nd Unsecured Corporate Bonds-B Issue in 2008	—	Held-to-maturity financial assets	—	305,422	—	305,422	Note 6
		China Steel Corporation 2nd Unsecured Corporate Bonds-B Issue in 2008	—	Held-to-maturity financial assets	—	203,075	—	203,075	Note 6
		China Steel Corporation 1st Unsecured Corporate Bonds-A Issue in 2011	—	Held-to-maturity financial assets	—	100,274	—	100,274	Note 6
		China Steel Corporation 1st Unsecured Corporate Bonds-A Issue in 2011	—	Held-to-maturity financial assets	—	301,573	—	301,573	Note 6
		Taiwan Power Co. 2nd Unsecured Bond-EB Issue in 2005	—	Held-to-maturity financial assets	—	303,625	—	303,625	Note 6
		Taiwan Power Co. 2nd Unsecured Bond-EB Issue in 2005	—	Held-to-maturity financial assets	—	202,208	—	202,208	Note 6
		Taiwan Power Co. 2nd Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	206,496	—	206,496	Note 6
		Taiwan Power Co. 3rd Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	207,369	—	207,369	Note 6
		Taiwan Power Co. 7th Unsecured Corporate Bond-A Issue in 2008	—	Held-to-maturity financial assets	—	150,407	—	150,407	Note 6
		Taiwan Power Co. 1st Secured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	20,069	—	20,069	Note 6
		Taiwan Power Co. 1st Secured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	100,151	—	100,151	Note 6
		Taiwan Power Co. 2nd Secured Corporate Bond-B Issue in 2009	—	Held-to-maturity financial assets	—	50,068	—	50,068	Note 6
		Taiwan Power Company 4th Secured Corporate Bond-B Issue in 2009	—	Held-to-maturity financial assets	—	349,753	—	349,753	Note 6
		Taiwan Power Company 5th Secured Corporate Bond-B Issue in 2009	—	Held-to-maturity financial assets	—	100,161	—	100,161	Note 6

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2013				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value

		Taiwan Power Company 2nd Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	$100,090	—	$100,090	Note 6
		Taiwan Power Co 3rd Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	200,615	—	200,615	Note 6
		Taiwan Power Co. 4th Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	300,284	—	300,284	Note 6
		Taiwan Power Co. 4th Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	199,944	—	199,944	Note 6
		Taiwan Power Co. 4th Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	99,972	—	99,972	Note 6
		Taiwan Power Co. 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	39,972	—	39,972	Note 6
		Taiwan Power Co. 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	99,929	—	99,929	Note 6
		Taiwan Power Co. 1st Unsecured Corporate Bond-2A Issue in 2012	—	Held-to-maturity financial assets	—	99,926	—	99,926	Note 6
		KGI Securities Co., Ltd. 1st Unsecured Corporate Bonds in 2012	—	Held-to-maturity financial assets	—	300,000	—	300,000	Note 6
		MLPC 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	150,612	—	150,612	Note 6
		MLPC 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	49,987	—	49,987	Note 6
		MLPC 1st Unsecured Corporate Bond Issue in 2009	—	Held-to-maturity financial assets	—	49,987	—	49,987	Note 6
		China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	201,248	—	201,248	Note 6
		China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	150,047	—	150,047	Note 6
		China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	100,065	—	100,065	Note 6
		China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	100,065	—	100,065	Note 6
		Yuanta FHC 1st Unsecured Corporate Bonds-A Issue in 2011	—	Held-to-maturity financial assets	—	300,000	—	300,000	Note 6
		Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond issued in 2011	—	Held-to-maturity financial assets	—	100,426	—	100,426	Note 6
		Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond issued in 2011	—	Held-to-maturity financial assets	—	301,368	—	301,368	Note 6
		Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	300,000	—	300,000	Note 6
		TaipeiFubon Bank 5th Financial Debentures-A Issue in 2010	—	Held-to-maturity financial assets	—	301,683	—	301,683	Note 6
		TaipeiFubon Bank 5th Financial Debentures-A Issue in 2010	—	Held-to-maturity financial assets	—	200,799	—	200,799	Note 6
		TaipeiFubon Bank 5th Financial Debentures-A Issue in 2010	—	Held-to-maturity financial assets	—	100,319	—	100,319	Note 6

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2013							Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)			Percentage of Ownership	Market Value or Net Asset Value

		HSBC Bank (Taiwan) Limited 1st Financial Debenture-C Issue in 2011	—	Held-to-maturity financial assets	—		$200,707		—		$200,707	Note 6
		HSBC Bank (Taiwan) Limited 1st Financial Debenture-D Issue in 2011	—	Held-to-maturity financial assets	—		300,000		—		300,000	Note 6
		Eximbank 19-2nd Unsecured Financial Debentures	—	Held-to-maturity financial assets	—		150,000		—		150,000	Note 6
1	Senao International Co., Ltd.	Stocks
		Senao Networks, Inc.	Associate	Investments accounted for using equity method	16,824		468,379		40		468,379	Note 1
		Senao International (Samoa) Holding Ltd.	Subsidiary	Investments accounted for using equity method	54,975	(US$	852,433 28,730 (Note 9	) )	100	(US$	854,749 28,809)	Note 1
		N.T.U. Innovation Incubation Corporation	—	Financial assets carried at cost - noncurrent	1,200		12,000		9		12,675	Note 2
2	CHIEF Telecom Inc.	Stocks
		Unigate Telecom Inc.	Subsidiary	Investments accounted for using equity method	200		1,570 (Note 9)		100		1,570	Note 1
		Chief International Corp.	Subsidiary	Investments accounted for using equity method	200	(US$	17,943 607 (Note 9	) )	100	(US$	17,943 607)	Note 1
		3 Link Information Service Co., Ltd.	—	Financial assets carried at cost - noncurrent	374		3,450		10		6,174	Note 2
		21 Vianet Group. Inc.	—	Available-for-sale financial assets	208	(US$	16,880 571)		—	(US$	16,880 571)	Note 4
3	Chunghwa System Integration Co., Ltd.	Stocks
		Concord Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	1,500	(RMB	19,391 4,033 (Note 9	) )	100	(RMB	19,391 4,033)	Note 1
7	Spring House Entertainment Tech. Inc.	Stocks
		Ceylon Innovation Co., Ltd.	Subsidiary	Investments accounted for using equity method	—		9,624 (Note 9)		100		9,624	Note 1
8	Light Era Development Co., Ltd.	Stocks
		Yao Yong Real Property Co., Ltd.	Subsidiary	Investments accounted for using equity method	83,290		2,699,017 (Note 9)		100		1,817,801	Note 1
9	Chunghwa Telecom Singapore Pte., Ltd.	Stocks
		ST-2 Satellite Ventures Pte., Ltd.	Associate	Investments accounted for using equity method	18,102	(US$	663,852 22,450)		38	(US$	663,852 22,450)	Note 1
14	Chunghwa Investment Co., Ltd.	Stocks
		Chunghwa Precision Test Tech. Co., Ltd.	Subsidiary	Investments accounted for using equity method	10,936		146,140 (Note 9)		51		146,140	Note 1
		Chunghwa Investment Holding Co., Ltd. (CIHC)	Subsidiary	Investments accounted for using equity method	1,432	(US$	17,137 580 (Note 9	) )	100	(US$	17,137 580)	Note 1

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2013							Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)			Percentage of Ownership	Market Value or Net Asset Value

		PandaMonium Company Ltd.	Associate	Investments accounted for using equity method	602		$—		43		$—	Note 1
		CHIEF Telecom Inc.	Associate	Investments accounted for using equity method	2,000		27,559 (Note 9)		4		27,559	Note 1
		Senao International Co., Ltd.	Associate	Investments accounted for using equity method	1,001		46,407 (Note 9)		—		94,094	Note 4
		Tatung Technology Inc.	—	Financial assets carried at cost - noncurrent	4,571		73,964		11		81,635	Note 2
		Digimax Inc.	—	Financial assets carried at cost - noncurrent	1,203		10,928		3		9,332	Note 2
		iD Branding Ventures	—	Financial assets carried at cost - noncurrent	1,875		18,750		3		16,388	Note 2
		Uni Display Inc.	—	Financial assets carried at cost - noncurrent	2,445		16,578		1		14,915	Note 2
		A2 peak Power Co., Ltd.	—	Financial assets carried at cost - noncurrent	990		—		3		—	Note 2
		VisEra Technologies Company Ltd.	—	Financial assets carried at cost - noncurrent	649		29,371		—		14,175	Note 2
		Ultra Fine Optical Technology Co., Ltd.	—	Financial assets carried at cost - noncurrent	1,800		13,776		8		13,374	Note 2
		Alder Optomechanical Corp.	—	Financial assets carried at cost - noncurrent	666		7,326		1		6,660	Note 2
		Aide Energy (Cayman) Holding Co., Ltd.	—	Financial assets carried at cost - noncurrent	800		630		1		1,568	Note 2
		Mediapro Technology Ltd.	—	Financial assets carried at cost - noncurrent	55		8,177		—		2,873	Note 2
		PChome Store Inc.	—	Available-for-sale financial assets - noncurrent	405		14,073		2		66,782	Note 4
		Procrystal Technology Co., Ltd.	—	Available-for-sale financial assets - noncurrent	1,350		16,200		2		16,200	Note 7
		Tons Lightology Inc.	—	Available-for-sale financial assets - noncurrent	1,242		66,150		3		33,168	Note 4
18	Concord Technology Co., Ltd.	Stocks
		Glory Network System Service (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	(RMB	19,391 4,033 (Note 9	) )	100	(RMB	19,391 4,033)	Note 1
20	Chunghwa Precision Test Tech. Co., Ltd.	Stocks
		Chunghwa Precision Test Tech. USA Corporation	Subsidiary	Investments accounted for using equity method	400	(US$	10,512 356 (Note 9	) )	100	(US$	10,512 356)	Note 1
		CHPT Japan Co., Ltd.	Subsidiary	Investments accounted for using equity method	600	(JPY	1,880 6,436 (Note 9	) )	100	(JPY	1,880 6,436)	Note 1
		Chunghwa Precision Test Tech International, Ltd.	Subsidiary	Investments accounted for using equity method	100	(US$	2,957 100 (Note 9	) )	100	(US$	2,957 100)	Note 1
22	Senao International (Samoa) Holding Ltd.	Stocks
		Senao International HK Limited	Subsidiary	Investments accounted for using equity method	54,260	(US$	826,744 27,865 (Note 9	) )	100	(US$	826,744 27,865)	Note 1
		HopeTech Technologies Limited	Associate	Investments accounted for using equity method	5,240	(US$	26,985 909)		45	(US$	26,985 909)	Note 1
23	Senao International HK Limited	Stocks
		Senao Trading (Fujian) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	(US$	400,679 13,505 (Note 9	) )	100	(US$	400,679 13,505)	Note 1

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2013							Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)			Percentage of Ownership	Market Value or Net Asset Value

		Senao International Trading (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	$ (US$	228,710 7,708 (Note 9	) )	100	$ (US$	228,710 7,708)	Notes 1 and 10
		Senao International Trading (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	(US$	80,568 2,715 (Note 9	) )	100	(US$	80,568 2,715)	Notes 1 and 10
		Senao International Trading (Jiangsu) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	(US$	116,171 3,915 (Note 9	) )	100	(US$	116,171 3,915)	Note 1
24	Chunghwa Investment Holding Co., Ltd.	Stocks
		CHI One Investment Co., Limited	Subsidiary	Investments accounted for using equity method	6,520	(HK$	10,159 1,902 (Note 9	) )	100	(HK$	10,159 1,902)	Note 1
26	CHI One Investment Co., Limited	Stocks
		Xiamen Sertec Business Technology Co., Ltd.	Associate	Investments accounted for using equity method	—	(RMB	6,774 1,402)		49	(RMB	6,774 1,402)	Note 1
27	Prime Asia Investments Group, Ltd. (B.V.I.)	Stocks
		Chunghwa Hsingta Company Ltd.	Subsidiary	Investments accounted for using equity method	1	(RMB	128,799 26,783 (Note 9	) )	100	(RMB	128,799 26,783)	Note 1
29	Chunghwa Hsingta Company Ltd.	Stocks
		Chunghwa Telecom (China) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	(RMB	102,172 21,246 (Note 9	) )	100	(RMB	102,172 21,246)	Note 1
		Jiangsu Zhenhua Information Technology Company, LLC	Subsidiary	Investments accounted for using equity method	—	(RMB	19,861 4,130 (Note 9	) )	75	(RMB	19,861 4,130)	Note 1
		Hua-Xiong Information Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	(RMB	6,766 1,407 (Note 9	) )	51	(RMB	6,766 1,407)	Note 1

Note 1:	The net asset values of investees were based on reviewed financial statements.
Note 2:	The net asset values of investees were based on unreviewed financial statements.
Note 3:	The net asset values of beneficiary certificates (mutual fund) were based on the net asset values on September 30, 2013.
Note 4:	Market value was based on the closing price of September 30, 2013.
Note 5:	Showing at their original carrying amounts without adjustments for fair values, except for held-to-maturity financial assets.

(Continued)

Note 6:	The net asset values of investees were based on amortized cost.
Note 7:	Market value of emerging stock was based on the average trading price on September 30, 2013.
Note 8:	New Prospect Investments Holdings Ltd. (B.V.I.) was incorporated in March 2006, but not yet begun operation as of September 30, 2013.
Note 9:	The amount was eliminated upon consolidation.
Note 10:	The English name is the same as the above entity; however, the Chinese names included in the respective Articles of Incorporations are different.

(Concluded)

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

NINE MONTHS ENDED SEPTEMBER 30, 2013

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relation- ship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thou- sands/ Thou- sand Units)	Amount (Note 1)	Shares (Thou- sands/ Thou- sand Units)	Amount	Shares (Thou- sands/ Thou- sand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thou- sands/ Thou- sand Units)	Amount (Note 1)

0	Chunghwa Telecom Co., Ltd.	Stocks
		Honghwa Human Resources Co., Ltd.	Investments accounted for using equity method	—	Subsidiary	—	$—	18,000	$180,000	—	$—	$—	$—	18,000	$193,085 (Notes 3 and 5)
		Donghwa Telecom Co, Ltd	Investments accounted for using equity method	—	Subsidiary	305,090	1,168,032 (Note 3)	69,420	256,843	—	—	—	—	374,510	1,441,438 (Notes 3 and 5)
		Chunghwa Investment Co., Ltd.	Investments accounted for using equity method	—	Subsidiary	80,100	612,738 (Note 3)	—	—	12,015	12,150	12,150 (Note 4)	—	68,085	475,238 (Notes 3 and 5)

		Beneficiary certificates (mutual fund)
		Fidelity Funds - US High Yield Fund (Y-ACC-USD)	Available-for-sale financial assets	—	—	—	—	307	147,955	307	142,569	147,955	(5,386)	—	—
		PIMCO GIS plc Global Investment Grade Credit Fund Class H Institutional (Acc)	Available-for-sale financial assets	—	—	1,071	456,118	597	295,890	1,668	797,099	752,008	45,091	—	—
		PIMCO GIS plc Total Return Bond Class H Institutional (Acc)	Available-for-sale financial assets	—	—	770	534,453	—	—	770	579,586	534,453	45,133	—	—
		Janus Flexible Income Bond Fund	Available-for-sale financial assets	—	—	671	230,472	318	116,280	989	372,472	346,752	25,720	—	—

(Continued)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relation- ship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thou- sands/ Thou- sand Units)	Amount (Note 1)	Shares (Thou- sands/ Thou- sand Units)	Amount	Shares (Thou- sands/ Thou- sand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thou- sands/ Thou- sand Units)	Amount (Note 1)

		PIMCO GIS Diversified Income Fund Class H Institutional (Acc)	Available-for-sale financial assets	—	—	984	347,452	1,443	618,189	2,427	984,598	965,641	18,957	—	—
		Legg Mason Western Asset Global Multi Strategy Fund Class F USD Distributing (D)	Available-for-sale financial assets	—	—	—	—	47	148,080	47	138,696	148,080	(9,384)	—	—
		Fidelity Funds - US Dollar Bond Fund (Y-ACC-USD)	Available-for-sale financial assets	—	—	778	297,283	—	—	778	314,074	297,283	16,791	—	—
		Eastpring Investments - US Corporation Bond Fund	Available-for-sale financial assets	—	—	433	149,190	426	145,298	859	303,961	294,488	9,473	—	—
		Schroder International Selection Fund - Global Corporate Bond	Available-for-sale financial assets	—	—	—	—	769	145,220	769	149,501	145,220	4,281	—	—
		JP Morgan Funds - Global Corporate Bond Fund	Available-for-sale financial assets	—	—	—	—	44	145,220	44	151,902	145,220	6,682	—	—

		Bonds
		NAN YA Company 1st Unsecured Corporate Bond-A Issue in 2009	Held-to-maturity financial assets	—	—	—	600,000 (Note 2)	—	—	—	300,000 (Note 2)	300,000 (Note 2)	—	—	300,000 (Note 2)
		NAN YA Company 3rd Unsecured Corporate Bond-A Issue in 2009	Held-to-maturity financial assets	—	—	—	250,000 (Note 2)	—	—	—	125,000 (Note 2)	125,000 (Note 2)	—	—	125,000 (Note 2)
		FCFC 2nd Unsecured Corporate Bonds Issue in 2009	Held-to-maturity financial assets	—	—	—	250,000 (Note 2)	—	—	—	125,000 (Note 2)	125,000 (Note 2)	—	—	125,000 (Note 2)
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008	Held-to-maturity financial assets	—	—	—	250,000 (Note 2)	—	—	—	250,000 (Note 2)	250,000 (Note 2)	—	—	—
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2009	Held-to-maturity financial assets	—	—	—	700,000 (Note 2)	—	—	—	350,000 (Note 2)	350,000 (Note 2)	—	—	350,000 (Note 2)

(Continued)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relation- ship	Beginning Balance			Acquisition			Disposal				Ending Balance
						Shares (Thou- sands/ Thou- sand Units)	Amount (Note 1)		Shares (Thou- sands/ Thou- sand Units)	Amount		Shares (Thou- sands/ Thou- sand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thou- sands/ Thou- sand Units)	Amount (Note 1)

		Taiwan Power Co. 2nd Secures Bond-B Issue in 2008	Held-to-maturity financial assets	—	—	—		150,000 (Note 2)	—		—	—	150,000 (Note 2)	150,000 (Note 2)	—	—		—
		Taiwan Power Co. 4th Secures Bond-B Issue in 2008	Held-to-maturity financial assets	—	—	—		200,000 (Note 2)	—		—	—	200,000 (Note 2)	200,000 (Note 2)	—	—		—
		Taiwan Power Co. 1st Secured Corporate Bond-A issue in 2009	Held-to-maturity financial assets	—	—	—		240,000 (Note 2)	—		—	—	120,000 (Note 2)	120,000 (Note 2)	—	—		120,000 (Note 2)
		MLPC 1st Unsecured Corporate Bonds Issue in 2009	Held-to-maturity financial assets	—	—	—		500,000 (Note 2)	—		—	—	250,000 (Note 2)	250,000 (Note 2)	—	—		250,000 (Note 2)
		China Development Holding Corporation 1st Unsecured Corporate Bonds-A Issue in 2008	Held-to-maturity financial assets	—	—	—		100,000 (Note 2)	—		—	—	100,000 (Note 2)	100,000 (Note 2)	—	—		—
		Mega Securities Co., Ltd. 1st Unsecured Corporate Bond Issue in 2010	Held-to-maturity financial assets	—	—	—		300,000 (Note 2)	—		—	—	300,000 (Note 2)	300,000 (Note 2)	—	—		—
1	Senao International Co., Ltd.	Stocks
		Senao International (Samoa) Holding Ltd.	Investments accounted for using equity method	—	Subsidiary	33,475	$ (US$	988,597 33,475)	21,500	$ (US$	638,148 21,500)	—	$—	$—	$—	54,975	$ (US$	1,626,745 54,975 (Note 5))
22	Senao International (Samoa) Holding Ltd.	Stocks
		Senao International HK Limited	Investments accounted for using equity method	—	Subsidiary	32,760	(US$	966,186 32,760)	21,500	(US$	638,148 21,500)	—	—	—	—	54,260	(US$	1,604,334 54,260 (Note 5))

(Continued)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relation- ship	Beginning Balance			Acquisition			Disposal				Ending Balance
						Shares (Thou- sands/ Thou- sand Units)	Amount (Note 1)		Shares (Thou- sands/ Thou- sand Units)	Amount		Shares (Thou- sands/ Thou- sand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thou- sands/ Thou- sand Units)	Amount (Note 1)

23	Senao International HK Limited	Stocks
		Senao Trading (Fujian) Co., Ltd.	Investments accounted for using equity method	—	Subsidiary	—	(US$	338,793 11,500)	—	(US$	370,735 12,500)	—	—	—	—	—	(US$	709,528 24,000 (Note 5))
		Senao International Trading (Shanghai) Co., Ltd.	Investments accounted for using equity method	—	Subsidiary	—	(US$	297,726 10,000)	—	(US$	237,733 8,000)	—	—	—	—	—	(US$	535,459 18,000 (Note 5))

Note 1:	Showing at their original carrying amounts without adjustments for fair values.
Note 2:	Stated at its nominal amounts.
Note 3:	The ending balance includes equity in earnings or losses of jointly controlled entities accounted for using equity method and exchange differences arising from the translation of the foreign operations adjustments
Note 4:	The decrease amount was arising from capital reduction.
Note 5:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

NINE MONTHS ENDED SEPTEMBER 30, 2013

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction (Note 4)		Notes/Accounts Payable or Receivable
				Purchase/Sale (Note 1)	Amount (Note 2)	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note 3)	% to Total

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Purchase	$9,626,521 (Note 5)	8.8	30-90 days	$—	—	$(1,335,752 (Note 5))	(10)
		Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	594,392 (Note 5)	—	30 days	—	—	(418,691 (Note 5))	(3)
		ST-2 Satellite Ventures Pte. Ltd.	Equity-method investee	Purchase	306,870	—	30 days	—	—	(49,980)	—
		Chunghwa Telecom Global, Inc.	Subsidiary	Purchase	250,851 (Note 5)	—	90 days	—	—	(92,788 (Note 5))	—
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Purchase	373,766	—	30-90 days	—	—	(247,779)	(2)
		CHIEF Telecom Inc.	Subsidiary	Purchase	237,660 (Note 5)	—	30 days	—	—	(44,908 (Note 5))	—
1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	9,633,846 (Note 5)	29.9	30-90 days	—	—	1,348,241 (Note 5)	68
				Purchase	112,606 (Note 5)	0.4	30 days	—	—	(2,782 (Note 5))	—
3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	1,513,737 (Note 5)	77.0	30 days	—	—	418,691 (Note 5)	22

Note 1:	Purchase included acquisition of services cost.
Note 2:	The differences were because Chunghwa Telecom Co., Ltd. and subsidiaries classified the amount as inventories, property, plant and equipment, intangible assets, and operating expenses.
Note 3:	Notes and accounts receivable did not include the amount as amounts collected for others and other receivables.
Note 4:	Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.
Note 5:	The amount was eliminated upon consolidation.

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

SEPTEMBER 30, 2013

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amounts	Action Taken

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$169,318 (Note 2)	17.56	$—	—	$894	$—
1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,916,241 (Note 2)	9.6	—	—	170,370	—
3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	418,691 (Note 2)	5.42	—	—	290,485	—
4	Chunghwa International Yellow Pages Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	101,863 (Note 2)	4.33	—	—	56,488	—
36	Honghwa Human Resources Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	134,629 (Note 2)	5.44	—	—	50,453	—

Note 1:	Payments and receipts collected in trust for others are excluded from the accounts receivable for calculating the turnover rate.
Note 2:	The amount was eliminated upon consolidation.

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

NINE MONTHS ENDED SEPTEMBER 30, 2013

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of September 30, 2013			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
					September 30, 2013	December 31, 2012	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	$1,065,813	$1,065,813	71,773	28	$1,653,149	$1,163,470	$319,675	Subsidiary (Note 4)
		Light Era Development Co., Ltd.	Taiwan	Housing, office building development, rent and sale services	3,000,000	3,000,000	300,000	100	3,797,339	12,085	12,029	Subsidiary (Note 4)
		Donghwa Telecom Co., Ltd.	Hong Kong	International telecommunications IP fictitious internet and internet transfer services	1,461,361	1,195,518	374,510	100	1,441,438	(11,928)	(11,928)	Subsidiary (Note 4)
		Chunghwa Telecom Singapore Pte., Ltd.	Singapore	International telecommunications IP fictitious internet and internet transfer services	574,112	574,112	26,383	100	856,109	137,873	137,873	Subsidiary (Note 4)
		Chunghwa System Integration Co., Ltd.	Taiwan	Providing communication and information aggregative services	838,506	838,506	60,000	100	702,189	37,631	46,448	Subsidiary (Note 4)
		Chunghwa Investment Co., Ltd.	Taiwan	Investment	639,559	759,709	68,085	89	475,238	2,183	(16,277)	Subsidiary (Note 4)
		CHIEF Telecom Inc.	Taiwan	Internet communication and internet data center (“IDC”) service	482,165	482,165	37,942	69	579,203	120,367	85,411	Subsidiary (Note 4)
		International Integrated System, Inc.	Taiwan	IT solution provider, IT application consultation, system integration and package solution	283,500	283,500	22,498	33	273,914	5,537	3,101	Associate
		Viettel-CHT Co., Ltd.	Vietnam	IDC services	288,327	288,327	—	30	271,259	34,806	10,447	Associate
		Huada Digital Corporation	Taiwan	Providing software service	250,000	250,000	25,000	50	232,343	(17,932)	(8,966)	Jointly controlled entity

(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of September 30, 2013			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
					September 30, 2013	December 31, 2012	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value

		Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	122,482	673,306	217,144	Associate
		Chunghwa International Yellow Pages Co., Ltd.	Taiwan	Yellow pages sales and advertisement services	150,000	150,000	15,000	100	174,706	12,204	12,204	Subsidiary (Note 4)
		Honghwa Human Resources Co., Ltd.	Taiwan	Human Resources Service	180,000	—	18,000	100	193,085	13,085	13,085	Subsidiary (Note 4)
		Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	215,020	215,020	1	100	128,729	(31,677)	(31,628)	Subsidiary (Note 4)
		Skysoft Co., Ltd.	Taiwan	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	143,383	172,482	52,790	Associate
		Spring House Entertainment Tech. Inc.	Taiwan	Network services, producing digital entertainment contents and broadband visual sound terrace development	62,209	62,209	7,015	56	132,062	74,763	42,944	Subsidiary (Note 4)
		Chunghwa Telecom Global, Inc.	United States	International data and internet services and long distance call wholesales to carriers	70,429	70,429	6,000	100	115,421	15,201	16,892	Subsidiary (Note 4)
		KingWay Technology Co., Ltd.	Taiwan	Publishing books, data processing and software services	71,770	71,770	2,879	33	68,201	1,935	606	Associate
		Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Information and communications technology, international circuit, and intelligent energy network service	103,027	73,157	—	100	78,701	(4,938)	(4,938)	Subsidiary (Note 4)
		Smartfun Digital Co., Ltd.	Taiwan	Software retail	65,000	65,000	6,500	65	44,079	(799)	(470)	Subsidiary (Note 4)
		So-net Entertainment Taiwan	Taiwan	Online service and sale of computer hardware	120,008	60,008	9,429	30	89,318	(172,482)	(52,790)	Associate

(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of September 30, 2013			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
					September 30, 2013		December 31, 2012		Shares (Thousands)	Percentage of Ownership (%)	Carrying Value

		Chunghwa Telecom Japan Co., Ltd.	Japan	International telecom-munications IP fictitious internet and internet transfer services		17,291		17,291	1	100	26,111	3,101	3,101	Subsidiary (Note 4)
		Dian Zuan Integrating Marketing Co., Ltd.	Taiwan	Information technology service and general advertisement service		48,113		64,500	452	13	2,874	(12,189)	(3,256)	Associate
		Chunghwa Sochamp Technology Inc.	Taiwan	License plate recognition system		20,400		20,400	2,040	51	13,497	(11,305)	(3,917)	Subsidiary (Note 4)
		New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment		$—		$—	—	100	$—	$—	$—	Subsidiary (Notes 3 and 4)
1	Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales		206,190		206,190	16,824	40	468,379	304,677	124,673	Associate
		Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment.	(US$	1,626,745 54,975)	(US$	988,597 33,475)	54,975	100	852,433	(349,150)	(350,893)	Subsidiary (Note 4)
2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunication and internet service.		2,000		2,000	200	100	1,570	(99)	(99)	Subsidiary (Note 4)

		Chief International Corp.	Samoa Islands	Investment	(US$	6,068 200)	(US$	6,068 200)	200	100	17,943	3,468	3,468	Subsidiary (Note 4)
3	Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd.	Brunei	Investment	(US$	47,321 1,500)	(US$	47,321 1,500)	1,500	100	19,931	(437)	(437)	Subsidiary (Note 4)
7	Spring House Entertainment Tech. Inc.	Ceylon Innovation Co., Ltd.	Taiwan	International trading, general advertisement and book publishment service		10,000		1,000	—	100	9,624	(289)	(289)	Subsidiary (Note 4)
8	Light Era Development Co., Ltd.	Yao Yong Real Property Co., Ltd.	Taiwan	Real estate trading and leasing business		2,793,667		2,793,667	83,290	100	2,699,017	38,271	26,091	Subsidiary (Note 4)
9	Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunication satellite	(SGD	409,061 18,102)	(SGD	409,061 18,102)	18,102	38	663,852	261,929	130,123	Associate

(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of September 30, 2013			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
					September 30, 2013		December 31, 2012		Shares (Thousands)	Percentage of Ownership (%)	Carrying Value

14	Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech Co., Ltd.	Taiwan	Semiconductor testing components and printed circuit board industry production and marketing of electronic products		91,875		91,875	10,936	51	146,140	31,027	15,706	Subsidiary (Note 4)

		Chunghwa Investment Holding Co., Ltd.	Brunei	Investment	(US$	46,035 1,432)	(US$	46,035 1,432)	1,432	100	17,137	(2,210)	(2,210)	Subsidiary (Note 4)
		Panda Monium Company Ltd.	Cayman	The production of animation	(US$	20,000 602)	(US$	20,000 602)	602	43	—	—	—	Associate
		CHIEF Telecom Inc.	Taiwan	Internet communication and internet data center (“IDC”) service		20,000		20,000	2,000	4	27,559	120,367	4,405	Associate (Note 4)
		Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products		49,731		49,731	1,001	—	46,407	1,163,470	4,518	Associate (Note 4)
18	Concord Technology Co., Ltd.	Glory Network System Service (Shanghai) Co., Ltd.	China	Providing advanced business solutions to telecommunications	(US$	47,321 1,500)	(US$	47,321 1,500)	—	100	19,931	(437)	(437)	Subsidiary (Note 4)
20	Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation	United States	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	(US$	12,504 400)	(US$	12,504 400)	400	100	10,512	(193)	(193)	Subsidiary (Note 4)
		CHPT Japan Co., Ltd.	Japan	Sale and maintenance of electronic parts and machinery processed products, and design of printed circuit board	(JPY	2,008 6,000)		—	600	100	1,880	68	68	Subsidiary (Note 4)
		Chunghwa Precision Test Tech. International Co., Ltd.	Samoa Islands	Wholesale electronic materials, electronic materials and general retail investment industry		2,957		—	100	100	2,957	—	—	Subsidiary (Note 4)
22	Senao International (Samoa) Holding Ltd.	Senao International HK Limited.	Hong Kong	International investment.	(US$	1,604,334 54,260)	(US$	966,186 32,760)	54,280	100	826,744	(353,401)	(353,401)	Subsidiary (Note 4)
		HopeTech Technologies Limited	Hong Kong	Information technology and telecommunication products sales.	(US$	21,177 675)	(US$	21,177 675)	5,240	45	26,985	9,510	4,279	Associate

(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of September 30, 2013			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
					September 30, 2013		December 31, 2012		Shares (Thousands)	Percentage of Ownership (%)	Carrying Value

24	Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited	Hong Kong	Investment	(HK$	26,035 6,520)	(HK$	26,035 6,520)	6,520	100	10,159	(2,185)	(2,185)	Subsidiary (Note 4)
26	CHI One Investment Co., Limited	Xiamen Sertec Business Technology Co., Ltd.	China	Customer Services and platform rental activities	$ (RMB	25,414 5,390)	$ (RMB	25,414 5,390)	—	49	$6,774	$(4,462)	$(2,186)	Associate
23	Senao International HK Limited	Senao Trading (Fujian) Co., Ltd.	China	Information technology and telecommunication products sales.	(US$	709,528 24,000)	(US$	338,793 11,500)	—	100	400,679	(162,772)	(162,772)	Subsidiary (Note 4)
		Senao International Trading (Shanghai) Co., Ltd.	China	Information technology and telecommunication products sales.	(US$	535,459 18,000)	(US$	297,726 10,000)	—	100	228,710	(141,200)	(141,200)	Subsidiary (Note 4 and 5)
		Senao International Trading (Shanghai) Co., Ltd.	China	Information technology services and sale of communication products	(US$	87,540 3,000)	(US$	57,860 2,000)	—	100	80,568	(4,136)	(4,136)	Subsidiary (Note 4 and 5)
		Senao International Trading (Jiangsu) Co., Ltd.	China	Information technology and telecommunication products sales.	(US$	263,736 9,000)	(US$	263,736 9,000)	—	100	116,171	(45,220)	(45,220)	Subsidiary (Note 4)
27	Prime Asia Investments Group, Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd.	China	Investment	(RMB	215,019 47,373)	(RMB	215,019 47,373)	1	100	128,799	(31,677)	(31,677)	Subsidiary (Note 4)
29	Chunghwa Hsingta Company Ltd.	Chunghwa Telecom (China) Co., Ltd.	China	Planning and design of energy conservation and software and hardware system services, and integration of information system	(RMB	177,176 39,376)	(RMB	177,176 39,376)	—	100	102,172	(24,399)	(24,399)	Subsidiary (Note 4)
		Jiangsu Zhenhua Information Technology Company, LLC	China	Intelligent energy conserving and intelligent building services	(RMB	28,912 6,072)	(RMB	28,912 6,072)	—	75	19,861	(6,849)	(5,136)	Subsidiary (Note 4)
		Hua-Xiong Information Technology Co., Ltd.	China	Intelligent system and energy saving system services in buildings	(RMB	8,931 1,925)	(RMB	8,931 1,925)	—	51	6,766	(4,202)	(2,142)	Subsidiary (Note 4)

Note 1:	The equity in net income (loss) of investees was based on reviewed financial statements.
Note 2:	The equity in net income (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.
Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) was incorporated in March 2006, but have not yet begun operation as of September 30, 2013.
Note 4:	The amount was eliminated upon consolidation.
Note 5:	The English name is the same as the above entity; however, the Chinese names included in the respective Articles of Incorporations are different.

(Concluded)

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INVESTMENT IN MAINLAND CHINA

NINE MONTHS ENDED SEPTEMBER 30, 2013

(Amounts in Thousands of New Taiwan Dollars, in Thousands of U.S. Dollars)

Investee	Main Businesses and Products	Total Amount of Paid- in Capital	Investment Type	Accumulated Outflow of Investment from Taiwan as of January 1, 2013	Investment Flows		Accumulated Outflow of Investment from Taiwan as of September 30, 2013	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)	Carrying Value as of September 30, 2013	Accumulated Inward Remittance of Earnings as of September 30, 2013	Note
					Outflow	Inflow

Glory Network System Service (Shanghai) Co., Ltd.	Providing advanced business solutions to telecommunications	$47,321	Note 2	$47,321	$—	$—	$47,321	100	$(437)	$19,931	$—	Note 7

Xiamen Sertec Business Technology Co., Ltd.	Customer services and platform rental activities	51,552	Note 2	25,414	—	—	25,414	49	(2,186)	7,327	—	Note 7

Senao Trading (Fujian) Co., Ltd.	Information technology services and sale of communication products	709,528	Note 2	338,793	370,735	—	709,528	100	(162,772)	400,679	—	Note 7

Senao International Trading (Shanghai) Co., Ltd. (Note 8)	Information technology services and sale of communication products	535,459	Note 2	297,726	237,733	—	535,459	100	(141,200)	228,710	—	Note 7

Senao International Trading (Shanghai) Co., Ltd. (Note 8)	Information technology services and sale of communication products	87,540	Note 2	57,860	29,680	—	87,540	100	(4,136)	80,568	—	Note 7

Senao International Trading (Jiangsu) Co., Ltd.	Information technology services and sale of communication products	263,736	Note 2	263,736	—	—	263,736	100	(45,220)	116,171	—	Note 7

Chunghwa Telecom (China) Co., Ltd.	Energy conserving and providing installation, design and maintenance services	177,176	Note 2	177,176	—	—	177,176	100	(24,399)	102,172	—	Note 7

Jiangsu Zhenghua Information Technology Company, LLC	Intelligent energy serving and intelligent building services	38,549	Note 2	28,912	—	—	28,912	75	(5,136)	19,861	—	Note 7

Hua-Xiong Information Technology Co., Ltd.	Intelligent system and energy saving system services in buildings	17,511	Note 2	8,931	—	—	8,931	51	(2,142)	6,766	—	Note 7

(Continued)

Investee	Accumulated Investment in Mainland China as of September 30, 2013	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA

Glory Network System Service (Shanghai) Co., Ltd. (Note 3)	$47,321	$47,321	$405,879

Xiamen Sertec Business Technology Co., Ltd. (Note 4)	25,414	79,882	457,736

Senao International Trading Co., Ltd. (Note 5)	1,596,263	1,596,263	3,404,611

Chunghwa Telecom (China) Co., Ltd. (Note 6)	177,176	177,176	213,634,685

Jiangsu Zhenghua Information Technology Company, LLC (Note 6)	28,912	141,077	213,634,685

Hua-Xiong Information Technology Co., Ltd. (Note 6)	8,931	44,653	213,634,685

Note 1:	Investments were through a holding company registered in a third region.
Note 2:	Recognition of investment gains (losses) was calculated based on the investee’s reviewed financial statements.
Note 3:	The amount was calculated based on the net assets value of Chunghwa System Integration Co., Ltd.
Note 4:	The amount was calculated based on the consolidated net assets value of Chunghwa Investment Co., Ltd.
Note 5:	The amount was calculated based on the consolidated net assets value of Senao International Co., Ltd.
Note 6:	The amount was calculated based on the consolidated net assets value of Chunghwa Telecom Co., Ltd.
Note 7:	The amount was eliminated upon consolidation.
Note 8:	The English name is the same as the above entity; however, the Chinese names included in the respective Articles of Incorporations are different.

(Concluded)

TABLE 8

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

NINE MONTHS ENDED SEPTEMBER 30, 2013

(Amounts in Thousands of New Taiwan Dollars)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

2013	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	a	Accounts receivable	$7,845	—	—
					Accrued custodial receipts	160,669	—	—
					Accounts payable	1,334,947	—	—
					Amounts collected for others	581,294	—	—
					Revenues	241,654	—	—
					Non-operating income and gains	981	—	—
					Operating costs and expenses	9,612,495	—	4
					Non-operating expense and losses	9
					Property, plant and equipment	7,382	—	—
					Customer’s deposits	1,061	—	—
			CHIEF Telecom Inc.	a	Accounts receivable	29,038	—	—
					Accounts payable	44,908	—	—
					Amounts collected for others	3,254	—	—
					Revenues	186,366	—	—
					Operating costs and expenses	237,660	—	—
					Customer’s deposits	333	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	a	Accounts receivable	38	—	—
					Accounts payable	1	—	—
					Revenues	1,784	—	—
					Non-operating income and gains	347	—	—
			Chunghwa International Yellow Pages Co., Ltd.	a	Accounts receivable	3,016	—	—
					Accrued custodial payments	6,642	—	—
					Accounts payable	12,713	—	—
					Amounts collected for others	92,834	—	—
					Revenues	20,263	—	—
					Non-operating income and gains	5	—	—
					Operating costs and expenses	37,513	—	—
			Chunghwa System Integration Co., Ltd.	a	Accounts receivable	8,585	—	—
					Accrued custodial receipts	2,583	—	—
					Accounts payable	418,691	—	—
					Revenues	15,595	—	—
					Non-operating income and gains	1,172	—	—
					Operating costs and expenses	594,448	—	—
					Property, plant and equipment	604,936	—	—
					Office supplies	762	—	—
					Work in process	91,359	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

					Spare parts	$19,973	—	—
					Intangible assets	257,545	—	—
					Other deferred expenses	11,795	—	—
					Customer’s deposits	14,508	—	—
			Chunghwa Telecom Global Inc.	a	Accounts receivable	16,060	—	—
					Accounts payable	92,788	—	—
					Revenues	34,403	—	—
					Operating costs and expenses	250,851	—	—
					Customer’s deposits	14,510	—	—
			Donghwa Telecom Co., Ltd.	a	Accounts receivable	60,259	—	—
					Accounts payable	81,481	—	—
					Revenues	105,818	—	—
					Operating costs and expenses	68,412	—	—
			Spring House Entertainment Inc.	a	Accounts receivable	4,382	—	—
					Accounts payable	9,135	—	—
					Amounts collected for others	43,423	—	—
					Revenues	47,745	—	—
					Operating costs and expenses	28,172	—	—
					Customer’s deposits	5	—	—
			Chunghwa Telecom Japan Co., Ltd.	a	Accounts receivable	1,940	—	—
					Accounts payable	9,703	—	—
					Revenues	16,513	—	—
					Operating costs and expenses	53,292	—	—
			Light Era Development Co., Ltd.	a	Accounts receivable	5	—	—
					Accounts payable	313	—	—
					Revenues	2,181	—	—
					Work in process	470	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	a	Accounts receivable	5,444	—	—
					Accounts payable	3,813	—	—
					Revenues	46,567	—	—
					Operating costs and expenses	50,912	—	—
			Chunghwa Investment Co., Ltd.	a	Revenues	1,753	—	—
			Chunghwa Telecom (China) Co., Ltd.	a	Accounts receivable	586	—	—
					Accounts payable	770	—	—
					Revenues	150	—	—
					Operating costs and expenses	7,014	—	—
			Smartfun Digital Co., Ltd.	a	Accounts receivable	1,204	—	—
					Accounts payable	810	—	—
					Amounts collected for others	2,244	—	—
					Revenues	1,941	—	—
					Non-operating income and gains	182	—	—
					Operating costs and expenses	3,869	—	—
					Customer’s deposits	20	—	—
			Chunghwa Telecom Vietnam Co., Ltd.	a	Accounts receivable	2	—	—
					Accounts payable	148	—	—
					Revenues	35	—	—
					Operating costs and expenses	3,888	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

			Chunghwa Sochamp Technology Inc.	a	Accounts payable	$7,128	—	—
					Revenues	279	—	—
					Operating costs and expenses	4,027	—	—
					Work in process	45,415	—	—
					Customer’s deposits	95	—	—
			Chief International Corp	a	Accounts receivable	7,864	—	—
					Accounts payable	8,262	—	—
			Honghwa Human Resources Co., Ltd.	a	Accounts payable	134,647	—	—
					Revenues	424	—	—
					Operating costs and expenses	21,645	—	—

	1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	1,334,947	—	—
					Other receivables	581,294	—	—
					Accounts payable	7,827	—	—
					Note payable	18	—	—
					Other payables	160,669	—	—
					Advances from customers	14,027	—	—
					Revenues	9,633,846	—	4
					Non-operating income and gains	67	—	—
					Purchase	112,606	—	—
					Operating costs and expenses	129,911	—	—
					Non-operating expense and losses	118	—	—
					Refundable deposits	1,061	—	—
			CHIEF Telecom Inc.	c	Revenues	296	—	—
			Chunghwa System Integration Co., Ltd.	c	Revenues	163	—	—
					Operating costs and expenses	7,671	—	—
			Chunghwa International Yellow Pages Co., Ltd.	c	Revenues	57	—	—
			Spring House Entertainment Inc.	c	Revenues	775	—	—
			Light Era Development Co., Ltd.	c	Revenues	76	—	—
			Chunghwa Telecom (China) Co., Ltd.	c	Operating costs and expenses	411	—	—
			Smartfun Digital Co., Ltd.	c	Accounts payable	1,050	—	—
					Revenues	522	—	—

	2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	47,603	—	—
					Prepaid expenses	559	—	—
					Accounts payable	28,949	—	—
					Advances from customers	89	—	—
					Revenues	237,660	—	—
					Operating costs and expenses	186,366	—	—
					Refundable deposits	333	—	—
			Senao International Co., Ltd.	c	Operating costs and expenses	296	—	—
			Chunghwa System Integration Co., Ltd.	c	Accounts receivable	1	—	—
					Revenues	56	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	c	Accounts receivable	2,030	—	—
					Accounts payable	553	—	—
					Revenues	9,374	—	—
					Operating costs and expenses	11,625	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

			Spring House Entertainment Inc.	c	Revenues	$1,077	—	—
			Donghwa Telecom Co., Ltd.	c	Accounts receivable	69	—	—
					Revenues	596	—	—
			Chunghwa Telecom Japan Co., Ltd.	c	Operating costs and expenses	413	—	—
			Yao Yong Real Property Co., Ltd	c	Operating costs and expenses	65,010	—	—

	3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	418,691	—	—
					Accounts payable	11,168	—	—
					Deferred revenue	67,081	—	—
					Revenues	1,513,737	—	1
					Operating costs and expenses	16,767	—	—
					Refundable deposits	14,508	—	—
			Senao International Co., Ltd.	c	Revenues	7,671	—	—
					Operating costs and expenses	163	—	—
			CHIEF Telecom Inc.	c	Accounts payable	1	—	—
					Operating costs and expenses	56	—	—
			Chunghwa International Yellow Pages Co., Ltd.	c	Revenues	860	—	—
			Spring House Entertainment Inc.	c	Revenues	1,050	—	—
			Light Era Development Co., Ltd.	c	Revenues	151	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	c	Accounts receivable	75	—	—
				c	Revenues	1,144	—	—
			Chunghwa Sochamp Technology Inc.	c	Revenues	70	—	—
			Honghwa Human Resources Co., Ltd.	c	Revenues	281	—	—

	4	Chunghwa International Yellow Pages Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	9,028	—	—
					Accrued custodial receipts	92,834	—	—
					Prepaid expenses	3,685	—	—
					Accounts payable	2,247	—	—
					Amounts collected for others	6,642	—	—
					Advances from customers	769	—	—
					Revenues	37,513	—	—
					Operating costs and expenses	20,268	—	—
			Senao International Co., Ltd.	c	Operating costs and expenses	57	—	—
			Chunghwa System Integration Co., Ltd.	c	Operating costs and expenses	860	—	—
			Light Era Development Co., Ltd.	c	Revenues	271	—	—

	5	Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	92,756	—	—
					Prepaid expenses	32	—	—
					Accounts payable	14,517	—	—
					Advances from customers	1,543	—	—
					Revenues	250,851	—	—
					Operating costs and expenses	34,403	—	—
					Refundable deposits	14,510	—	—
			Donghwa Telecom Co., Ltd.	c	Accounts receivable	270	—	—
					Revenues	2,443	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

			Chunghwa Telecom Singapore Pte., Ltd.	c	Accounts receivable	$4,290	—	—
					Accounts payable	2,987	—	—
					Revenues	4,925	—	—
					Operating costs and expenses	3,153	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	c	Accounts receivable	68	—	—
					Revenues	312	—	—

	6	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	30,782	—	—
					Prepaid expenses	50,699	—	—
					Accounts payable	32,529	—	—
					Advances from customers	27,730	—	—
					Revenues	68,412	—	—
					Operating costs and expenses	105,818	—	—
			CHIEF Telecom Inc.	c	Accounts payable	69	—	—
					Operating costs and expenses	596	—	—
			Chunghwa Telecom Global, Inc.	c	Accounts payable	270	—	—
					Operating costs and expenses	2,443	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	c	Accounts payable	2,066	—	—
					Prepaid expenses	21,778	—	—
					Operating costs and expenses	10,292	—	—

	7	Spring House Entertainment Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	9,099	—	—
					Accrued custodial receipts	43,423	—	—
					Prepaid expenses	36	—	—
					Accounts payable	4,382	—	—
					Revenues	28,172	—	—
					Operating costs and expenses	47,745	—	—
					Refundable deposits	5	—	—
			Senao International Co., Ltd.	c	Operating costs and expenses	775	—	—
			CHIEF Telecom Inc.	c	Operating costs and expenses	1,077	—	—
			Chunghwa System Integration Co., Ltd.	c	Operating costs and expenses	1,050	—	—
			Smartfun Digital Co., Ltd.	c	Prepaid expenses	4,275	—	—
					Operating costs and expenses	10,769	—	—

	8	Light Era Development Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	5	—	—
					Prepaid expenses	313	—	—
					Deferred revenue	60	—	—
					Revenues	410	—	—
					Operating costs and expenses	2,181	—	—
			Senao International Co., Ltd.	c	Operating costs and expenses	76	—	—
			Chunghwa System Integration Co., Ltd.	c	Operating costs and expenses	151	—	—
			Chunghwa International Yellow Pages Co., Ltd.	c	Operating costs and expenses	271	—	—

	9	Chunghwa Telecom Singapore Pte., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	3,767	—	—
					Prepaid expenses	46	—	—
					Accounts payable	5,444	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

					Revenues	$50,912	—	—
					Operating costs and expenses	46,567	—	—
			CHIEF Telecom Inc.	c	Accounts receivable	553	—	—
					Accounts payable	2,030	—	—
					Revenues	11,625	—	—
					Operating costs and expenses	9,374	—	—
			Chunghwa Telecom Global, Inc.	c	Accounts receivable	2,987	—	—
					Accounts payable	4,290	—	—
					Revenues	3,153	—	—
					Operating costs and expenses	4,925	—	—
			Donghwa Telecom Co., Ltd.	c	Accounts receivable	2,066	—	—
					Advances from customers	21,778	—	—
					Revenues	10,292	—	—
			Chunghwa Telecom Japan Co., Ltd.	c	Accounts receivable	761	—	—
					Accounts payable	394	—	—
					Revenues	10,012	—	—
					Operating costs and expenses	1,949	—	—

	10	Chunghwa Telecom Japan Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	9,563	—	—
					Prepaid expenses	140	—	—
					Accounts payable	1,429	—	—
					Advances from customers	511	—	—
					Revenues	53,292	—	—
					Operating costs and expenses	16,513	—	—
			CHIEF Telecom Inc.	c	Revenues	413	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	c	Accounts receivable	394	—	—
					Accounts payable	761	—	—
					Revenues	1,949	—	—
					Operating costs and expenses	10,012	—	—

	14	Chunghwa Investment Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Operating costs and expenses	1,753	—	—

	20	Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Prepaid expenses	1	—	—
					Accounts payable	38	—	—
					Operating costs and expenses	2,131	—	—
			Chunghwa Telecom Global, Inc.	c	Accounts payable	68	—	—
					Operating costs and expenses	312	—	—
			Chunghwa System Integration Co., Ltd.	c	Accounts payable	75	—	—
					Operating costs and expenses	1,144	—	—
							—	—

	25	Yao Yong Real Property Co., Ltd.	CHIEF Telecom Inc.	c	Revenues	65,010	—	—

	30	Chunghwa Telecom (China) Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	770	—	—
					Accounts payable	586	—	—
					Revenues	7,014	—	—
					Operating costs and expenses	150	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

			Senao International Co., Ltd.	c	Revenues	$411	—	—
			Chunghwa Sochamp Technology Inc.	c	Accounts payable	65	—	—
					Operating costs and expenses	130	—	—

	31	Smartfun Digital Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	810	—	—
					Accrued custodial receipts	2,244	—	—
					Accounts payable	305	—	—
					Advances from customers	899	—	—
					Revenues	3,869	—	—
					Operating costs and expenses	2,123	—	—
					Refundable deposits	20	—	—
			Senao International Co., Ltd.	c	Accounts receivable	1,050	—	—
			Spring House Entertainment Inc.	c	Operating costs and expenses	522	—	—
					Advances from customers	4,275	—	—
					Revenues	10,769	—	—

	32	Chunghwa Telecom Vietnam Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	148	—	—
					Accounts payable	2	—	—
					Revenues	3,888	—	—
					Operating costs and expenses	35	—	—

	33	Chunghwa Sochamp Technology Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	7,128	—	—
					Advances from customers	27,016	—	—
					Revenues	22,426	—	—
					Operating costs and expenses	279	—	—
					Refundable deposits	95	—	—
			Chunghwa System Integration Co., Ltd.	c	Operating costs and expenses	70	—	—
			Chunghwa Telecom (China) Co., Ltd.	c	Accounts receivable	65	—	—
					Revenues	130	—	—

	35	Chief International Corp	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	8,262	—	—
					Accounts payable	7,864	—	—

	36	Honghwa Human Resources Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	134,629	—	—
					Prepaid expenses	18	—	—
					Revenues	21,645	—	—
					Operating costs and expenses	424	—	—
			Chunghwa System Integration Co., Ltd.	c	Operating costs and expenses	281	—	—

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:
a.	“0” for the Company.
b.	Subsidiaries are numbered from “1”.

(Continued)

Note 2:	Related party transactions are divided into three categories as follows:
a.	The Company to subsidiaries.
b.	Subsidiaries to the Company.
c.	Subsidiaries to subsidiaries.
Note 3:	Transaction terms were determined in accordance with mutual agreements.
Note 4:	For assets and liabilities, amount is shown as a percentage to consolidated total assets as of September 30, 2013, while revenues, costs and expenses are shown as a percentage to consolidated total operating revenues for the nine months ended September 30, 2013.
Note 5:	The amount was eliminated upon consolidation.

(Concluded)